Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

2124 Brewing Company LLC
8321 Ohio River Boulevard
Emsworth, PA 15202
https://aurochsbrewing.com/

Up to $525,000.00 Convertible Promissory Note.
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: 2124 Brewing Company LLC
Address: 8321 Ohio River Boulevard, Emsworth, PA 15202
State of Incorporation: PA
Date Incorporated: April 18, 2012

Terms:

Convertible Promissory Notes

Offering Minimum: $10,000.00 of Convertible Promissory Note.
Offering Maximum: $525,000.00 of Convertible Promissory Note.
Type of Security Offered: Convertible Promissory Note.

Note converts to Common Units when the company raises $5,000,000.00 in a qualified equity financing.

Maturity Date: September 01, 2024
Valuation Cap: $15,000,000.00
Discount Rate: 15.0%
Annual Interest Rate: 6.0%
Minimum Investment Amount (per investor): $250.00

Terms of the underlying Security

Underlying Security Name: Common Units

Voting Rights:

1 vote per unit. The holders of record of Common Units, exclusively and as a separate class, shall be entitled to elect two Directors of the Company (the "Common Directors") one of which shall be the Chief Executive Officer of the Company.

Material Rights:

<p>The total amount outstanding includes 300,000 shares to be issued pursuant to stock options, reserved but unissued.</p> <p>Refer to the Company's Third Amended and Restated Operating Agreement, attached as Exhibit F to the Offering Memorandum, for a full description of distribution rights, liquidation preferences, and drag-along rights.</p> <p><ins>Voting Rights (applies when the convertible notes of this Reg. CF offering convert into Common Units)</ins> </p> <p>Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and

power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.</p>

**Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% bonus below.*

Voting Rights (applies when the convertible notes of this Reg. CF offering convert into Common Units)

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

10% Family and Friends Discount - Invest in First 72 hours

2124 Brewing Company LLC will offer 10% additional bonus interest for all investments that are committed by investors within the first 72 hours of launching the campaign.

5% Early Bird Discount - Invest in First 7 Days

2124 Brewing Company LLC will offer 5% additional bonus interest for all investments that are committed by investors within the first 7 days of launching the campaign.

Tier 1 Investment Perks: $250

1 Can Magnet Opener

1 Sticker

1 Ownership certificate

Tier 2 Investment Perks: $500

1 T-Shirt

All Tier 1 Perks

Tier 3 Investment Perks: $1,000

1 Can Glass

All Lower Tier Perks

Tier 4 Investment Perks: $5,000

1 Backpack

All Lower Tier Perks including 2 each of perks from Tiers 1-3.

Tier 5 Investment Perks: $10,000

1 Cooler

All Lower Tier Perks including 4 each of perks from Tiers 1-3.

A zoom call with the founders.

Note that beer can only be provided for the call in states in which Aurochs Brewing Company is eligible to ship or distribute into at the time of the call.

2% Bonus interest

2124 Brewing Company LLC will offer 2% additional bonus interest for all investments that are committed by investors who invest $10,000 in the campaign.

Tier 6 Investment Perks: $25,000

All Lower Tier Perk in Tiers 1-4 including 4 each of perks from Tiers 1-3.

A zoom call with the founders.

Note that beer can only be provided for a call in states in which Aurochs Brewing Company is eligible to ship or distribute into at the time of the call.

5 % Bonus Interest for Tier 6 Investors

2124 Brewing Company LLC will offer 5% additional bonus interest for all investments that are committed by investors who invest $25,000 in the campaign.

**All perks occur after offering is completed.*

<u>10% StartEngine Owners' Bonus</u>

2124 Brewing Company LLC will offer 10% additional bonus interest for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 6.6% instead of 6%.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

2124 Brewing Company LLC (doing business as "Aurochs Brewing Company") makes great tasting craft beer that is naturally gluten-free in our dedicated facility in Pennsylvania. Our products are safe for those customers who are medically required to follow a gluten-free diet, however, we believe that our superior flavor profile appeals to a wider audience including consumers who love craft beer as well as those following a more active lifestyle. We have distribution in 9 states, have won 4 national awards in 4 years, and have distribution in key retailers including Wegmans, Whole Foods, Giant Eagle, and Total Wine & More. H1 2021 gross revenue is up approximately 79% in comparison to H1 2020. H1 and H2 are the first six months of year.

Competitors and Industry

At this moment, the Company believes that no one has really captured the national market for great tasting naturally gluten-free beer because either other products are either not entirely gluten-free (i.e., gluten-reduced) and cannot be labeled gluten-free according to FDA standards, have an inferior taste profile, or have limited distribution.

National gluten-reduced beer brands include Omission, Stone Delicious IPA, and New Belgium Glutiny.

National gluten-free beers include Anheuser Busch Redbridge and Glutenberg.

Local and regional competitors include Bards, Lakefront New Grist, New Planet, Holidaily Brewing, Ghostfish Brewing, Harvester Brewing, NEFF Brewing, Departed Soles Brewing, Burning Brothers Brewing, Alt Brewing, Moonshrimp Brewing, and Bierly Brewing among others.

Beer substitutes include cider, wine, and hard seltzers, which are generally gluten-free. For certain consumers that are not medically required to follow a gluten-free diet, general craft brewers would be considered competitors.

The overall beer market in the United States is $94 billion, and the craft beer market in the United States is $22.2 billion. Meanwhile, the global gluten-free market is $6 billion and projected to grow to $7.6B by 2024.

https://www.globenewswire.com/news-release/2018/12/05/1662178/0/en/Gluten-Free-Product-Market-Will-Reach-USD-7-60-Billion-By-2024-Globally-Zion-Market-Research.html

https://www.brewersassociation.org/statistics-and-data/national-beer-stats/

Current Stage and Roadmap

Current Stage

Our company is currently distributed in 9 states as well as Washington D.C. We have added 8 states in 6 months and plan to expand to 38 markets (including Washington D.C.) by the end of 2022. We sell our product through three primary channels: direct to consumers out of our tap room, wholesale distribution, and direct to consumer via shipping. We have distribution in key retailers including Wegmans, Giant Eagle, and Total Wine & More. We are struggling to keep up with orders and are working to expand our capacity to help meet demand.

Although we have offered over 40 different styles through our tap room, we primarily sell our six core styles through distribution: Aurochs Blonde Ale, Aurochs Session IPA, Aurochs Amber Ale, Aurochs Porter, Aurochs Light Lager, and Aurochs Hazy IPA. Earlier this year, we launched the Aurochs Hefe, the Aurochs Strawberry Blonde, and the Aurochs Hazy IPA Sunrise Series #1 through distribution in cans.

Future Roadmap

We anticipate launching the following styles through distribution in cans in the near future: Aurochs Hazy IPA Sunrise Series #2, Aurochs Pumpkin Ale, Aurochs Christmas Ale, and the Aurochs Margrita Gose. We also plan to expand the capabilities at our current tasting room while exploring opening additional locations.

The Team

Managers

Name: Ryan Bove

Ryan Bove's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder, CEO, President, and Manager
  Dates of Service: April 18, 2012 - Present
  Responsibilities: Oversees the strategy, finance, and operations of the company. Ryan earns $42,000 per year in salary plus health insurance.

Other business experience in the past three years:

- **Employer:** Ryan M Bove LLC
  Title: Founder
  Dates of Service: July 01, 2021 - Present
  Responsibilities: Serves as a start-up consultant.

Name: Doug Foster

Doug Foster's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder & Manager
  Dates of Service: April 18, 2012 - Present
  Responsibilities: Doug oversees the sales, distribution, and marketing of Aurochs Brewing Company. Doug receives $42,000 per year.

Other business experience in the past three years:

- **Employer:** Soergel Orchards/Naturally Soergels
  Title: Part-time assistant
  Dates of Service: January 01, 2012 - Present
  Responsibilities: Doug's wife, Amy Soergel, is part of a family farm and business that has been around for multiple generations. On occasions, Doug helps out in a limited capacity with odd tasks and responsibilities.

Name: Brian Scott

Brian Scott's current primary role is with PittMoss. Brian Scott currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: August 01, 2015 - Present
  Responsibilities: Providing strategy and company oversight. Brian currently does

not receive salary or equity compensation for his role.

Other business experience in the past three years:

- **Employer:** PittMoss
  Title: CEO & President
  Dates of Service: May 01, 2016 - Present
  Responsibilities: Brian is responsible for managing the company and making major corporate decisions.

Other business experience in the past three years:

- **Employer:** Express Management Group
  Title: CEO & President
  Dates of Service: January 01, 2003 - May 01, 2019
  Responsibilities: Responsible for managing the company and overseeing major corporate decisions.

Name: Edward ("Ted") R. Hobart

Edward ("Ted") R. Hobart's current primary role is with Investor, Advisor. Edward ("Ted") R. Hobart currently services 2 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Board Member
  Dates of Service: April 01, 2019 - Present
  Responsibilities: Responsible for strategy and company oversight. Edward currently does not receive salary or equity compensation for his role.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”)

involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any convertible notes should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any convertible note purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the securities that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the securities back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the food and beverage industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering a convertible note in the amount of up to $525,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to

find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred equity financings in the future, which may reduce the value of your investment in our securities. Interest on debt securities could increase costs and negatively impact operating results. Preferred securities could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred securities could be more advantageous to those investors than to the holders of preferred securities into which the convertible notes may convert. In addition, if we need to raise more equity capital from the sale of equity securities, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a purchase price per unit lower than the conversion price of the convertible notes.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's

control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with No Voting Rights
The convertible note that an investor is buying has no voting rights attached to them, and the securities into which they may convert will likely have no voting rights attached to them\. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the convertible notes we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

The brewery industry is highly competitive. Although we believe we have a strategic location and brand, there are numerous existing breweries in our area. We face competition from established independent breweries, brewery chains, bars, tasting rooms and beer manufacturers. Many of our competitors have substantially greater financial and marketing resources, larger customer bases, longer operating histories, greater name recognition and more established relationships in the industry than us. As a result, these competitors may be able to devote greater resources to marketing and sales than us. There can be no assurance that we will compete successfully with such competitors.

We are an early stage company and have not yet generated any profits

2124 Brewing Company LLC was formed on 4/18/2012. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any membership units once our managers determine that we are financially able to do so. In addition, as described below, there are over $3,000,000 in distribution preferences payable to the holders of our current outstanding preferred stock, prior to the payment of distributions to the holders of our Common Units and any other preferred units that may be authorized and issued in the future. 2124 Brewing Company LLC has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time
Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
We may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on 2124 Brewing Company LLC or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on 2124 Brewing Company LLC could harm our reputation and materially negatively impact our financial condition and business.

The success of our business is highly correlated to general economic conditions.
Demand for our products is highly correlated with general economic conditions, as a substantial portion of our revenue is derived from discretionary spending, which typically declines during times of economic instability. Declines in economic

conditions may adversely impact our financial results. Our ability to grow or maintain our business may be adversely affected by sustained economic weakness and uncertainty, including the effect of wavering consumer confidence, high unemployment, and other factors. The inability to grow or maintain our business would adversely affect our business, financial conditions, and results of operations, and thereby an investment in our convertible notes.

Class action or other litigation relating to alcohol abuse or misuse could adversely affect our business.

Companies in the alcohol industry are, from time to time, exposed to class action or other litigation relating to alcohol advertising, product liability, alcohol abuse problems or health consequences from the misuse of alcohol. It is also possible that governments could assert that the use of alcohol has significantly increased government funded health care costs. Litigation or assertions of this type have adversely affected companies in the alcohol industry, and it is possible that we, as well as our suppliers, could be named in litigation of this type. Also, lawsuits have been brought in a number of states alleging that beverage alcohol manufacturers and marketers have improperly targeted underage consumers in their advertising. Plaintiffs in these cases allege that the defendants' advertisements, marketing and promotions violate the consumer protection or deceptive trade practices statutes in each of these states and seek repayment of the family funds expended by the underage consumers. While we have not been named in these lawsuits, we could be named in similar lawsuits in the future. Any class action or other litigation asserted against us could be expensive and time-consuming to defend against, depleting our cash and diverting our personnel resources and, result in significant harm to our business.

Regulatory decisions and legal, regulatory and tax changes could limit our business activities, increase our operating costs and reduce our margins.

Our business is subject to extensive regulation. This may include regulations regarding production, distribution, marketing, advertising and labeling of beverage alcohol and our other products. We are required to comply with these regulations and to maintain various permits and licenses. With respect to our alcoholic beverages, we are also required to conduct business only with holders of licenses to import, warehouse, transport, distribute and sell beverage alcohol products. We cannot assure you that these and other governmental regulations applicable to our industry will not change or become more stringent. Moreover, because these laws and regulations are subject to interpretation, we may not be able to predict when and to what extent liability may arise. Additionally, due to increasing public concern over alcohol-related societal problems, including driving while intoxicated, underage drinking, alcoholism and health consequences from the abuse of alcohol, various levels of government may seek to impose additional restrictions or limits on advertising or other marketing activities promoting beverage alcohol products. Failure to comply with any of the current or future regulations and requirements relating to our industry and products could result in monetary penalties, suspension or even revocation of our licenses and permits. Costs of compliance with changes in regulations could be significant and could harm our business, as we could find it necessary to raise our prices in order to maintain profit margins, which could lower the demand for our products and reduce our sales and profit potential. Also, the distribution of beverage alcohol products is subject to extensive taxation. An, including, but not limited to, import taxes. The increase in taxation could significantly harm our sales revenue and margins, both through the reduction of overall consumption and by encouraging consumers to switch to lower-taxed categories of beverage alcohol.

Contamination of our products and/or counterfeit or confusingly similar products could harm the image and integrity of, or decrease customer support for, our brands and decrease our sales.
The success of our brand depends upon the positive image that consumers have of it. Contamination, whether arising accidentally or through deliberate third-party action, or other events that harm the integrity or consumer support for our brand, could affect the demand for our products. Contaminants in raw materials purchased from third parties and used in the production of our products or defects in the manufacturing could lead to low quality as well as illness among, or injury to, consumers of our products and could result in reduced sales. We may also be required to recall products in the event of contamination or damage. Also, to the extent that third parties sell products that are either counterfeit versions of our brand or brands that look like our brand, consumers of our brand could confuse our products with products that they consider inferior. This could cause them to refrain from purchasing our brand in the future and in turn could impair our brand equity and adversely affect our sales and operations.

The holders of our Series Seed Preferred Units and Series A Preferred Units have Redemption Rights which could result in the requirement of the Company to purchase over $3,000,0000 in Units prior to the payment of any distributions to the holders of other securities.
Pursuant to our Third Amended and Restated Operating Agreement, the holders of our Series Seed Preferred Units and Series A Preferred Units have Redemption Rights which, if exercised could require us to redeem such securities for over $3,000,0000, which would be paid prior to the payment of any distributions to the holders of other securities.

We have existing intellectual property that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, Internet domain names, recipes and other trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks and other intellectual property could be unenforceable or ineffective.
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection

without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

Disruptions in supply chain or increases in ingredient, product and other supply costs could adversely affect our profitability and operating results.
Our business depends on frequent deliveries of ingredients and other products. We believe that we shall have adequate sources of supplies for ingredients and products to support our operations, there are many factors which could cause shortages or interruptions in the supply of ingredients and products, including, but not limited to, weather, unanticipated demand, labor, production or distribution problems, quality issues, costs, a recurrence of the COVID-19 outbreak or the outbreak of other pandemics. Any of these events or conditions may adversely affect the ability of suppliers to fulfill their obligations, which may negatively affect our restaurant operations. Some of these factors are beyond our control, and could have an adverse effect on our business and results of operations.

The coronavirus (COVID-19) or other pandemic could adversely affect our financial results, operations and outlook for an extended period of time.
We have been materially and adversely affected by the COVID-19 outbreak. The full impact of the COVID-19 outbreak continues to evolve as of the date of this report, and we are actively monitoring the global situation and its effects on our business, financial condition, liquidity, and operations. Given the daily evolution of the COVID-19 outbreak and the global responses to curb its spread, we are not able to estimate the effects of the COVID-19 outbreak on our results of operations, financial condition, or liquidity. However, if the pandemic continues, it may have a material adverse effect on our results of future operations, financial position, and liquidity.

The holders of Preferred Units hold Anti-Dilution Rights.
Pursuant to our Third Amended and Restated Operating Agreement, the holders of Series Seed Preferred Units and Series A Preferred Units have weighted average anti-dilution protection with respect to certain additional issuances of our securities for issue prices that are below the original issuance price for such series of Preferred Units (as may be adjusted pursuant to our Operating Agreement). The application of the weighted anti-dilution calculation would result in a reduction of the conversion price of the applicable series of Preferred Units, thereby resulting in an increase in the number of Common Units into which such series of Preferred Units is convertible. If in the future, we issue securities at below the original issuance price for any series of Preferred Units that currently exist or may be authorized and issued, the holders of such Preferred Units will be entitled to the issuance of additional Common Units upon conversion of such Preferred Units, through a reduction in the effective conversion price then in effect for such Preferred Units, which would result in dilution to the holders of other membership Units, through a decrease in their relative percentage ownership of us.

The holders of Preferred Units have preferential rights to distributions.
Pursuant to our Third Amended and Restated Operating Agreement, upon a liquidation, dissolution or winding up of us, our sale of all or substantially all of our assets and certain other events (a "Liquidation Event"), or any distributions, the holders of our Series Seed Preferred Units and Series A Preferred Units are entitled to receive certain preferences, before any funds are distributed to the holders of Common Units or, subject to the approval of such holders, the holder of any other preferred units that may be issued in the future. If there is a distribution, a liquidation event, the holders of our outstanding Preferred Units would, as of the date hereof, be entitled to receive the first approximately $3,000,000 in distributions. Therefore, if we make any distributions or engage in a Liquidation Event, there may not be any amounts remaining to be paid to the holders of Common Units or the holders of any preferred Units that may be issued after the date hereof, after distribution are made to the holders of our currently outstanding Preferred Units.

We have intellectual property that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as trademarks, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
Ryan Michael Bove	377,500	Common Units	12.52
Ryan Michael Bove	125,002	Series Seed Preferred Units A1	12.52
Ryan Michael Bove	65,447	Series A Preferred Units A1	12.52

The Company's Securities

The Company has authorized Common Units, Profit Interest Units, Convertible Promissory Note, Series Seed Preferred Units A1, Series Seed Preferred Units A2, Series Seed Preferred Units A3, Series A Preferred Units A1, Series A Preferred Units A2, Series A Preferred Units A3, and Convertible Promissory Note - Series 2021 - CF.

Common Units

The amount of security authorized is 1,509,686 with a total of 1,509,686 outstanding.

Voting Rights

1 vote per unit. The holders of record of Common Units, exclusively and as a separate class, shall be entitled to elect two Directors of the Company (the "Common Directors") one of which shall be the Chief Executive Officer of the Company.

Material Rights

The total amount outstanding includes 300,000 shares to be issued pursuant to stock options, reserved but unissued.

Refer to the Company's Third Amended and Restated Operating Agreement, attached as Exhibit F to the Offering Memorandum, for a full description of distribution rights, liquidation preferences, and drag-along rights.

<u>Voting Rights (applies when the convertible notes of this Reg. CF offering convert into Common Units)</u>

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Profit Interest Units

The amount of security authorized is 300,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Profit Interest Units.

Material Rights

Refer to the Company's Third Amended and Restated Operating Agreement, attached as Exhibit F to the Offering Memorandum, for a full description of distribution rights, liquidation preferences, and drag-along rights.

Convertible Promissory Note

The security will convert into The type of security being issued and the terms of the Convertible Promissory Note are outlined below:

Amount outstanding: $35,000.00
Maturity Date: July 29, 2025
Interest Rate: 0.0%
Discount Rate: %
Valuation Cap: None
Conversion Trigger: Qualified financing

Material Rights

Conversion discount on a qualified equity financing varies by the timing of the conversion. 10% discount if conversion occurs within 12 months. 20% if conversion discount occurs within 24 months. 30% if conversion discount occurs after 36 months.

During a significant transaction with a change of ownership, the holder has the right to convert just prior to the significant transaction or redeem the note at 2x value.

Series Seed Preferred Units A1

The amount of security authorized is 1,080,899 with a total of 1,080,899 outstanding.

Voting Rights

1 vote for each Common Unit into which the Preferred Unit is convertible. The holders of record of Series A Preferred Units and the holders of record of Series Seed Preferred Units, exclusively and as a separate class, shall be entitled to elect two Directors of the Company.

Material Rights

Refer to the Company's Third Amended and Restated Operating Agreement, attached as Exhibit F to the Offering Memorandum, for a full description of distribution rights, liquidation preferences, redemption rights, protective provisions and conversion rights that apply to Preferred Units, and drag-along rights.

Series Seed Preferred Units A2

The amount of security authorized is 242,014 with a total of 242,014 outstanding.

Voting Rights

1 vote for each Common Unit into which the Preferred Unit is convertible. The holders of record of Series A Preferred Units and the holders of record of Series Seed Preferred Units, exclusively and as a separate class, shall be entitled to elect two Directors of the Company.

Material Rights

Refer to the Company's Third Amended and Restated Operating Agreement, attached as Exhibit F to the Offering Memorandum, for a full description of distribution rights, liquidation preferences, redemption rights, protective provisions and conversion rights that apply to Preferred Units, and drag-along rights.

Series Seed Preferred Units A3

The amount of security authorized is 262,346 with a total of 262,346 outstanding.

Voting Rights

1 vote for each Common Unit into which the Preferred Unit is convertible. The holders of record of Series A Preferred Units and the holders of record of Series Seed Preferred Units, exclusively and as a separate class, shall be entitled to elect two Directors of the Company.

Material Rights

Refer to the Company's Third Amended and Restated Operating Agreement, attached as Exhibit F to the Offering Memorandum, for a full description of distribution rights, liquidation preferences, redemption rights, protective provisions and conversion rights that apply to Preferred Units, and drag-along rights.

Series A Preferred Units A1

The amount of security authorized is 860,000 with a total of 577,396 outstanding.

Voting Rights

1 vote for each Common Unit into which the Preferred Unit is convertible. The holders of record of Series A Preferred Units and the holders of record of Series Seed Preferred Units, exclusively and as a separate class, shall be entitled to elect two Directors of the Company.

Material Rights

Refer to the Company's Third Amended and Restated Operating Agreement, attached as Exhibit F to the Offering Memorandum, for a full description of distribution rights, liquidation preferences, redemption rights, protective provisions and conversion rights that apply to Preferred Units, and drag-along rights.

Series A Preferred Units A2

The amount of security authorized is 261,561 with a total of 261,561 outstanding.

Voting Rights

1 vote for each Common Unit into which the Preferred Unit is convertible. The holders of record of Series A Preferred Units and the holders of record of Series Seed Preferred Units, exclusively and as a separate class, shall be entitled to elect two Directors of the Company.

Material Rights

The total amount outstanding includes 261,561 shares to be issued pursuant to warrants.

Refer to the Company's Third Amended and Restated Operating Agreement, attached as Exhibit F to the Offering Memorandum, for a full description of distribution rights, liquidation preferences, redemption rights, protective provisions and conversion rights that apply to Preferred Units, and drag-along rights.

Series A Preferred Units A3

The amount of security authorized is 261,561 with a total of 261,561 outstanding.

Voting Rights

1 vote for each Common Unit into which the Preferred Unit is convertible. The holders

of record of Series A Preferred Units and the holders of record of Series Seed Preferred Units, exclusively and as a separate class, shall be entitled to elect two Directors of the Company.

Material Rights

The total amount outstanding includes 261,561 shares to be issued pursuant to warrants.

Refer to the Company's Third Amended and Restated Operating Agreement, attached as Exhibit F to the Offering Memorandum, for a full description of distribution rights, liquidation preferences, redemption rights, protective provisions and conversion rights that apply to Preferred Units, and drag-along rights.

Convertible Promissory Note - Series 2021 - CF

The security will convert into Common units and the terms of the Convertible Promissory Note - Series 2021 - CF are outlined below:

Amount outstanding: $0.00
Maturity Date: September 01, 2024
Interest Rate: 6.0%
Discount Rate: 15.0%
Valuation Cap: $15,000,000.00
Conversion Trigger: $5,000,000 Qualified Equity Financing

Material Rights

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Common Units to investors (the "Equity Investors") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Common Units resulting in gross proceeds to the Company of at least $5,000,000 (excluding the conversion of the Notes and any other debt) (a "Qualified Financing"), then it converts into Common Units at conversion price equal to the lesser of (i) 85% of the per share price paid by the Investors or (ii) the price equal to the quotient of $15,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Units of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "Sale of the Company" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; provided, however, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Units at a price per security equal to the quotient of $15,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

What it means to be a minority holder

As a holder of convertible notes of the company, you will have no voting rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional membership units. In other words, when the company issues more membership units, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of membership units outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred membership units or warrants) into stock. If the company decides to issue more membership units, an investor could experience value dilution, with each membership unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per membership unit (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Membership Units
  Type of security sold: Equity
  Final amount sold: $721,746.00
  Number of Securities Sold: 577,396
  Use of proceeds: Working capital
  Date: August 13, 2021
  Offering exemption relied upon: 506(c)

- **Type of security sold:** Convertible Note
  Final amount sold: $35,000.00
  Use of proceeds: Working capital
  Date: July 29, 2020

Offering exemption relied upon: 506(c)

- **Type of security sold:** Convertible Note
  Final amount sold: $597,000.00
  Use of proceeds: Working capital, converted into 556,260 Series A preferred units.
  Date: December 01, 2018
  Offering exemption relied upon: 506(c)

- **Type of security sold:** Revenue Sharing Note
  Final amount sold: $150,000.00
  Use of proceeds: Working capital and marketing
  Date: October 27, 2020
  Offering exemption relied upon: Regulation CF

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2020 compared to year ended December 31, 2019

Revenue

2020 revenue was relatively flat in comparison to 2019 at $276,357 and $284,591. 2020 was a transitional year that has put us in a position for growth. This potential of this transitional period can be seen in the fact that H1 2021 revenues are up 79% in comparison to H1 2020, and we are starting to have to allocate beer to wholesalers and DTC channels because of capacity limitations. In 2020, we lost direct to consumer revenue through our tap room and festivals as a result of the pandemic, but largely made up for the loss in revenue by adding additional wholesale states and DTC shipping. In the back half of 2020, we started expanding markets beyond Pennsylvania. Between November 2020 and August 2021, we have expanded from 1 state to 9 states with the potential to expand to up to 38 states. We have added

Connecticut, West Virginia, and North Carolina through traditional three tier distribution, and Ohio, Virginia, Vermont, Kentucky, and New Hampshire through DTC shipping. Please note that timing of wholesale orders can also potentially create small variations in revenue from year to year.

Cost of Goods Sold

Our cost of goods sold increased from $148,585 in 2019 to $163,978 in 2020 as a result of COVID-19 related supply chain issues and the fact that the wholesale and DTC shipping revenues have lower margins than the tap room and festival revenue. As we move into 2022, we anticipate recovering and supplementing this high margin taproom and festival revenue in addition to continue to grow our wholesale and direct to consumer shipping channels.

Gross Profit

Our gross profit decreased from $136,006 in 2019 to $112,379 although our revenue was relatively flat with a slight decrease. As previously mentioned, COVID-19 related supply chain issues impacted cost of good sold and the fact that the wholesale and DTC shipping revenues have lower margins than the tap room and festival revenue. As we move into 2022, we anticipate recovering and supplementing this high margin taproom and festival revenue in addition to continue to grow our wholesale and direct to consumer shipping channels.

Operating Expenses

Our operating expenses decreased from $567,157 in 2019 to $495,447 in 2020 primarily as a result of decreases in general and administrative expenses and marketing expenses. Marketing expenses decreased in 2020 as a result of closing the tasting room although as we continue to grow and expand revenue, we expect marketing expenses to grow and expand as well.

Historical results and cash flows:

We have a strong track record of growing our revenue. Our H1 2021 revenues are up 79% from H1 2020. We have expanded from 1 state to 9 states over the past few months and have the opportunity to grow into 38 total states. Although we have expanded to additional states, the majority of our volume and revenue growth is still in Pennsylvania, so there is opportunity for additional volume and revenue growth in the states we are currently in with additional marketing and sales support.

The strong revenue growth has come at the expense of negative historical cash flows. Although we are gearing up towards profitability with this crowdfunding initiative, we anticipate additional losses on our way there. In the beginning of the company, we invested heavily in R&D and the initial facility buildout. More recently, we invested in sales, marketing, and people ahead of our revenue. As we continue to grow, we will need to continue to invest in CAPEX, sales and marketing, people, and ingredient inventory to continue on our growth trajectory. As we move from a local brand into a regional brand, we will be expanding through lower margin channels that require sales and marketing to build out the markets.

The Company believes that the historical results of growing revenue will continue as evidenced by the increase in volume, revenue, and distribution. As the Company grows, it believes that cash flow will continue to grow and improve along with increases in volume, revenue, and distribution.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of August 24, 2021, the Company had $52K cash on hand. The Company has $5K in investor commitments for Series A Preferred Units, and $28K in commitments for a 12 month loan at 12.5% interest rate. The Company anticipates closing these financing commitments by the end of September 2021.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The Company does have access to other forms of capital, but the funds from this financing campaign are critical to our company's operations and to continue on our current growth trajectory. If we do not secure adequate capital, we will most likely have to decrease growth, remove less profitable revenue streams, and restructure the company towards a slower growth model.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The funds are necessary for the company to operate on its current trajectory. There are opportunities to slow down the growth and restructure the company towards a more viable and profitable trajectory, but this would require a major overhaul in how the company is currently constructed.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The minimum for this financing campaign is $10K and would go to campaign fees and related expenses if we are only able to secure the minimum funding goal.

How long will you be able to operate the company if you raise your maximum funding goal?

The Company believes it will be able to operate the company indefinitely if we raise our maximum funding goal as it would propel the company to profitability. However, assuming that we clear $285,000 after fees and marketing, it would get us about a year at our current burn rate. Ideally, we will be decreasing our burn rate while growing at same pace. We could also shed costs to lower our burn rate as well as growth rate.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company anticipates raising an additional $5M in financing after this raise to accelerate the company's growth as it moves from a regional to a national brand. The Company anticipates smaller five figure and potentially six figure financings in parallel to this financing campaign. The Company has raised over $3M to date.

Indebtedness

- **Creditor:** Indiana First Bank
  Amount Owed: $29,439.41
  Interest Rate: 7.99%
  Maturity Date: January 01, 2023
  First position lien on equipment originally purchased with loan. Original purchase price of $88,874.

- **Creditor:** Hitachi Capital
  Amount Owed: $42,207.12
  Interest Rate: 12.3%
  Maturity Date: September 01, 2023
  First position lien on equipment originally purchased with the equipment financing, original purchase price of $78,537.

- **Creditor:** Hitachi Capital
  Amount Owed: $16,312.06
  Interest Rate: 12.34%
  Maturity Date: October 01, 2023
  First position lien on equipment originally purchased with equipment financing (original equipment purchase loan balance of $14,0002).

- **Creditor:** Audreys Kitchen LP
  Amount Owed: $4,900.70
  Interest Rate: 0.0%
  Maturity Date: September 30, 2022

- **Creditor:** Chase Credit Card

Amount Owed: $5,164.26
Interest Rate: 13.24%

- **Creditor:** PNC Credit Card
Amount Owed: $12,400.27
Interest Rate: 21.49%

- **Creditor:** AMEX Credit Card
Amount Owed: $20,590.37
Interest Rate: 16.24%

- **Creditor:** Square Capital
Amount Owed: $13,960.80
Interest Rate: 12.58%
Maturity Date: December 01, 2022
14.25% of credit card transactions (credit card revenue sweep). $857.50 minimum payment over 60 days.

- **Creditor:** Honeycomb
Amount Owed: $149,424.46
Interest Rate: 20.34%
Maturity Date: October 31, 2025
7% of top line revenue up to 1.6x on original amount of $150,000. $1,500 monthly minimum payment. First position lien on assets.

- **Creditor:** Ryan Bove and Doug Foster
Amount Owed: $98,907.51
Interest Rate: 0.0%
This amount reflects wages owed to Ryan Bove and Doug, as of August 1, 2021.

Related Party Transactions

- **Name of Entity:** Ryan Bove
Relationship to Company: Officer
Nature / amount of interest in the transaction: Ryan is one of the original founders of Aurochs Brewing Company and a managing member of the LLC. Ryan has invested $207,300 into the company. The company owes Ryan $56,725.46 in unpaid wages as of August 1, 2021.
Material Terms: Ryan invested $207,000 into the company acquiring 125,002 Series Seed Preferred A1 Units and 65,447 Series A1 preferred units. Ryan also invested $300 into the Honeycomb crowdfunding campaign, which has a 1.6x multiple, first position lien on assets, and 7% claim on future revenues. The company owes Ryan $56,725.46 in unpaid wages as of August 1, 2021.

- **Name of Entity:** Douglas Michael Foster

Relationship to Company: Officer
Nature / amount of interest in the transaction: Doug Foster invested $30,500 into the company. The company owes Doug $42,182.05 in unpaid wages as of August 1, 2021.
Material Terms: Doug Foster invested $30,000 into the company acquiring 27,778 Series Seed Preferred A1 Units. Doug also invested $500 into the Honeycomb crowdfunding campaign, which has the following terms: 7% of revenue up to 1.6x, first position lien on assets. The company owes Doug $42,182.05 in unpaid wages as of August 1, 2021.

Valuation

Valuation Cap: $15,000,000.00

Valuation Cap Details: The long term goal is to grow the company to be able to fly anywhere in the world and drink great tasting gluten-free beer. We anticipate the national market for our products to be approximately 50,000 barrels. Historically, craft breweries have been valued at approximately $1,000 per barrel at scale with periods that are both higher and lower than this number. As we scale into a national brand, we believe we can grow the value of the brand to $50M. To do this, we anticipate raising a larger, follow-on financing round of $5M to help us achieve this growth. The valuation cap of $15M and discount will allow convertible note holders to be in a better position to secure favorable terms as we raise the larger financing round and take the company towards a valuation of $50M. Note converts to common units when the company raises $5,000,000.00 in a qualified equity financing, upon consummation of a sale of the Company, or upon maturity

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Costs associated with the campaign.*
  96.5%
  $10,000 will be used to cover the costs associated with the campaign including legal fees, marketing fees, and accounting fees.

If we raise the over allotment amount of $525,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Equipment to expand capacity and reduce costs.*

15.0%
Equipment to grow volume and reduce costs as we expand to additional states.

- *Marketing*
  20.0%
  Marketing to promote the brand as we expand to additional states.

- *Working Capital*
  61.5%
  Working capital for ingredients and operating expenses as we grow distribution.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://aurochsbrewing.com/ (https://aurochsbrewing.com/).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/aurochs

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR 2124 Brewing Company LLC

[See attached]

2124 BREWING COMPANY LLC

d/b/a Aurochs Brewing

Unaudited Financial Statements for the

Years Ended December 31, 2020 and 2019

IndigoSpire
CPAs & ADVISORS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

August 24, 2021

To: Board of Managers, 2124 BREWING COMPANY LLC d/b/a Aurochs Brewing

Re: 2020-2019 Financial Statement Review

We have reviewed the accompanying financial statements of 2124 BREWING COMPANY LLC (the "Company") d/b/a Aurochs Brewing, which comprise the balance sheet(s) as of December 31, 2020 and 2019, and the related statements of income, owners' equity/deficit and cash flows for the calendar year periods ended December 31, 2020 and 2019, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in the Notes and Additional Disclosures, certain conditions indicate there is substantial doubt as to whether the Company may continue as a going concern. The accompanying financial statements do not include any adjustments which might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

2124 BREWING COMPANY LLC
BALANCE SHEET
As of December 31, 2020 and 2019
See independent Review report and accompanying Notes to the financial statements
(Unaudited)

ASSETS		**2020**		**2019**
Current Assets				
Cash and cash equivalents	$	204,943	$	142,197
Inventory, net		42,153		28,719
Total Current Assets		247,096		170,916
Fixed assets, net		486,653		599,398
Deposits		3,000		3,000
Total Assets	$	736,749	$	773,314
LIABILITIES AND MEMBERS' CAPITAL				
Current Liabilities				
Wages payable	$	95,408	$	95,408
Accrued expenses		33,564		26,570
Notes, current portion		2,800		2,800
Leases, current portion		36,356		43,244
Total Current Liabilities		168,128		168,022
Long-Term Liabilities				
Convertible notes		35,000		0
Notes, long-term portion		151,116		4,901
Leases, long-term portion		62,095		89,718
Total Long-Term Liabilities		248,211		94,619
Total Liabilities		416,339		262,641
MEMBERS' CAPITAL				
Common units		376,646		376,646
Preferred units		2,748,359		2,576,359
Accumulated deficit		(2,804,595)		(2,442,332)
Total Members' Capital		320,410		510,673
Total Liabilities and Members' Capital	$	736,749	$	773,314

2124 BREWING COMPANY LLC
STATEMENT OF OPERATIONS
For Years Ending December 31, 2020 and 2019
See independent Review report and accompanying Notes to the financial statements
(Unaudited)

	2020	2019
Revenues	$ 276,357	$ 284,591
Cost of revenues	163,978	148,585
Gross profit	112,379	136,006
Operating expenses		
General and administrative	306,640	347,066
Sales and marketing	14,286	43,341
Rent	45,500	38,500
Operating lease expense	13,348	26,149
Depreciation	115,673	112,101
Total operating expenses	495,447	567,157
Net Operating Loss	(383,068)	(431,151)
Grant income	38,200	0
Interest expense	(17,395)	(32,286)
Net Loss	$ (362,263)	$ (463,437)

2124 BREWING COMPANY LLC
STATEMENT OF MEMBERS' CAPITAL
For Years Ending December 31, 2020 and 2019
See independent Review report and accompanying Notes to the financial statements
(Unaudited)

	Common Units			Preferred Units			Accumulated		Total Members'
	Units		Amount	Units		Amount		Deficit		Capital
Balance as of December 31, 2018	**1,209,686**	**$**	**376,646**	**1,585,259**	**$**	**1,493,666**	**$**	**(1,978,895)**	**$**	**(108,583)**
Conversion of convertible notes	0		0	556,260		657,375		0		657,375
Issuance of preferred units	0		0	365,522		425,318		0		425,318
Net Loss	0		0	0		0		(463,437)		(463,437)
Balance as of December 31, 2019	**1,209,686**		**376,646**	**2,507,041**		**2,576,359**		**(2,442,332)**		**510,673**
Issuance of preferred units	0		0	137,600		172,000		0		172,000
Net Loss	0		0	0		0		(362,263)		(362,263)
Balance as of December 31, 2020	**1,209,686**	**$**	**376,646**	**2,644,641**	**$**	**2,748,359**	**$**	**(2,804,595)**	**$**	**320,410**

2124 BREWING COMPANY LLC
STATEMENT OF CASH FLOWS
For Years Ending December 31, 2020 and 2019
See independent Review report and accompanying Notes to the financial statements
(Unaudited)

		2020		2019
Operating Activities				
Net Loss	$	(362,263)	$	(463,437)
Adjustments to reconcile net loss				
to net cash provided by operations:				
Depreciation		115,673		109,716
Interest accrued on convertible notes		0		60,375
Changes in operating assets and liabilities:				
(Increase) Decrease in inventory		(13,434)		4,402
Increase (Decrease) in accounts payable		0		0
Increase (Decrease) in accrued expenses		6,994		8,480
Net cash used in operating activities		(253,030)		(280,464)
Investing Activities				
Purchase of equipment		(2,928)		(4,717)
Payments for land and building		0		(2,390)
Payments for installation of leased assets		0		(18,785)
Net change in cash from investing activities		(2,928)		(25,892)
Financing Activities				
Repayment of notes		(3,785)		(3,501)
Repayment of leases		(34,511)		(76,060)
Issuance of convertible notes		35,000		20,000
Issuance of notes		150,000		0
Contributions from common unit holders		0		0
Issuance of preferred units		172,000		425,318
Net change in cash from financing activities		318,704		365,757
Net change in cash and cash equivalents		62,746		59,401
Cash and cash equivalents at beginning of period		142,197		82,796
Cash and cash equivalents at end of period	$	204,943	$	142,197
Supplemental Disclosure of Cash Flow Information				
Cash paid for interest	$	17,395	$	32,286
Supplemental Disclosure of Non-Cash Investing and Financing Activities				
Equipment acquired under capital lease	$	0	$	0
Conversion of convertible notes	$	0	$	657,375

2124 BREWING COMPANY LLC
NOTES TO FINANCIAL STATEMENTS
See independent Review report and accompanying Notes to the financial statements
AS OF DECEMBER 31, 2020

NOTE 1 – NATURE OF OPERATIONS

2124 Brewing Company LLC dba Aurochs Brewing Company (which may be referred to as the "Company", "we," "us," or "our") was registered in Pennsylvania on April 18, 2012. The Company brews and sells gluten free beer. The Company's headquarters are in Emsworth, Pennsylvania. The company began operations in 2012.

Since Inception, the Company has relied on the issuance of notes (see Note 6), the issuance of convertible notes (see Note 7), the issuance of a Paycheck Protection Program ("PPP") loan (see Note 8), and the issuance of common and preferred units (see Note 11) to fund its operations. As of December 31, 2020, the Company had an accumulated deficit and will likely incur additional losses prior to generating positive retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 14). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 15), and funds from revenue producing activities. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020 and 2019, the Company had $204,943 and $142,197 of cash on hand, respectively.

Inventory
Inventory are stated at the lower of cost or market. Cost is determined on an average cost basis.

Fixed Assets
Fixed assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is 5, 7, or 15 years for equipment, 5, or 7 years for leased equipment, and 15 or 39 years for land and building improvements.

The Company reviews the carrying value of fixed assets for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

Fair Value Measurements
Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Stock-Based Compensation
The Company accounts for its stock-based compensation awards in accordance with ASC 718, *Compensation-Stock Compensation* ("ASC 718"). ASC 718 requires all stock-based payments to employees and directors, including grants of restricted stock units and stock option awards, to be recognized as expense in the statements of operations based on their grant date fair values. Grants of restricted stock units and stock option awards to other service providers, referred to as non-employees, are measured based on the grant-date fair value of the award and expensed in the Company's statement of operations over the vesting period.

Income Taxes
The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling gluten free beer direct to customers. The Company's payments are generally collected upfront but some sales to wholesalers are sold on credit. For years ending December 31, 2020 and 2019 the Company recognized $276,357 and $284,591 in revenue, respectively.

Accounts Receivable
Accounts receivable due from customers are uncollateralized customer obligations due under normal trade terms. Accounts receivable are stated at the amount billed to the customer. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2020 and 2019, the company had no accounts receivable, as payments are collected up front.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In February 2016, FASB issued Accounting Standards Update ("ASU") No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INVENTORY

Inventories consisted of the following as of December 31:

		2020		2019
Product in process	$	15,886	$	14,168
Raw materials		26,267		14,551
Inventory, net	$	42,153	$	28,719

The following summarizes the inventory activity as of December 31:

		2020		2019
Beginning inventory balance, net	$	28,719	$	33,121
Cost of inventory sold		(163,978)		(148,585)
Production costs		177,412		144,183
Ending inventory balance, net	$	42,153	$	28,719

NOTE 4 – FIXED ASSETS

Fixed assets consist of equipment, land and building improvements, and leased equipment. As of December 31, 2020 and 2019, the Company had $486,653 and $599,398 in net fixed assets, respectively. The following table shows the details of the fixed assets.

Fixed Assets		2020		2019
Equipment	$	125,766	$	122,838
Land and building improvements		368,366		368,366
Leased equipment		468,243		468,243
		962,375		959,447
Accumulated depreciation		(475,722)		(360,049)
Fixed Assets, net	$	486,653	$	599,398

NOTE 5 – WAGES PAYABLE

As of December 31, 2020 and 2019, the Company has accrued $95,408 in foregone salaries to the founders. There is not a specified repayment schedule for the wages payable as of December 31, 2020.

NOTE 6 – NOTES AND DEBT

In July 2015, the Company issued a promissory note to replace a convertible note whose original principal was $10,000. The amount of the promissory note is $12,201, with a 0.667% interest rate, and a maturity date of September 30, 2022. Promissory note accrued interest until October 18, 2017, at which point, the Company was required to pay 1/20th of the outstanding principal and interest each quarter until the note is paid off. The balance of the note as of December 31, 2020 and 2019 was $4,901 and $7,701, respectively.

In October 2020, the Company entered into a promissory note agreement for $150,000, with a fixed fee of $90,000 and a maturity date of October 31, 2025. The promissory note is secured by future revenue, and the Company is required to pay 7% of total revenue monthly. On the maturity date the Company is required to pay the remaining balance of the principal and the fee.

The Honeycomb promissory note is collateralized by the assets of the Company not already pledged in a capital lease and takes a second lien position with respect to assets already collateralized.

Future maturities of the notes are as follows:

Year Ended December 31,		
2021	$	2,800
2022		2,101
2023		0
2024		0
2025		149,015
Total	$	153,916

NOTE 7 – CONVERTIBLE NOTES

In 2018, the Company issued $597,000 of 8% unsecured convertible notes (the "Notes") due between March and December 2023. The Notes were automatically convertible in an equity financing of at least $500,000 ("Qualified Financing"). The conversion price was 90% of the price per unit of equity received by the Company in the Qualified Financing. The Notes and accrued interest converted into 556,260 preferred units for a total price of $657,375 is 2019.

In July 2020, the Company issued unsecured convertible notes totaling $35,000 with an interest rate of 0% and a maturity date of July 29, 2025 ("Maturity Date"). The notes are convertible at the option of the holder in an event that the Company issues equity securities in one or a series of transactions ("Issuance of Securities"). The conversion price is 90% of the price per unit the Company receives in the Issuance of Securities if the Issuance of Securities are withing the first 12 months of the loan, 80% of the price per unit the Company receives in the Issuance of Securities if the Issuance of Securities are between the 13th month and the 24th month, and 70% of the price per unit the Company receives in the Issuance of Securities if the Issuance of Securities is after the second anniversary of the note.

NOTE 8 – PPP LOAN

In April 2020, the Company received loan proceeds in the amount of $38,200 under the Paycheck Protection Program ("PPP"). The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act ("CARES Act"), provides for loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The loans and accrued interest are forgivable after eight weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the eight-week period.

The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral of payments for the first six months. The Company intends to use the proceeds for purposes consistent with the PPP. While the Company currently believes that its use of the loan proceeds will meet the conditions for forgiveness of the loan, we cannot assure you that we will not take actions that could cause the Company to be ineligible for forgiveness of the loan, in whole or in part.

As discussed in Note 15, the Company received confirmation that its PPP loan has been forgiven.

NOTE 9 – LEASES

Capital Leases
The Company has entered into a number of leases for equipment. The leases have terms between 24 and 84 months.

The following table summarizes future maturities of debt for each of the next five years and thereafter as of December 31, 2019:

Years Ending December 31,	Amount
2021	$ 36,356
2022	43,946
2023	18,149
Total	$ 98,451

Leased property (which also serves as collateral under the lease agreement) under capital leases at December 31, 2020 and 2019 includes:

	2020	2019
Leased equipment	$ 468,243	$ 468,243
Less accumulated depreciation	(279,248)	(204,876)
	$ 188,995	$ 263,367

NOTE 10 – INCOME TAXES

The Company intends to file its income tax return for the period ended December 31, 2020 by the due date set by the Internal Revenue Service. The return will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 11 – MEMBERS' CAPITAL

Common Units
The holders of common units are entitled to one vote for each common unit held at all meetings of members. As of December 31, 2020 and 2019, the Company had 1,209,686 common units outstanding.

Preferred Units
The holders of preferred units are entitled to cast the number of votes equal to the number of common units into which the preferred units are convertible. The Company may not declare dividends for holders of common units without first declaring dividends for holders of preferred units. As of December 31, 2020 and 2019, the Company had 2,644,641 and 2,507,041 preferred units outstanding, respectively.

Warrants

The Company has issued warrants to purchase preferred units. There are warrants to purchase 251,561 units at a price of $2.50 per unit and warrants to purchase 251,561 units at a price of $3.75 per unit.

NOTE 12 – EQUITY INCENTIVE PLAN

The Company has 300,000 common units set aside for and equity incentive plan. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and certain consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company. As of December 31, 2020, the Company has not issued any units under the equity incentive plan.

NOTE 13 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company is involved in litigation from time to time over the normal course of business.

COVID-19
In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 14 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2012 and has an accumulated deficit. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 15 – SUBSEQUENT EVENTS

Crowdfunded Offering
The Company is offering (the "Crowdfunded Offering") up to $1,400,000 in a convertible note security. The convertible note will bear 6 percent interest per annum and with conversion features into non-voting preferred membership units upon a $5,000,000 qualifying liquidity event including a 15 percent discount, and $15,000,000 valuation cap. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended to receive any funds.

The Crowdfunded Offering is being made through StartEngine.

PPP Loan Forgiveness
In March 2021, the Company received notification that its PPP loan was forgiven by the US SBA.

Additional Capital Raises
In 2021, the Company has been in the process of closing approximately $97,000 of preferred Series A securities. Furthermore, the Company has entered into loan agreements to procure another approximately $41,000 in borrowings.

Management's Evaluation
Management has evaluated subsequent events through August 24, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

Aurochs Brewing

A New Gluten Free Beer Experience


AUROCHS BREWING CO.
AUROCHS AMBER ALE
AUROCHS BLONDE ALE
AUROCHS SESSION IPA
AUROCHS PORTER
Gluten-Free Beer 2021
Aurochs Brewing Co.

Website | Emsworth, PA | FOOD & BEVERAGE

$0.00 raised

0 Investors	$15M Valuation Cap
6.0% Annual Interest Rate	$250.00 Min. Investment
15.0% Discount Rate	Conv. Note Offering Type
09/01/24 Maturity Date	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

At Aurochs Brewing, we believe that you shouldn't have to choose between a gluten-free beer and great taste. Since our inception, we have brewed over 40 different styles of award-winning, naturally gluten-free beer while developing strong partnerships and an enthusiastic customer base. After an incredible few years of growth, we are ready to expand regionally to deliver our product to as many people as possible.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Our award-winning craft beer is truly & naturally gluten-free without sacrificing the complex, delicious flavors of craft beer.
- Our product fills a niche at the intersection of the $29.3 billion craft beer market and the $6 billion gluten free market.
- We have grown 800% in the past four years and we are ready to expand regionally into 38 states.
- H1 2021 Revenue is up 79% in comparison to H1 2020.

"We are changing the way the world experiences gluten-free beer."

THE PROBLEM

Inadequate Gluten-Free Beer Options

When our co-founder Ryan Bove discovered he could no longer process gluten, he enlisted the help of lifelong celiac and co-founder Doug Foster to help navigate the transition to a gluten-free diet. In the process, they discovered that beer options were extremely limited. Products either reduced gluten without eliminating it, or lost the delicious taste of craft beer.

There Is A Major Need For
Great Tasting, Gluten-Free Beer Options

Options Are Either



Barley based & not gluten free


FDA
APPROVED

Barley based/ “Gluten Reduced” & not FDA GF compliant



Sorghum based & tastes poor/unpalatable

THE SOLUTION

Brewing a Delicious, Gluten-Free Craft Beer

Ryan and Doug started home-brewing the kind of beer they wanted to drink. When they found that their beer tasted better than anything they could get at a bar, they made it their mission to revolutionize the world of gluten-free brewing.


WE'RE CHANGING THE WAY
THE WORLD EXPERIENCES
GLUTEN FREE BEER
AUROCHS
LIGHT LAGER
AUROCHS
HAZY IPA
Superior, naturally GF ingredients
A flavorful, elevated beer experience
Dedicated GF Facilities

Now, Aurochs Brewing makes great-tasting craft beer that is 100% gluten free from start to finish. Our beers are brewed with millet, quinoa, and buckwheat and are milled, brewed and packaged at our dedicated gluten-free facility.


AUROCHS
BREWING CO.
AUROCHS
SPECIALTY SERIES
12 FL. OZ.

THE MARKET

Filling the Intersection of Two Major Markets

By providing a great-tasting product that is naturally gluten-free, Aurochs Brewing Company is filling a niche at the intersection of two growing markets: craft beer and gluten-free.

The overall beer market in the United States is $94 billion, and the craft beer market in the United States is $29 billion.

Meanwhile, the gluten-free market is $6 billion, and the active lifestyle lager market is $1.9 billion. In addition to being gluten free, our Aurochs Light Lager is only **85 calories**.


Gluten Free
We help to fill the gap between the Craft Beer & GF markets


US Beer Market
$116B
Active Lifestyle Lager Market
$1.9B
GF Market
$6B
Craft Beer Market
$29.3B

OUR TRACTION

Significant Sales, Prestigious Awards, and Relentless Growth

We have earned over $1 million in revenue to date. Throughout the state of Pennsylvania, we have distribution in key retailers including Wegmans, Whole Foods, and Giant Eagle.


AUROCHS
BREWING CO.
AUROCHS
AMBER ALE
Wegmans
WHOLE FOODS MARKET
giant eagle

We have won four national awards in the past four years including the Gold Medal in the Gluten-Free Beer category at the 2020 Great American Beer Festival® for our Aurochs Hazy IPA. Other awards include:

- Silver Medal - Gluten-Free Beer Category - 2018 Great American Beer Festival®
  - Aurochs Brewing Company - Aurochs Blonde Ale
- Bronze Medal - Gluten-Free Beer Category - 2018 US Open Beer Championships
  - Aurochs Brewing Company - Aurochs Session IPA
- Bronze Medal - Gluten-Free Beer Category - 2019 US Open Beer Championships
  - Aurochs Brewing Company - Aurochs Porter


Great American Beer Festival ®
2020 Gold Medal Winner
Gluten-Free Beer Category
AUROCHS
HAZY IPA

We have grown 800% from 2016 to 2019, and 40% from 2018 to 2019 alone in our home state. We have averaged 75% CAGR since 2014. In addition, our direct to consumer shipping has averaged over 50% growth from Q3 2020 to Q1 2021.

In Q4 2020, we started distributing outside of Pennsylvania and have added 8 states in 6 months including Connecticut, Virginia, Ohio, New Hampshire, Vermont, Kentucky, West Virginia, and North Carolina.

WHAT WE DO

We Make and Sell Delicious, Gluten-Free Craft Beer

We make great tasting craft beer that is naturally gluten-free, filling a niche need in multiple markets.

We have released over 40 unique brews through our tasting room, but primarily sell our core six styles through distribution (Aurochs Blonde Ale, Aurochs Session IPA Aurochs Amber Ale, Aurochs Porter, Aurochs Light Lager, and Aurochs Hazy IPA). We anticipate that if this offering is fully subscribed, we will be able to launch an additional 8 styles into distribution including our Aurochs Hefe, Aurochs Strawberry Blonde Ale, and Aurochs Pumpkin Ale.



The response to our products has been enormously positive. Gluten-free customers drive for hours to stock up on our product. We are ready to expand and make our beer more accessible to those customers who desperately need and want it.


AUROCHS
BLONDE ALE

THE BUSINESS MODEL

Expanding to Regional Sales

We sell our beer through three primary channels:

Our Tasting Room
In this channel, customers will purchase beer to go in the form of cases, cans, and 32 oz. crowlers or consume beer on premise (pre-covid) in the form of pints and tasters.


Sales Channel: Tap Room

Distribution in the Three-Tier System
In this system, beer is shipped from the brewery to the wholesaler. In turn, the wholesaler sells beer to retail accounts such as bars, restaurants, six-pack shops, and grocery stores.

Also in Pennsylvania, we are sold at over 100 accounts including Wegmans, Whole Foods, and Giant Eagle. We launched through wholesale into Connecticut in December 2020 with partner Craft Connecticut.

Already this year we have launched with two additional wholesalers, expanding our reach into retailers in West Virginia and North Carolina. We currently have five wholesale partners distributing to retail across four states - Pennsylvania, West Virginia, North Carolina, and Connecticut.


Sales Channel: Retail Locations
RAILYARD
TAP ROOM

Direct Shipping to Consumers
We launched direct shipping to consumers in June 2020 in Pennsylvania and Washington D.C. We also launched direct to consumer shipping in Virginia, Vermont, and New Hampshire in Q4 2020, and in Ohio and Kentucky in Q1 2021.


Sales Channel:
Direct Shipping

HOW WE ARE DIFFERENT

A "Beer for Everyone" with an Incredible Taste

We sit at the intersection of gluten-free beer and craft beer, and we are outperforming the growth rates of both industries. We believe most of the other nationally distributed competitors are either not entirely gluten-free (gluten-reduced) or have an inferior taste profile. As of right now, no one has captured this market on a national level.



Our beer tastes incredible and is naturally gluten-free from grain to glass. We brew our beers with millet, quinoa, and buckwheat and we test every ingredient that comes through the door to ensure no cross-contamination. Our beers are brewed in a dedicated gluten-free facility.

We have a high quality, truly gluten-free product that we believe can capture the market on a regional and eventually national level.


Our beer tastes incredible and is naturally gluten-free from start to finish

THE VISION

Working to Bring Gluten-Free Craft Beer to Everyone

Our vision is to fly anywhere in the world and be able to drink great tasting gluten-free beer brewed by Aurochs Brewing Company.


Now our goal is to fly ANYWHERE...
in the world and enjoy a great tasting craft beer that is full-flavored, low calorie and naturally gluten-free!

We plan to expand distribution from our home state of Pennsylvania to a total of 38 states, transforming the company from a local to a regional brewery. We have already begun shipping and distributing beer into 10 of these markets in the past six months. In 2022, we hope to finalize our launch in the remaining states and start driving volume through these additional 28 states and growing within our current building.


Market Reach: 2019
Our goal is to fly anywhere in the world and enjoy a great tasting, naturally gluten-free craft beer.


Market Reach: 2020 - 2021
Making Aurochs available to 55.9 million people or 17% of the US population.


Market Reach: 2021 +
CALIFORNIA
TEXAS
FLORIDA
Making Aurochs available to 268.3 million people or 82% of the US population.

We also anticipate expanding our 12oz can product offerings to include a total of 14 different styles by the end of 2022.

In the future, we anticipate transforming our company from a regional brand into a national brand with a build out of a larger production facility.

OUR LEADERSHIP

Craft Beer Lovers with Extensive Business and Sales Experience

The journey began in 2012, when after a prolonged, serious illness, our co-founder Ryan Bove discovered he was no longer able to process gluten. Longtime friend, co-founder, and lifelong celiac Doug Foster helped Ryan transition to a gluten-free diet. Everything was going smoothly until they got to beer. The choices were limited, either not entirely gluten-free (gluten-reduced beer) or tasting nothing like the delicious craft beers Ryan loved.

In search of a solution, Ryan and Doug started home brewing the kind of beer they wanted to drink. When they found that their beer tasted better than anything they could get at a bar, Doug and Ryan made it their mission to revolutionize the world of gluten-free brewing.


AUROCHS
BREWING CO.

Our team of founders and advisors has extensive combined experience across product development, sales, craft beer brewing, strategic planning, and finance. We believe that nobody should miss out on the great taste of a craft beer, and we have the perfect product to make sure there's a beer for everyone.


AUROCHS
BREWING CO.
AUROCHS BLONDE ALE
BREWED with MILLET and QUINOA
12 FL. OZ. 4.5% ALC/VOL
85 CALORIES
AUROCHS LIGHT LAGER
12 FL. OZ. 3.4% ALC/VOL

WHY INVEST

Join Us as We Hope to Change the Experience of Gluten-Free Beer

We anticipate that if this offering is fully subscribed, we will be able to expand our distribution to 38 total states and launch 14 products in those states, accomplishing four major goals: expand distribution, release new products through distribution, implement cost reductions through process improvements, and decrease some older credit card and equipment financing debt.

We are a fast-growing company at the intersection of the $29.3 billion craft beer market and the growing $6 billion gluten free market. This expansion will provide us access to six times the population our product currently reaches. With current access to 17% of the population today, we hope to expand our reach to 82% of the US population by the end of 2022.

Join us as we change the face of gluten-free craft beer with our delicious, truly gluten-free product.


We have an incredible product line-up.
BLONDE ALE
SESSION IPA
AMBER ALE
PORTER
HAZY IPA
LIGHT LAGER
And are poised to become the name of Gluten-Free Beer.


AUROCHS
AUROCHS
AUROCHS
AUROCHS
PORTER

MEET OUR TEAM


DOUG FOSTER - CO-FOUNDER


RYAN BOVE - CO-FOUNDER

Meet Our Team



Ryan Bove

Co-Founder, CEO, President, and Manager

Ryan is responsible for strategy, finance, and operations at Aurochs Brewing Company. Prior to founding Aurochs Brewing Company, Ryan successfully managed a $2M global new product development project at MSA, a global safety products company. In this role, Ryan transformed a product line from concept to a market ready product line and established a supply chain with multiple manufacturing locations in North America, China, Japan, and Taiwan. Ryan received his M.B.A from the Tepper School of Business at Carnegie Mellon University and graduated cum laude from the University of Notre Dame with a B.S. in Mechanical Engineering.



Doug Foster

Co-Founder & Manager

Doug is responsible for customer and consumer development at Aurochs Brewing Company. Prior to founding Aurochs Brewing Company, Doug managed sales accounts at Paychex and Acosta. At Paychex, Doug managed new client growth, customer service and the further development of 296 clients throughout 28 zip code sales territories. He increased sales by 41% over a six-month period. At Acosta, Doug managed accounts for six different consumer packaged goods companies throughout the Pittsburgh and Cleveland markets. Accounts combined for $5.3 million dollars in retail sales in 2009, and $5.5 million in 2010. He managed client sales relationship with Pinnacle Grocery for the Eastern Great Lakes region. Doug graduated from Penn State with a B.A. in Communications.



Brian Scott

Board Member

Brian Scott is the President and CEO of Pittmoss, a company that creates sustainable, organic soils made from recycled paper and cardboard. He was also founder and CEO of Express Management Group and an adjunct faculty member at Gannon University. Mr Scott began his career as the Chief Information Officer and Director of Acquisitions at Rentway, which went public on the NYSE during his tenure and exited with a sale in 2006. He has served on many for-profit and non-profit boards including Aurochs Brewing, The Flagship Niagara League, and the Innovation Collaborative and was the founder and chairman of Tall Ships Erie.

Mr. Scott earned his undergraduate degree from the Pennsylvania State University and his master's degree in software engineering from Gannon University.

He has also been a business mentor with the Erie Technology Incubator and continues to mentor entrepreneurs as an angel investor with BlueTree Allied Angels, one of the most active angel groups in the Mid-Atlantic region of the US.



Edward R. Hobart

Board Member

Ted has more than 25 years of experience in finance and venture capital, in addition to having served as an operating company executive in several venture-backed businesses. Most recently, Ted has been involved in managing a project with the Department of Defense centered around automated production technologies, prior to which he served as an executive in an innovative benefits insurance startup.

As an institutional investor, Ted was a founding partner of Chart Venture Partners, a firm which focused on early stage technology companies with dual-use application (commercial plus defense/security/government markets). Prior to Chart, Ted worked in The Carlyle Group's US venture capital investment arm, which emphasized multi-stage venture and growth equity investments across many sectors in the US. Before Carlyle, Ted was a partner at 4C Ventures, an early stage investment firm which was formerly the corporate venture arm of Olivetti.

Ted has served as a Board Director or Observer for more than a dozen companies, in addition to several not-for-profit organizations. In addition to the operating roles mentioned above, Ted also worked as CFO of a materials technology company and an early stage biotech startup spun out of that materials business.

Ted holds an MBA degree from Stanford University and BA in Economics from Williams College.

Offering Summary

Company	2124 Brewing Company LLC
Corporate Address	8321 Ohio River Boulevard, Emsworth, PA 15202
Offering Minimum	$10,000.00
Offering Maximum	$525,000.00
Minimum Investment Amount (per investor)	$250.00

Terms

Offering Type	Convertible Promissory Notes
Type of Equity Converted Into	Common Units
Conversion Trigger	$5,000,000.00
Maturity Date	September 01, 2024
Valuation Cap	$15,000,000.00
Discount Rate	15.0%
Annual Interest Rate	6.0%

What is a Convertible Note?

A convertible note offers you the right to receive Common Units in 2124 Brewing Company LLC. The amount of Common Units you will receive in the future will be determined at the next equity round in which the Company raises at least $5,000,000.00 in a qualified equity financing. The highest conversion price per security is set based on a $15,000,000.00 Valuation Cap or if less, then you will receive a 15.0% discount on the price the new investors are paying. You also receive 6.0% interest per year added to your investment. When the maturity date is reached, if the note has not converted then you are entitled to receive Common Units equal to your investment and interest back at a price per security determined by dividing the Valuation Cap by the aggregate number of outstanding equity securities of the Company as of immediately prior (on a fully diluted basis).

**Annual Interest Rate subject to adjustment of 10% bonus for StartEngine shareholders. See 10% bonus below.*

Voting Rights (applies when the convertible notes of this Reg. CF offering convert into Common Units)

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

10% Family and Friends Discount - Invest in First 72 hours

2124 Brewing Company LLC will offer 10% additional bonus interest for all investments that are committed by investors within the first 72 hours of launching the campaign.

5% Early Bird Discount - Invest in First 7 Days

2124 Brewing Company LLC will offer 5% additional bonus interest for all investments that are committed by investors within the first 7 days of launching the campaign.

Tier 1 Investment Perks: $250

1 Can Magnet Opener

1 Sticker

1 Ownership certificate

Tier 2 Investment Perks: $500

1 T-Shirt

All Tier 1 Perks

Tier 3 Investment Perks: $1,000

1 Can Glass

All Lower Tier Perks

Tier 4 Investment Perks: $5,000

1 Backpack

All Lower Tier Perks including 2 each of perks from Tiers 1-3.

Tier 5 Investment Perks: $10,000

1 Cooler

All Lower Tier Perks including 4 each of perks from Tiers 1-3.

A zoom call with the founders.

Note that beer can only be provided for the call in states in which Aurochs Brewing Company is eligible to ship or distribute into at the time of the call.

2% Bonus interest

2124 Brewing Company LLC will offer 2% additional bonus interest for all investments that are committed by investors who invest $10,000 in the campaign.

Tier 6 Investment Perks: $25,000

All Lower Tier Perk in Tiers 1-4 including 4 each of perks from Tiers 1-3.

A zoom call with the founders.

Note that beer can only be provided for a call in states in which Aurochs Brewing Company is eligible to ship or distribute into at the time of the call.

5 % Bonus Interest for Tier 6 Investors

2124 Brewing Company LLC will offer 5% additional bonus interest for all investments that are committed by investors who invest $25,000 in the campaign.

**All perks occur after offering is completed.*

10% StartEngine Owners' Bonus

2124 Brewing Company LLC will offer 10% additional bonus interest for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

Eligible StartEngine shareholders will receive a 10% increase in the annual interest rate on Convertible Promissory Notes in this Offering. This means your annual interest rate will be 6.6% instead of 6%.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Inter company debt or back payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment". Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Campaign Video

The vision is to fly anywhere in the world and drink great tasting gluten-free beer. At Aurochs, our refreshing beers and their diverse flavors bring people together to live an optimal lifestyle with the people they love. You can find our beers at a number of locations, from local bars to larger retailers. A list of them includes Wegmans, Whole Foods, Giant Eagle, and Total Wine & More. We got our start after our co-founder, Ryan, got sick and had to follow gluten-free diet. This led to the development of a great tasting gluten-free beer. He sought out the help of his lifelong friend, Doug Foster. Together, our movement is to change the way the world experiences gluten-free beer. Fast forward to today, we have grown 800% from 2016 to 2020. We've added eight additional states including North Carolina and Kentucky in the last six months and we anticipate expanding to 14 states by the end of this year. The Aurochs' Hazy IPA won the gold medal in the gluten-free beer category at the 2020 Great American Beer Festival, our brewery's fourth national medal in four years. With six core styles, we are expanding our product line to 14 by adding eight seasonal and limited flavors over the next six months. Simply, we have flavors and enjoyment for our everyone crafted from natural ingredients like millet and quinoa in a dedicated gluten-free facility. So at the end of the day, not only are we about pushing limits, we're about bringing people together and making memories. Drinking should be done together. Whether it be during a day at the lake or around a warm fire, at Aurochs Brewing, we have successfully developed a great tasting gluten-free beer for everyone to enjoy. Live your best life without worrying but with Aurochs Brewing.

Meet Our Team Video - Doug Foster

0:01 – MEET AUROCHS

0:04 – CO-FOUNDER DOUG FOSTER

0:22 – WHAT'S YOUR ROLE AT THE BREWERY?

0:27 – DOUG: "Hi, I'm Doug Foster. I'm co-founder and head of sales and marketing at Aurochs Brewing Company. All of us at Aurochs Brewing Company do a little bit of everything. My primary responsibilities revolve around sales and marketing. I'm reaching out to customers, wholesale partners, retail partners, to try to better position and sell Aurochs to everybody out there who wants to drink great-tasting and naturally gluten-free beer. Also involved with the social media, the marketing, the website, and everything that sort of falls under that umbrella."

1:01 – WHERE DID YOU GROW UP?

1:05 – DOUG: *JOKING* "I'd say it was a pretty standard childhood really. Summers in Rangoon. Luge lessons."

1:15 – (TAKE 2) WHERE DID YOU GROW UP?

1:17 – DOUG: "So, like the beer we brew here at Aurochs Brewing Company, I am a local product of Pittsburgh. My family moved around between Pittsburgh and Chicago a few times growing up. I was actually diagnosed with Celiac disease at the age of five. I went to high school with my business partner Ryan. We played football together growing up."

1:34 – TELL US ABOUT YOUR PATH TO AUROCHS

1:37 – DOUG: "I went to college at Penn State. I studied journalism. Candidly, I didn't really know what I wanted to do, so school and socialization were both, uh, big parts of my curriculum. After college I went into sales. After Ryan started brewing beer, it became pretty apparent what I wanted to do with the next stage of my life."

1:57 – WHAT ARE YOU UP TO THESE DAYS?

2:01 – DOUG: "I am happily married to my awesome wife Amy. We have three kids – Andrew, Harrison, and Elizabeth. So, when I'm not at the brewery, when I'm not being a dad, I still like to get outside, go up to our hunting camp. Ryan and I play hockey with some guys from here at Aurochs. Enjoy friends, family, beer, a good meal."

2:21 – WHAT KEEPS YOU MOTIVATED?

2:25 – DOUG: "Relationships have always been really important to me, so a big part of that is getting together, often times arounds something to drink, something to eat, and being able to have – not only a great-tasting, naturally gluten-free beer – but multiple options and varieties that fit with the, with the meal. Whatever we are doing. Being in a position that brings people back to the table, that creates beer, that creates memories and opportunities for friends and family to have a good time. It's awesome. It's important to me, and I know it's important to other people. I just love being a part of that experience."

3:00 – MEET AUROCHS

3:04 – CO-FOUNDER DOUG FOSTER

Meet Our Team Video - Ryan Bove

0:01 – MEET AUROCHS

0:04 – CO-FOUNDER RYAN BOVE

0:22 – WHAT'S YOUR ROLE AT THE BREWERY?

0:27 – RYAN: "Hi, I'm Ryan Bove. I'm one of the co-founders of Aurochs Brewing Company. As one of the co-founders of the brewery, you know, I'm primarily responsible for finance and strategy. We're kind of a small company here, and everyone wears a lot of different hats. Today, I'm filming a marketing video. Tomorrow, I'll be helping out on the canning line. Yesterday, I was on a sales call, so it really depends, and it varies by day to day."

0:50 – WHERE DID YOU GROW UP?

0:54 – RYAN: "So I was born in Pittsburgh, Pennsylvania. I spent a few years living in Baltimore and then moved backed to Pittsburgh for a majority of my childhood. When I was younger, I liked to be really active. I played all kinds of different sports. I played basketball, baseball, football, and I still like to be pretty active today."

1:13 – TELL US ABOUT YOUR PATH TO AUROCHS

1:16 – RYAN: "So after high school, I went to Notre Dame where I studied mechanical engineering. I worked as an engineer for two years designing breathing respirators. Then, I was going back to business school at Carnegie Mellon University. It was right about that time I started getting sick with issues with gluten. Which this would eventually lead to the formation of Aurochs Brewing Company. "

1:38 – WHAT ARE YOU UP TO THESE DAYS?

1:41 – RYAN: "So my wife and I live in Shady Side, which is near Carnegie Mellon University, which is a little bit east of downtown Pittsburgh. What I like to do – I still like to stay pretty active – I play ice hockey, do yoga, like to workout, take my dog to the park. Kind of just get outside. Especially in Pittsburgh, with the weather here, when you get a nice sunny day, you gotta get outside and enjoy it while you can."

2:06 – WHAT KEEPS YOU MOTIVATED?

2:11 – RYAN: "So we started this brewery because of a personal challenge that Doug and I had finding great-tasting, gluten-free beer and, to be honest, a lot of that is still a personal motivation of mine. But its also more beneficial and helpful when you see the work your doing impacts others. We have so many people come through the tasting room that have similar…"

2:31 – SOUND OF COMPRESSED AIR – SCREEN GRAPHIC: *brewery problems*

2:37 – RYAN: "Alright, you want to try again?"

2:40 – RYAN: "We have so many people that come through the taster that have a similar story, you know, to myself or to Doug, where they've loved and lost or they've never really had great-tasting, gluten-free beer. And that's one the strongest motivations. Just to see the joy on someone's face when they're able to have beer again or when someone's able to enjoy a night out with their friends and partake in what really is an American pastime – enjoying a great beer with friends. That is what kind of keeps us going and what keeps us motivated through the ups and downs of starting your own business."

3:12 – MEET AUROCHS

3:14 – CO-FOUNDER RYAN BOVE

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

THIRD AMENDED AND RESTATED OPERATING AGREEMENT OF 2124 BREWING COMPANY LLC D/B/A AUROCHS BREWING COMPANY

(a Pennsylvania limited liability company)

Dated as of June 1, 2019

THIRD AMENDED AND RESTATED
OPERATING AGREEMENT
OF
2124 BREWING COMPANY LLC

TABLE OF CONTENTS

Page

2945658.v4

THIRD AMENDED AND RESTATED
OPERATING AGREEMENT
OF
2124 BREWING COMPANY LLC

This Third Amended and Restated Operating Agreement (this "***Agreement***") of 2124 Brewing Company LLC, d/b/a Aurochs Brewing Company, a Pennsylvania limited liability company (the "***Company***"), dated and effective as of April 10, 2019 (the "***Effective Date***"), is by and among those persons and entities identified as the Members on Exhibit A, attached hereto (as amended from time to time).

PRELIMINARY STATEMENTS

A. The Company was formed pursuant to the provisions of the Pennsylvania Limited Liability Company Law of 1994, as amended (as the same may be amended from time to time, the "***Act***"), by filing a Certificate of Organization with the Pennsylvania Department of State, Corporation Bureau.

B. The Company previously adopted that certain Operating Agreement dated April 18, 2012, as amended and restated by that certain Amended and Restated Operating Agreement dated as of June 25, 2012, as further amended and restated by that certain Second Amended and Restated Operating Agreement dated as of July 30, 2015, by and between the Company and Ryan Michael Bove, Doug Michael Foster, Ryan Winthrop Husted, Dave Michael Lishago, Jonathan Rodkey Matusky, David Eric Rasmussen and the other parties thereto.

C. The Members agree that the membership in, and management of, the Company shall be governed by the terms set forth in this Agreement, which shall amend and restate in all respects all prior operating agreements of the Company.

AGREEMENT

In consideration of the agreements and obligations set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Members hereby agree to the following terms:

ARTICLE I
DEFINITIONS

1.1 **Definitions**. Capitalized terms used herein shall have the meaning given to such terms in Exhibit 1.1.

1.2 **Construction**.

(a) The words "hereof," "herein," "hereunder," and words of similar import, when used in this Agreement, will refer to this Agreement as a whole and not any particular provision of this Agreement.

(b) The terms defined in the singular will have a comparable meaning when used in the plural, and vice versa. The terms defined in the neuter or masculine gender will include the feminine, neuter and masculine genders, unless the context clearly indicates otherwise.

(c) Unless otherwise noted herein or the context otherwise requires, all references to articles and sections refer to Articles and Sections of this Agreement, and all references to exhibits are to exhibits attached hereto, each of which is made a part hereof for all purposes.

ARTICLE II
ORGANIZATION AND PURPOSE

2.1 **Formation Continuation**. The Certificate of Organization of the Company (the "***Certificate***") was executed, delivered and filed with the Pennsylvania Department of State, Corporation Bureau on April 18, 2012, which Certificate is hereby ratified and approved. The Manager, or an officer or Person designated by the Manager, is hereupon the designated "authorized person" of the Company and will continue as the designated "authorized person" of the Company within the meaning of the Act. Such Person will execute, deliver, and file any other certificates (and any amendments or restatements thereof) necessary for the Company to qualify to do business in any jurisdiction in which the Company may wish to conduct business.

2.2 **Name**. The name of the Company is "2124 Brewing Company LLC" and all Company business must be conducted in that name or in the fictitious name of "Aurochs Brewing Company" or such other names that comply with applicable law as the Manager may select from time to time.

2.3 **Registered Office; Registered Agent; Principal Office in the United States**. The address of the registered office and the principal office of the Company in the Commonwealth of Pennsylvania is 8321 Ohio River Boulevard, Emsworth, PA 15202.

2.4 **Purpose**. The Company is formed for the object and purpose of, and the nature of the business to be conducted and promoted by the Company is, engaging in the creation, sale and distribution of beer targeted to the gluten-free market and any and all activities necessary or incidental to the foregoing.

2.5 **Term**. The term of the Company commenced on the date the Certificate was filed with the Pennsylvania Department of State, Corporation Bureau and shall continue in existence perpetually until the Company is dissolved in accordance with the provisions of this Agreement.

2.6 **Powers**. The Company shall have all powers and rights of a limited liability company organized under the Act, to the extent such powers and rights are not proscribed by the Certificate.

2.7 **Foreign Qualification**. Prior to the Company's conducting business in any jurisdiction other than the Commonwealth of Pennsylvania, to the extent required by law, the Manager will cause the Company to comply, to the extent procedures are available and those matters are reasonably within the control of the Manager, with all requirements necessary to qualify the Company as a foreign limited liability company in that jurisdiction.

ARTICLE III
MEMBERS; VOTING POWERS; MEETINGS

3.1 **In General**. The Members shall not be entitled to participate in the day-to-day affairs and management of the Company, but instead, the Members' right to vote on or otherwise participate in matters relating to the Company shall be limited to those matters specifically delegated to the Members by the Manager or the express terms of the Act or the Certificate. Unless otherwise prohibited by the Act or the Certificate or this Agreement, with respect to any matter being voted on by the Members, the consent of a Majority-In-Interest of the Members shall be the act of the Members.

3.2 **Action by Members**. In exercising their rights as provided in this Agreement, the Members may act through resolutions adopted at meetings or by the written consent of a Majority-In-Interest of the Members. Except as expressly provided in the Act or in this Agreement, the Profits Interest Members (solely in their capacities as such) are not entitled to vote, and the consent, approval or agreement of the Profits Interest Members (solely in their capacities as such) is not required, on any matters presented to the Members.

3.3 **Members' Meeting; Notice and Waiver**. At any time and from time to time, the Manager may call a meeting of the Members; provided that, the Manager shall be under no obligation to call a Meeting of the Members. Written notice stating the place, day and hour of any meeting of the Members and the purpose or purposes for which the meeting is called shall be delivered to each Member (either personally by hand or via regular mail, unless the Act requires different notice) not less than ten days or more than 60 days before the date of any such meeting. When any notice of a meeting of the Members is required to be given, a waiver thereof in writing, signed by a Member entitled to such notice, whether given before, at, or after the time of the meeting as stated in such notice, shall be equivalent to the proper giving of such notice.

3.4 **Conduct of Meetings**. The chairman of any meeting of the Members shall determine the order of business and the procedure at the meeting, including regulation of the manner of voting and the conduct of discussion, and shall appoint a secretary of such meeting to take minutes thereof.

3.5 **Participation by Telephone or Similar Communications**. Members may participate and hold a meeting by means of conference telephone or similar communications equipment by means of which all Members participating can hear and be heard, and such participation shall constitute attendance and presence in person at such meeting.

3.6 **Member's Quorum**. A Majority-In-Interest of the Members (present, in person or represented by proxy) shall constitute a quorum at all meetings of the Members. Prompt notice of the taking of any action at a meeting at which less than all of the Units entitled to vote were present shall be given to those Members entitled to vote on the matter who were not present.

ARTICLE IV
CAPITAL; CAPITAL CONTRIBUTIONS

4.1 **Capital Contributions; Membership Interests**. As of the date hereof, the Members of the Company and the number of Units owned are all set forth on **Exhibit A**. A Member's ownership interest in the Company shall be represented by the Units held by such Member. Such Units are subject to adjustment pursuant to the terms of this Agreement, and each Member hereby agrees that its Units shall, for all purposes, be personal property. A Member has no ownership interest in specific Company property. Each Member acknowledges that neither he nor his Affiliates have any interest in any tangible or intangible assets used or held for use in connection with the business of creating, developing, manufacturing and marketing gluten-free beers and other products, and for further sake of clarity, specifically including but not limited to, the Aurochs® product (the "***Business***"). Such assets include, without limitation: (a) all tangible and personal property, including servers, computer equipment, media and other hardware used in the operation of the Business; (b) all tangible and intangible technology related to the Business, including all know-how, software (in both source and object code), application programming interfaces, algorithms, databases, data collections, protocols, data structures, applications, command structures, development tools, inventions (whether patentable or not), files, records, customer lists, documentation, works, data, Internet addresses, uniform resource locators, sites (and all content contained therein), and any other technology; (c) all intellectual property and embodiments thereof related to the Business, including all patents, patent applications, utility, models, industrial designs, copyrights, copyrightable subject matter; database rights; mask works rights; trade secrets and other confidential business information, product names, trademarks, trade names, logos, slogans, domain names and service marks together with all goodwill related to the foregoing and any other intellectual property right recognized or protectable by any jurisdiction in the world and all registrations and applications for any of the foregoing; (d) all prepaid expenses and deposits related to the Business; and (e) all rights to income related to the Business.

4.2 **Units**.

(a) Except as set forth in Section 4.2(b) below, the statement of the designations and the rights, powers and privileges, and the qualifications, limitations or restrictions thereof, in respect of each class of Membership Interest of the Company is attached hereto as Exhibit 4.2.

(b) In addition to the Company's authority to issue the classes of Units identified on Exhibit 4.2, the Company shall have the authority to issue up to 300,000 Profits Interest Units. The following additional provisions shall apply to Profits Interest Units:

(i) The Manager shall have the authority to issue the Profits Interest Units at any time and from time to time to Profits Interest Members pursuant to the terms of this Agreement. All such Profits Interest Units shall be issued pursuant to Award Agreements or similar written grant notice agreements with such Profits Interest Members and may include such terms, conditions, rights and obligations as may be determined by the Board, in its sole discretion, consistent with the terms herein (each, as the same may be amended from time to time by the Board, an "***Award Agreement***"). Each Award Agreement shall include the Profits Interest Unit Threshold Amount applicable to such Profits Interest Units, as determined by the Board in good faith. Profits Interest Units that are issued on or about the same date and having the same Profits Interest Unit Threshold Amount shall also bear a numeric designation (e.g., PI1, PI2, PI3, etc.). This Agreement and the provisions relating to the Profits Interest Units are intended to constitute a written plan for purposes of the Code, Rule 701 of the Securities Act and any other applicable exemption from securities registration requirements. In connection with any issuance of Profits Interest Units to a Profits Interest Member, such Profits Interest Member (if not already a Member hereunder) shall execute and deliver to the Company a joinder to this Agreement, accepting and agreeing to be bound by all terms and conditions hereof, and shall execute and deliver such other documents and instruments with respect thereto as are required by the Board.

(ii) The Company and each Member hereby acknowledge and agree that, with respect to any Profits Interest Member, such Profits Interest Member's Profits Interest Units are intended to constitute a "profits interest" in the Company within the meaning of Rev. Proc. 93-27, 1993-2 C.B. 343, and that any and all Profits Interest Units received by a Profits Interest Member are received in exchange for the provision of services by the Profits Interest Member to or for the benefit of the Company or its subsidiaries in a Profits Interest Member capacity or in anticipation of becoming a Profits Interest Member. The Company and each Profits Interest Member who receives Profits Interest Units hereby agree to comply with the provisions of Rev. Proc. 2001-43, I.R.B. 2001-34, and neither the Company nor any Profits Interest Member who receives Profits Interest Units shall perform any act or take any position inconsistent with the application of Rev. Proc. 2001-43.

(iii) To the extent that the Company has the option to make an election pursuant to Proposed Treasury Regulation Section 1.83-3(l), Section 3.03 of the Proposed Revenue Procedure in Notice 2005-43, or any similar provision of applicable law or regulation, the Company is hereby authorized and directed to file such election and to treat the fair market value of the applicable Profits Interest Units, or of any other interest in the Company transferred in connection with the performance of services, as being equal to the liquidation value of that interest upon its receipt. The Company and each Member (including any Person to whom an interest in the Company is transferred in connection with the performance of services) agrees to comply with all requirements of such election and the regulations governing such election.

(iv) Each Profits Interest Member who receives Profits Interest Units that are subject to a substantial risk of forfeiture within the meaning of Code Section 83 shall make a timely and effective election under Code Section 83(b) with respect to such Profits Interest Units and shall promptly provide a copy to the Company. Except as otherwise determined by the Board, both the Company and all Members shall (A) treat such Profits Interest Units as outstanding for tax purposes, (B) treat such Profits Interest Member as a partner for tax purposes with respect to such Profits Interest Units, and (C) file all tax returns and reports consistently with the foregoing. Neither the Company nor any of its Members shall deduct any amounts (as wages, compensation or otherwise) with respect to the receipt of such Profits Interest Units for federal income tax purposes.

(v) For the avoidance of doubt, Profits Interest Members will not have any first refusal rights, co-sale rights or participation rights under this Agreement or any other agreement with the Company with respect to any Profits Interest Units they hold, and they will be subject to the duty to sell provisions under Section 9.5 (provided, that if the Award Agreement applicable to such Profits Interest Units contains a right of the Company to repurchase such Profits Interest Units upon the termination of such Profits Interest Member's employment with the Company, then the terms of such Award Agreement shall control) and drag-along provisions of Section 9.2 with respect to any Profits Interest Units they hold.

(c) Notwithstanding any contrary provisions of this Agreement, the following additional provisions apply to the Unvested Units:

(i) No holder of Unvested Units shall be entitled to receive any distribution (other than a distribution pursuant to Section 5.2(b), if applicable) made by the Company with respect to any such Unvested Units unless and until such Unvested Units become vested.

(ii) Any amount that would otherwise be distributed to a holder of Unvested Units but for the application of subsection (i) above shall instead be retained by the Company in a segregated Company account and paid to such holder if, as and when the Unvested Units become (or would have become) vested. If any Unvested Units have been redeemed by the Company pursuant to an Award Agreement or other repurchase right or have been (or would have been) forfeited or otherwise become incapable of vesting, any amounts retained by the Company pursuant to this subsection on account of such Unvested Units (A) first, shall be credited against and reduce the amount otherwise payable, if any, by the Company in connection with the exercise of the Company's repurchase option or other repurchase right or obligation of the Company with respect to any vested Units owned by the Member holding such repurchased or forfeited Unvested Units and (B) second, shall be permanently retained by the Company or distributed by the Company in accordance with Section 5.2(a).

4.3 **Additional Offerings of Units**. The Manager shall have the authority to issue additional Units in the form of New Equity Securities upon such terms and conditions (including, without limitation, voting rights and provisions for repayment of Capital Contributions) as are determined by the Manager in its sole discretion, subject to any contractual obligations the Company may have regarding consent to do so, including but not limited to those contained in the Unit and Warrant Purchase Agreement. As a condition of being admitted to the Company, each additional member shall execute a counterpart signature page to this Agreement, agreeing to be bound by the terms and conditions hereof.

4.4 **Status of Capital Contribution**. Except as otherwise specifically provided for in this Agreement: (a) no Member shall receive any interest salary or drawing with respect to its Capital Contribution(s), nor shall any Members be allowed to withdraw or have refunded any Capital Contribution; and (b) no Member shall have any personal liability for the repayment of any Capital Contribution of any other Member.

4.5 **Capital Accounts**.

(a) An individual capital account ("***Capital Account***") shall be maintained for each of the Members in accordance with Section 704 of the Code and the Treasury Regulations thereunder with such adjustments as may be required thereby. Without limiting the generality of the foregoing, a Member's Capital Account will generally be computed as follows:

(i) increased by (A) the amount of money contributed by the Member to the Company (including the amount of any Company liabilities that are assumed by such Member other than in connection with distribution of Company property); (B) the fair market value of the property contributed by the Member to the Company (net of liabilities secured by such contributed property that the Company is considered to assume or take subject to under Section 752 of the Code); and (C) allocations to the Member of Net Profits and gain (or items thereof); and

(ii) decreased by (A) the amount of money distributed from the Company to the Member (including the amount of such Member's individual liabilities that are assumed by the Company other than in connection with the contribution of property to the Company); (B) the fair market value of the property distributed to the Member by the Company (net of liabilities secured by such distributed property that such Member is considered to assume or take subject to under Section 752 of the Code); (C) allocations to the Member of expenditures of the Company not deductible in computing its taxable income and not properly chargeable to Capital Account; and (D) allocations to the Member of Net Losses and deduction (or items thereof).

(b) It is intended that the Capital Accounts of all Members shall be maintained in compliance with the provisions of Treasury Regulations Section 1.704-1(b), and all provisions of this Agreement relating to the maintenance of Capital Accounts shall be interpreted and applied in a manner consistent with that Treasury Regulation.

4.6 **Sale or Exchange of Units**. In the event of a permitted Transfer of Units in accordance with ARTICLE IX, the Capital Account of the transferor shall become the Capital Account of the transferee in proportion to the percentage of the transferor's Units actually Transferred.

ARTICLE V
ALLOCATIONS; DISTRIBUTIONS; WITHHOLDING

5.1 **Allocations**.

(a) In General. After giving effect to the special allocations made pursuant to Section 5.1(b), Net Profits and Net Losses for a taxable period shall be allocated to the Members in a manner that shall cause the Capital Account of each Member to equal, as nearly as possible, (i) the amount such Member would receive if all assets of the Company on hand at the end of such taxable period were sold for cash equal to their Carrying Values, all liabilities of the Company were satisfied in cash in accordance with their terms (limited in the case of non-recourse liabilities to the Carrying Value of the property securing such liabilities), all Restricted Units for which an election under Section 83(b) of the Code has been made became fully vested Units, and all remaining cash were distributed to the Members under Section 5.2, minus (ii) such Member's share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain, computed immediately prior to the hypothetical sale of assets.

(b) Regulatory Allocations.

(i) *Company Minimum Gain Chargeback*. If there is a net decrease in Company Minimum Gain during any taxable year, the "minimum gain chargeback" described in

Treasury Regulations Section 1.704-2(f) and Treasury Regulations Section 1.704-2(g) shall apply.

(ii) *Member Nonrecourse Debt Minimum Gain Chargeback*. If there is a net decrease in Member Nonrecourse Debt Minimum Gain during any taxable year, the "partner minimum gain chargeback" described in Treasury Regulations Section 1.704-2(i)(4) shall apply.

(iii) *Qualified Income Offset*. This Section 5.1(b)(iii) incorporates the "qualified income offset" set forth in Treasury Regulations Section 1.704-1(b)(2)(ii)(*d*) as if those provisions were fully set forth in this Section 5.1(b)(iii).

(iv) *Nonrecourse Deductions*. Nonrecourse Deductions for any taxable year shall be allocated to the Members in accordance with their percentage of Units (other than Restricted Units) held relative to other Members.

(v) *Member Nonrecourse Deductions*. Member Nonrecourse Deductions for any taxable year shall be specially allocated to the Members who bear the economic risk of loss for the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable, as provided in Treasury Regulations Section 1.704-2(i)(l).

(vi) *Section 754 Adjustment*. To the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Sections 734(b) or 743(b) of the Code is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(*m*)(2) or 1.704-1(b)(2)(iv)(*m*)(4), to be taken into account in determining Capital Accounts as the result of a distribution to a Member in complete liquidation of its interest in the Company, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Members in accordance with their interests in the Company in the event that Treasury Regulations Section 1.704-1(b)(2)(iv)(*m*)(2) applies, or to the Member to which such distribution was made in the event that Treasury Regulations Section 1.704-1(b)(2)(iv)(*m*)(4) applies.

(c) Tax Allocations.

(i) In the case of any Company asset the Carrying Value of which differs from its adjusted tax basis for United States federal income tax purposes, income, gain, loss and deduction with respect to such asset shall be allocated for United States federal income tax purposes, as reasonably determined by the Manager, in accordance with the principles of Sections 704(b) and (c) of the Code so as to take account of the difference between Carrying Value and adjusted basis of such asset.

(ii) Except as set forth in this Section 5.1(c), the income, gains, losses and deductions of the Company shall be allocated for federal, state and local income tax purposes among the Members in accordance with the allocation of such income, gains, losses and deductions among the Members for purposes of computing their Capital Accounts; except that if any such allocation is not permitted by the Code or other applicable law, then the Company's subsequent income, gains, losses and deductions for tax purposes shall be allocated among the Members so as to reflect as nearly as possible the allocation set forth herein in computing their Capital Accounts.

(iii) In any cases in which it is necessary to determine the Net Profits, Net Losses or any other items allocable to any period, Net Profits, Net Losses and any such other items shall be determined on a daily, monthly, or other basis, as determined by the Manager using any permissible method under Code Section 706 and the Treasury Regulations thereunder in good faith.

(iv) The Company shall allocate all "excess nonrecourse liabilities" within the meaning of Treasury Regulations Section 1.752-3(a)(3) to the Members pro rata in proportion to their percentage of Units (other than Restricted Units) held relative to other Members.

(v) Allocations pursuant to this Section 5.1(c) are solely for the purposes of federal, state and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Net Profits, Net Losses, distributions or other Company items pursuant to any provision of this Agreement.

(vi) The Members acknowledge and are aware of the income tax consequences of the allocations made pursuant to this ARTICLE V and, except as may otherwise be required by applicable law or regulatory requirements, hereby agree to be bound by the provisions of this ARTICLE V in reporting their shares of Company income, gain, loss, deduction and credit for federal, state and local income tax purposes.

5.2 **Distributions**.

(a) All distributions of Available Cash or other property (except upon the Company's dissolution, which shall be governed by the applicable provisions of the Act and this Agreement) shall be made to the Members at the times and in the amounts as determined by the Manager in its sole discretion. All distributions shall be made to the Members in accordance with Section 1.1 of Part B of Exhibit 4.2, if applicable, and if not applicable, pro rata, in accordance with their percentage of Units (other than Restricted Units and Profits Interest Units) held relative to other Members, provided that Restricted Units shall be entitled to distributions only after have fully vested and no distributions shall be made in respect of a Profits Interest Unit (other than in accordance with Section 5.2(b), if applicable) until such time as the aggregate amount of distribution made since the date of issuance of such Profits Interest Unit pursuant to this Agreement with respect to Units issued and outstanding immediately prior to the issuance of the relevant Profits Interest Unit shall equal the Profits Interest Unit Threshold Amount applicable to such Profits Interest Unit; and provided further, that amounts that would otherwise have been distributed to a holder of a Profits Interest Unit pursuant to this subsection that are foregone pursuant to the preceding proviso shall instead be distributed to the other holders of Units in accordance with the priorities and subject to the limitations provided in this subsection.

(b) Notwithstanding the foregoing, to the extent the Company has Available Cash, the Manager shall cause the Company to distribute to the Members an amount of cash sufficient to permit the Members to satisfy their federal income tax obligations with respect to income allocated to the Members during a taxable period. The amount of a distribution pursuant to this Section 5.2(b) to a Member for a taxable period shall equal (i) the amount of income allocated to such Member by the Company during such taxable period, reduced by any losses previously allocated to such Member by the Company, multiplied by (ii) the highest marginal federal and Pennsylvania income tax rate applicable to individuals during such taxable period (taking into account the character of the income so allocated). Any such distribution shall be made pro rata to the Members in proportion to the amount of taxable income allocated to the Members during such taxable period. Distributions pursuant to this Section 5.2(b) shall be treated as an advance of distributions pursuant to Section 5.2(a), and future distributions to a Member pursuant to Section 5.2(a) shall be offset by prior distributions to such Member under this Section 5.2(b). Notwithstanding anything herein to the contrary, the Company will not have any obligation to make a distribution under this Section 5.2(b) for any income allocated to Members which was generated by items of interest income or income from the conversion of any outstanding convertible notes into Units of the Company.

(c) Notwithstanding any other provision of this Agreement, no distribution shall be made if such distribution would violate any contract or agreement to which the Company is then a party or any law, rule, regulation, order or directive of any governmental authority then applicable to the Company.

5.3 **Withholding**.

(a) The Company may be required to withhold a certain portion of the taxable income and gain, if any, allocated or distributed to a Member unless such Member provides documentation confirming that such Member is not subject to withholding, or is subject to a reduced rate of withholding. Each Member is urged to consult with a tax advisor concerning the application of the United States withholding rules to such Member.

(b) All amounts withheld or required to be withheld pursuant to the Code or any provision of any federal, state, local or foreign tax law with respect to any payment, distribution or allocation to the Company or the Members and treated by the Code (whether or not withheld pursuant to the Code) or any such tax law as amounts payable by or in respect of any Member shall be treated as amounts distributed to the Member with respect to whom such amount was withheld pursuant to this ARTICLE V for all purposes under this Agreement. The Company is authorized to withhold from distributions, or with respect to allocations, to the Members and to pay over to any federal, state, local or foreign government any amounts required to be so withheld pursuant to the Code or any provisions of any other federal, state, local or foreign law, and shall allocate such amounts to the Members with respect to which such amount was withheld.

ARTICLE VI
MANAGEMENT

6.1 **Manager**.

The business of the Company shall be managed by a Manager. The Manager shall be a group of individuals who collectively act as the Manager of the Company (the "***Board***") which entity is hereby designated as a "manager" within the meaning of Section 8847(c) of the Act. The Board shall have up to five members (each, a "***Director***"), though the number of Directors may be increased from time to time by (a) the affirmative vote of the Majority-In-Interest of the Members, (b) the written consent of the holders of at least 50% of the Series Seed Preferred Units, and (c) the written consent of the holders of at least 50% of the Series A Preferred units, and Exhibit 6.1 shall be updated from time to time to reflect any such changes. The initial Directors of the Board are listed on Exhibit 6.1 hereto. Directors shall be elected as provided in Section 3.2 of Exhibit 4.2.

6.2 **Power and Authority to Manage**. Except as expressly prohibited in the Act, the Certificate, or this Agreement (and subject to any consent or other rights contained in any terms of any contractual agreement with the Company), the right to manage, control, and conduct the business and affairs of the Company and to take any and all actions on behalf of the Company shall be vested completely and exclusively in the Manager, and no Member, in its capacity as member, shall have any part in the management of the Company or any authority to act on the behalf of or bind the Company in connection with any matter. Subject to Section 3.2.5 of Exhibit 4.2, regular meetings of the Board shall be held at least once every calendar quarter, unless otherwise agreed by a vote of the majority of the Directors, and may be held at such time and place as the Board deems necessary or desirable for the reasonable management of the Company. Meetings may take place in person, by conference telephone or by any other means permitted under Pennsylvania law. In addition, actions may be taken without a meeting if all appointed members of the Board sign a written consent reflecting the action taken.

6.3 **Specific Powers and Duties of the Manager**. Except as expressly prohibited in the Act, the Certificate, or this Agreement, the powers and duties of the Board shall include, but shall not be limited to:

(a) the making of any expenditures, the lending or borrowing of money, the assumption or guarantee of, or other contracting for, indebtedness and other liabilities, the issuance of evidences of indebtedness and the incurring of any other obligations and the securing of same by mortgage, deed of trust or other lien or encumbrance;

(b) the making of tax, regulatory and other filings or rendering of periodic or other reports to governmental or other agencies having jurisdiction over the business or assets of the Company;

(c) the acquisition, disposition, mortgage, pledge, encumbrance, hypothecation or exchange of any or all of the assets of the Company or the merger or other combination of the Company with or into another Person;

(d) the use of the assets of the Company (including, without limitation, the financing of the conduct of the operations of the Company, and the repayment of obligations of the Company);

(e) the negotiation, execution and performance of any contracts, conveyances or other instruments (including, without limitation, instruments that limit the liability of the Company under contractual arrangement to all or particular assets of the Company, with the other party to the contract to have no recourse against the Members or their assets other than their interests in the Company, even if same results in the terms of the transaction being less favorable to the Company than would otherwise be the case); and

(f) the opening of bank accounts or the appointment of agents to open such bank accounts and the designation of signatories with respect thereto as deemed necessary and desirable for the conduct of the business of the Company.

6.4 **Actions by the Manager / Officers**. In managing the business and affairs of the Company and exercising its powers, the Board may act through resolutions adopted at meetings and in written consents. The Board is authorized to appoint one or more officers from time to time. The officers shall hold office until they are removed by the Board or their successors are chosen and qualified. Subject to any employment agreement entered into between the officer and the Company, an officer shall serve at the pleasure of the Board. The current officers of the Company are listed on Exhibit 6.4. Exhibit 6.4 shall be updated from time to time to reflect any such changes effected by the Board.

6.5 **Removal; Resignation**. Subject to Section 3.2 of Part B of Exhibit 4.2, any Director may be removed, with or without cause, by a Majority-In-Interest of the Members. Any Director may resign at any time; provided that, such resignation will be made in writing and will take effect at the time specified therein, or if no time is specified, at the time of its receipt by the Company. The acceptance of a resignation by the Board will not be necessary to make it effective, unless expressly so provided in the resignation.

6.6 **No Duty to Consult**. Except as otherwise provided in this Agreement, the Board shall have no duty or obligation to consult with or seek the advice of the Members.

6.7 **Reliance by Other Persons**. Any Person dealing with the Company, other than a Member, may rely on the authority of the Board in taking any action in the name of the Company.

6.8 **Compensation and Fees**. No Common Director or Preferred Series Director shall be entitled to receive any compensation for its services unless approved by a Majority-In-Interest of the Members.

6.9 **Reimbursement**. All expenses incurred with respect to the organization, operation and management of the Company shall be borne by the Company.

6.10 **Indemnification**.

(a) To the fullest extent permitted under applicable law, no Member, Manager, Director or officer of the Company (each, a "***Covered Person***") is liable to the Company or to any of the Members for any losses, claims, damages or liabilities arising (i) by reason of being or having been a Covered Person, or (ii) from any act or omission performed or omitted by the Covered Person in connection with this Agreement or the Company's business or affairs (including any error in judgment in making any investment decisions), including losses due to the negligence of brokers or other agents of the Company, except for any losses, claims, damages or liabilities primarily attributable to such Covered Person's willful misconduct, recklessness, or gross negligence, as finally determined by a court of competent jurisdiction, or as otherwise required by law. Neither the Board nor the Directors are personally liable to any Member for the repayment of any positive balance in such Member's Capital Account or for contributions by such Member to the capital of the Company or by reason of any change in the federal or state income tax laws applicable to the Company or its investors.

(b) The Company must, to the fullest extent permitted by applicable law, indemnify and hold harmless each Covered Person against any losses, claims, damages, liabilities, costs or expenses (including legal fees, judgments and amounts paid in settlement) to which such Covered Person may become subject (i) by reason of being or having been a Covered Person, or (ii) in connection with any matter arising out of or in connection with this Agreement or the Company's business or affairs, unless (A) a court of competent jurisdiction, in a judgment that has become final and that is no longer subject to appeal or review, determines that any such loss, claim, damage, liability, cost or expense is primarily attributable to such Covered Person's willful misconduct, recklessness, or gross negligence, or (B) it is determined in accordance with the Act that such Covered Person did not act in good faith and did not reasonably believe that the Covered Person's conduct was, in the case of the Board (in its capacity as a Manager of the Company), in the Company's best interests or, in all other cases, at least not opposed to the Company's best interests. The right to indemnification granted by this Section 6.10(b) is in addition to any rights to which the Covered Person may otherwise be entitled and inures to the benefit of the successors or assigns of such Covered Person.

(c) If any Covered Person becomes involved in any capacity in any action, proceeding or investigation in connection with any matter arising out of or in connection with this Agreement or the Company's business or affairs, the Company must pay (as they are incurred) the Covered Person's legal and other expenses (including the cost of any investigation and preparation) incurred in connection therewith after the Company receives (i) a written affirmation by the Covered Person of the Covered Person's good faith belief that it has met the standard of conduct necessary for indemnification under Section 6.10(b), and (ii) a written undertaking by or on behalf of the Covered Person to repay to the Company the amount of any such expenses paid to the extent that it is ultimately determined that such Covered Person is not entitled to be indemnified by the Company in connection with such action, proceeding or investigation as provided in the exceptions contained in the first sentence of Section 6.10(b) or under applicable law.

(d) Any indemnification of or advancement of expenses to a Covered Person will be reported in writing to the Members not later than six months after the date that the indemnification or advancement of expenses occurs. If for any reason (other than the willful misconduct, recklessness, or gross negligence of such Covered Person) the foregoing indemnification is unavailable to such Covered Person, or insufficient to hold it harmless, then the Company must, to the fullest extent permitted by applicable law, contribute to the amount paid or payable by such Covered Person as a result of such loss, claim, damage or liability in such proportion as is appropriate to reflect the relative benefits received by the Company, on the one hand, and the Covered Person on the other hand or, if such allocation is not permitted by applicable law, to reflect not only the relative benefits referred to above but also any other relevant equitable considerations.

(e) In any suit brought to enforce a right to indemnification or to recover an advancement of expenses, the burden of proving that the Covered Person or other Person claiming a right to indemnification is not entitled to be indemnified, or to an advancement of expenses, hereunder is on the Company (or any Member acting derivatively or otherwise on behalf of the Company or the Members). No Covered Person may satisfy any right of indemnity or advancement of expenses granted in Section 6.10(b) or to which it may be otherwise entitled except out of the assets of the Company, and no Member is personally liable with respect to any such claim for indemnity or advancement of expenses. The Company, in an amount satisfactory to the Board, will obtain appropriate insurance on behalf of the Company to secure the Company's obligations hereunder.

(f) The Company shall have entered into or shall enter into an Indemnification Agreement with each Director in a form acceptable to such Director, respectively (each such agreement, an "***Indemnification Agreement***").

(g) In the event the Company merges with another entity and is not the surviving entity, or transfers all or substantially all of its assets, proper provisions must be made so that the successors of the Company assume the Company's obligations with respect to Section 6.10(b).

ARTICLE VII
REPRESENTATIONS, WARRANTIES AND COVENANTS

7.1 **Generally**. Each Member represents, warrants, and covenants to the other Members and the Company that on and after the date such Member executes this Agreement (all of which will survive the termination of the Company):

(a) such Member has the full power, authority and legal right to engage in all the transactions contemplated by this Agreement;

(b) neither the execution nor delivery of this Agreement will conflict with or result in a breach of any of the provisions of any judgment, order, writ, injunction or decree of any court, administrative agency or other governmental authority, or of any agreement or other instrument to which such Member or any of its Affiliates is a party or by which any of them is bound, or constitute a default under any thereof, or, to such Member's knowledge, conflict with or result in a breach of any applicable law, rule or regulation of any such governmental authority, or result in the creation or imposition of any lien, charge or encumbrance upon any property of such Member or any of its Affiliates;

(c) no consent, approval or other authorization of or by any court, administrative agency or other governmental authority or any other entity is required in connection with the execution, delivery or compliance with the provisions, of this Agreement by such Member that has not been delivered to the other Members; and

(d) such Member qualifies as an "accredited investor" as defined in Regulation D under the Securities Act or represents and warrants that the issuance of its Membership Interest otherwise was exempt from federal and state securities laws.

7.2 **Investment Representation**. Each Member, represents, warrants and covenants that it is acquiring its Membership Interest solely for its own account for the purpose of investment only and not with a view to resale or distribution of all or any part thereof, nor with the intent of selling or otherwise distributing Units at any particular time or upon the occurrence or non-occurrence of any predetermined event. Each Member further represents that by reason of its knowledge and experience in financial and business matters, it is capable of evaluating the risks in the Company. Each Member understands that (a) it must bear the economic risk entailed in purchasing Units, (b) the Units have not been registered under the Securities Act or qualified under the securities laws of any State, and (c) the Units may not be sold unless they are registered under the Securities Act and qualified under the securities laws of any State (neither of which, in all likelihood, the Company will do) or an exemption from such registration and qualification is available (which may not be the case) and are further subject to the restrictions on transfer set forth in this Agreement.

7.3 **Anti-Money Laundering Regulations**. Each Member hereby acknowledges that it is the Company's intent is to comply with all applicable federal, state and local laws designed to combat money laundering and similar illegal activities, including the provisions of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 ("***PATRIOT Act***"). In furtherance of such efforts, each Member hereby represents, covenants, and agrees that, to the best of such Member's knowledge based on reasonable investigation:

(a) none of such Member's Capital Contributions (whether payable in cash or otherwise) shall be derived from money laundering or similar activities deemed illegal under federal laws and regulations;

(b) to the extent within such Member's control, none of such Member's Capital Contributions will cause the Company or any of its personnel to be in violation of federal anti-money laundering laws, including without limitation the Bank Secrecy Act (31 U.S.C. 5311 et seq.), the United States Money Laundering Control Act of 1986 or the International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001, and any regulations promulgated thereunder; and

(c) when requested by the Manager, such Member will provide any and all additional information deemed reasonably necessary to ensure compliance with all applicable laws and regulations concerning money laundering and similar activities.

7.4 **Liquor Matters**. The Company is subject to regulation by the Pennsylvania Liquor Control Board and may be subject to regulation, now or in the future, by other government agencies. As owners of the Company, the Members may be subject to registration, approval and other requirements from one or more government agencies. Each Member agrees to complete, execute and deliver such forms, provide such information, and cooperate with other requests as the Company may request in order to comply with such requirements. Failure of a Member to do so could have a material adverse effect on the Company. Accordingly, to the extent that the Manager determines that a Member's continued membership in the Company could jeopardize any license held or required to be held by the Company pursuant to applicable requirements, the Manager, after providing written notice to the Member whose membership is potentially problematic and giving such Member a reasonable period of time in which to cure such matter (if such matter is capable of cure), may take such actions as it may reasonably deem appropriate under the circumstances, including terminating such membership or requiring a Member, one or more of whose owners are creating the problem, to terminate such ownership. The Company and Member and, if applicable, owner of a Member, shall negotiate in good faith the terms of any such termination. In the event they cannot reach an agreement within a reasonable period, the Company may take such steps as it may reasonably determine in light of the prior investment in the Company so that the Company will be in compliance with applicable legal requirements.

ARTICLE VIII
RECORDS, REPORTS, COMPANY ACCOUNTING

8.1 **Books and Records**. Any Member, in person or by attorney or other agent, shall, upon written demand, under oath stating the purpose thereof, have the right, at such Member's sole cost and expense, during the normal business hours of the Company, to inspect for any proper purpose (and to make copies and extracts therefrom):

(a) true and correct copies of the unaudited financial statements of the Company (for the prior 3 years), including (i) a balance sheet as of the end of such fiscal year, and (ii) a statement of profit and loss for such fiscal year;

(b) promptly after becoming available, a copy of the Company's federal, state and local income tax returns for each year;

(c) a current list of the name and last known business, residence or mailing address of each Member and the Manager;

(d) a copy of this Agreement and the Certificate (including all amendments thereto), together with executed copies of any written powers of attorney pursuant to which this Agreement and the Certificate have been executed; and

(e) true and full information regarding (i) the amount of cash and a description and statement of the agreed value of any other property or services contributed or to-be contributed by each Member, and (ii) the date on which each Member became a member of the Company;

provided that, for purposes of this Section 8.1, the term "under oath" means a statement or statements the declarant affirms to be true under penalty of perjury under the laws of the United States or any state. Notwithstanding the foregoing, the Company shall not be obligated to provide to any Member any document or information that is covered or protected by any: (x) attorney-client privilege or work-product doctrine; (y) applicable law, including without limitation the Americans with Disabilities Act; or (z) applicable agreements, including without limitation any agreements between the Company and any third parties concerning confidentiality and non-disclosure of information. Notwithstanding anything to the contrary contained herein, any right of a Member, as such, to inspect the books and records of the Company shall not include the right to inspect, review or otherwise be made aware of the trade secrets or other intellectual property that may be excluded from any intellectual property applications or registrations of the Company (or agreements related thereto), whether licensed or owned, including but not limited to the identity of the separate ingredients and formula of the Company's products and only the Founder and such other individuals as determined by the Board, shall have access to such trade secrets, a copy of which shall be locked in the Company's counsel's safe for safekeeping.

8.2 **Delivery of Information**. The Company will deliver to each Member who requests it the information described in Section 3.1 of the Company's Investor Rights Agreement.

8.3 **Financial and Operating Statements and Tax Returns**. Within 90 days after the close of each fiscal year of the Company, the Manager shall use commercially reasonable efforts to:

(a) cause to be delivered to each Member a statement setting forth such Member's allocable share of all tax items of the Company for such year, and all such other information as may be required to enable each Member to prepare its federal, state and local income tax returns in accordance with all then applicable laws, rules and regulations;

(b) cause to be delivered to each Member unaudited financial statements of the Company for such fiscal year, including (i) a balance sheet as of the end of such fiscal year, and (ii) a statement of profit and loss for such fiscal year; and

(c) cause to be prepared and filed all federal, state and local income tax returns required of the Company for each fiscal year.

8.4 **Banking**. The funds of the Company shall be kept in one or more separate bank accounts in the name of the Company in such banks or other federally insured depositories as may be designated by the Manager, or shall otherwise be invested in the name of the Company in such manner and upon such terms and conditions as may be designated by the Manager. All withdrawals from any such bank accounts or investments established by the Manager hereunder shall be made on such signature or signatures as may be authorized from time to time by the Manager. Any account opened by the Manager for the Company shall not be commingled with other funds of the Manager or interested persons.

8.5 **Tax Matters**.

(a) Ryan Bove or such other Person designated by the Board, shall be the "partnership representative" as defined in Section 6223 of the Code, as amended by the Bi-partisan Budget Act of 2015 (the "**Company Representative**"). The Company Representative is authorized to represent, manage, and bind the Company (at the Company's expense) in all disputes, controversies, or proceedings with the Internal Revenue Service and other tax authorities, and is authorized to make any available election with respect to the BBA Partnership Audit Rules and take any action necessary or appropriate to comply with the requirements of the Code and to conduct the Company's affairs with respect to the BBA Partnership Audit Rules.

For purposes of this Agreement, the term "**BBA Partnership Audit Rules**" shall mean Sections 6221 through 6241 of the Code, as amended by the Bi-partisan Budget Act of 2015, including any other Code provisions with respect to the same subject matter as Sections 6221 through 6241 of the Code, and any regulations promulgated or proposed under any such sections of the Code and any administrative guidance with respect thereto.

(b) Each Member will provide such cooperation and assistance, including executing and filing forms or other statements and providing information about the Members, as is reasonably requested by the Company Representative to enable the Company to satisfy any applicable tax reporting or compliance requirements, to make any tax election or to qualify for an exception from or reduced rate of tax or other tax benefit or be relieved of liability for any tax regardless of whether such requirement, tax benefit or tax liability existed on the date such Member was admitted to the Company. If a Member fails to provide any such forms, statements, or other information requested by the Company Representative, such Member will be required to indemnify the Company for the share of any tax deficiency paid or payable by the Company that is due to such failure (as reasonably determined by the Company Representative).

(c) All costs and expenses incurred by the Company Representative in the performance of his, her or its duties and privileges as the Company Representative shall be borne by the Company.

(d) The provisions contained in this Section 8.5 shall survive termination of the Company and the withdrawal or termination of any Members.

(e) The Company will indemnify, defend and hold the Company Representative harmless from and against any claim, loss, damage, liability, cost or expense incurred as a result of serving in such capacity, except to the extent that the same is caused by the gross negligence, recklessness or willful misconduct of the Company Representative.

ARTICLE IX
TRANSFERS; ASSIGNMENT; RESIGNATION

9.1 **Transfers and Assignments**.

(a) Each Member hereby covenants and agrees that it will not, directly or indirectly, sell, assign, transfer, mortgage, pledge, encumber, hypothecate or otherwise dispose (collectively, "***Transfer***") of all or any Units to any Person without the consent of the Manager, which consent shall not be unreasonably withheld (except in the event of a proposed Transfer of a Profits Interest Member's Profits Interest Unit(s), which consent may be withheld for any or no reason); provided that, the Manager shall be entitled to condition its consent upon the receipt of such documents and other information regarding the proposed transferee as may be reasonably requested by the Manager and, provided further, that no Profits Interest Units may be Transferred in violation of the provisions of the Award Agreement applicable to such Profits Interest Units. Any Transfer or attempted Transfer of Units in violation of this Agreement shall be null and void. Notwithstanding anything herein to the contrary, a Member may assign Units to an Estate Planning Entity or Affiliate without the consent of the Manager as long as such Transfer does not result in material additional legal, tax or regulatory burdens on the Company or its Members. Additionally, assuming all proper consents have been obtained, including but not limited to Board approval, the Company may issue new Units to new members. A Person that acquires Units in accordance with this section shall be admitted as a Member of the Company after the person has agreed to be bound by the terms of this Agreement by executing a consent in the form of Exhibit 9.1.

(b) Notwithstanding any provision to the contrary contained in this Agreement, a Unit, in whole or in part, or any rights to distributions therefrom, shall not be Transferred if, as a result thereof, in the opinion of counsel for the Company: (i) the Company would be classified as a corporation for federal income tax purposes; or (ii) such action would result in a violation of federal or state laws, including, without limitation, any applicable securities laws.

9.2 **Drag-Along Rights**.

(a) *Participation*. At any time prior to the consummation of a Qualified Public Offering, and subject to the terms and conditions specified in Section 9.1, if a Majority-In-Interest of the-Members (such Member or Members, the "***Dragging Member***") propose to consummate, in one transaction or a series of related transactions, a Change of Control (a "***Drag-along Sale***"), and the Drag-along Sale is approved by the Board, the Dragging Member shall have the right, after delivering the Drag-along Notice in accordance with Section 9.2(c) and subject to compliance with Section 9.2(d), to require that each other Member (each, a "***Drag-along Member***") participate in such sale in the manner set forth in Section 9.2(b).

(b) *Sale of Units*. Subject to compliance with Section 9.2(d):

(i) If the Drag-along Sale is structured as a sale resulting in a majority of the Units on a Fully Diluted Basis being held by a Third Party Purchaser, then each Drag-along Member shall sell, with respect to each class or series of Units proposed by the Dragging Member to be included in the Drag-along Sale, the number of Units and/or Unit Equivalents equal to the product obtained by multiplying (i) the number of Units on a Fully Diluted Basis held by such Drag-along Member by (ii) a fraction (x) the numerator of which is equal to the number of Units on a Fully Diluted Basis that the Dragging Member proposes to sell in the Drag-along Sale, and (y) the denominator of which is equal to the number of Units on a Fully Diluted Basis held by the Dragging Member at such time; and

(ii) If the Drag-along Sale is structured as a sale of all or substantially all of the consolidated assets of the Company or as a merger, consolidation, recapitalization, or reorganization of the Company, or other transaction requiring the consent or approval of the Members, then notwithstanding anything to the contrary in this Agreement, each Drag-along Member shall vote in favor of the transaction and otherwise consent to and raise no objection to such transaction, and shall take all actions to waive any dissenters', appraisal or other similar rights that it may have in connection with such transaction.

(c) *Sale Notice*. The Dragging Member shall exercise its rights pursuant to this Section 9.2 by delivering a written notice (the "***Drag-along Notice***") to the Company and each Drag-along Member no more than 15 days after the execution and delivery by all of the parties thereto of the definitive agreement entered into with respect to the Drag-along Sale and, in any event, no later than 30 days prior to the closing date of such Drag-along Sale. The Drag-along Notice shall make reference to the Dragging Members' rights and obligations hereunder and shall describe in reasonable detail:

(i) The name of the person or entity to whom the Units are proposed to be sold;

(ii) The proposed date, time and location of the closing of the sale;

(iii) The amount of Units to be sold by the Dragging Member, the proposed amount of consideration for the Drag-along Sale and the other material terms and conditions of the Drag-along Sale; and

(iv) A copy of any form of agreement proposed to be executed in connection therewith.

(d) *Conditions of Sale*. The obligations of the Drag-along Members in respect of a Drag-along Sale under this Section 9.2 are subject to the satisfaction of the following conditions:

(i) The consideration to be received by each Drag-along Member shall be the same form and amount of consideration to be received by the Dragging Member, subject to differences in the rights of the holders of different classes of Units, and the terms and conditions of such sale shall, except as otherwise provided in Section 9.2(d)(iii), be the same as those upon which the Dragging Member sells its Units;

(ii) If the Dragging Member or any Drag-along Member is given an option as to the form and amount of consideration to be received, the same option shall be given to all Drag-along Members; and

(iii) Each Drag-along Member shall execute the applicable purchase agreement, if applicable, and make or provide the same representations, warranties, covenants, indemnities and agreements as the Dragging Member makes or provides in connection with the Drag-along Sale; provided, that each Drag-along Member shall only be obligated to make individual representations and warranties with respect to its title to and ownership of the Units, authorization, execution and delivery of relevant documents, enforceability of such documents against the Drag-along Member, and other matters relating to such Drag-along Member, but not with respect to any of the foregoing with respect to any other Members or their Units; provided, further, that all representations, warranties, covenants and indemnities shall be made by the Dragging Member and each Drag-along Member severally and not jointly and any indemnification obligation shall be pro rata based on the consideration received by the Dragging Member and each Drag-along Member, in each case in an amount not to exceed the aggregate proceeds received by the Dragging Member and each such Drag-along Member in connection with the Drag-along Sale.

(e) *Cooperation*. Each Drag-along Member shall take all actions as may be reasonably necessary to consummate the Drag-along Sale, including, without limitation, entering into agreements and delivering certificates and instruments, in each case, consistent with the agreements being entered into and the certificates being delivered by the Dragging Member, but subject to Section 9.2(d)(iii).

(f) *Expenses*. The fees and expenses of the Dragging Member incurred in connection with a Drag-along Sale and for the benefit of all Drag-along Members (it being understood that costs incurred by or on behalf of a Dragging Member for its sole benefit will not be considered to be for the benefit of all Drag-along Members), to the extent not paid or reimbursed by the Company or the Third Party Purchaser, shall be shared by the Dragging Member and all the Drag-along Members on a pro rata basis, based on the consideration received by each such Member; provided, that no Drag-along Member shall be obligated to make any out-of-pocket expenditure prior to the consummation of the Drag-along Sale.

9.3 **Resignation; Withdrawal**. Subject to Section 9.1 and Section 9.4, no Member shall be entitled to resign, retire or withdraw from being a Member of the Company without the consent of the Manager, which consent may be given or withheld in the Manager's sole and absolute discretion. If a Member has Transferred all of its Membership Interest to one or more assignees in accordance with Section 9.1, then such Member shall withdraw from the Company if and when such assignees are admitted as Members in accordance with this Agreement.

9.4 **Death or Disability Event**. Notwithstanding any provision to the contrary contained in this Agreement, in the event of the death of, or a Disability Event pertaining to, a Member (the "***Affected Member***"), the Manager shall use commercially reasonable efforts to transfer and assign the Membership Interest of such Affected Member to its estate, Estate Planning Entity, successors, or assigns (as applicable) within 60 days after the occurrence of any such event.

9.5 **Duty to Sell Profits Interest Units in Certain Events**.In the event of (a) the commencement of bankruptcy proceedings by or against a Profits Interest Member, (b) the entry of an order or the execution of any agreement the effect of which is to require the Company or a Profits Interest Member to Transfer any or all of such Profits Interest Member's Units to his or her spouse or any other Person incident to a divorce or other legal proceeding, or (c) the death of a Profits Interest Member (each of such events being a "***Triggering Event***"); then, in any such Triggering Event, (i) the Profits Interest Member owning the affected Profits Interest Units or his or her legal representative shall give the Company and the other Members written notice thereof promptly upon the occurrence of such Triggering Event, and (ii) the Company and the other Members, successively, shall have the right, but not the obligation, to purchase all of such Profits Interest Member's Profits Interest Units; provided, that Sections 9.5 through 9.7 shall not apply to any Profits Interest Units held by a Member if the Award Agreement applicable to such Profits Interest Units contains a Company repurchase right as a result of a Triggering Event defined in subsection (a) above. The Company may elect to purchase all (but not less than all) of such Profits Interest Member's Units by giving written notice to such Profits Interest Member and the other Members no later than 30 days after the date of receipt of such notice from the subject Profits Interest Member. If the Company does not exercise its right to purchase all of such Profits Interest Member's Profits Interest Units, the other Members shall have the exclusive right during the 20 day period following such initial 30-day period to purchase their Pro Rata Share of all (but not less than all) of such Profits Interest Member's Profits Interest Units by giving written notice to such Profits Interest Member and the other Members. If the other Members do not elect to purchase all such Profits Interest Units, any remaining Profits Interest Units may be allocated among the other Members who have elected to purchase their Pro Rata Share of Profits Interest Units, and such other Members shall have 10 days following such 20-day period to elect to purchase such remaining Profits Interest Units, with such allocation being as such other Members may agree; provided, that if such other Members are unable to so agree prior to the end of such period, the Board may allocate such Profits Interest Units among such other Members in such manner as it determines is equitable under the circumstances. Any such notice shall specify the date of closing of the purchase of such Units, such date to be not more than 120 days after the date of receipt of such notice from the subject Profits Interest Member.

9.6 **Purchase Price**. If the Company or the other Members exercise their rights pursuant to Section 9.5 hereof, the price at which the Profits Interest Units are to be purchased shall be the fair market value of such Profits Interest Units. For purposes of this Section 9.6, the fair market value of such Profits Interest Units shall be the value agreed upon by the Company or the other Members and the subject Profits Interest Member (the "***Valuation Member***") whose Profits Interest Units are subject to valuation or, if the Company or the other Members and the Valuation Member are unable to agree upon the value of such Profits Interest Units within 45 days, the fair market value shall be that value assigned to such Profits Interest Units by two independent qualified appraisers, one appointed by or on behalf of the Company or the other Members (the "***Company Appraiser***"), and the other appointed by the Valuation Member (the "***Valuation Member Appraiser***"). If one party submits its appraisal to the other party and the other party does not respond with its appraisal within 45 days, then the appraisal first submitted shall be binding upon all parties as the fair market value for the Valuation Member's Profits Interest Units. In the event that the greater of (i) the appraisal made by the Company Appraiser (the "***Initial Company Valuation***") and (ii) the appraisal made by the Valuation Member Appraiser (the "***Initial Valuation Member Valuation***") is 125% or less of the other party's determination of fair market value, then the fair market value for the Valuation Member's Profits Interest Units shall be the average of the Initial Company Valuation and the Initial Valuation Member Valuation. If the greater of (y) the Initial Company Valuation and (z) the Initial Valuation Member Valuation is more than 125% of the other party's determination of fair market value, then, the Company or the other non-Profits Interest Members, as applicable, and the Valuation Member shall again negotiate in good faith to agree upon the fair market value of the subject Profits Interest Units for the 15-day period following the exchange of the parties' respective fair market value determinations. If the parties are still unable to agree as to the fair market value of the subject Profits Interest Units then, within 30 days following the exchange of the parties' respective fair market value determinations, the Company Appraiser and the Valuation Member Appraiser shall mutually agree upon a third party appraiser (the "***Independent Appraiser***") satisfactory to both parties to render a final determination of the fair market value, which shall be binding upon all parties as the fair market value for the Valuation Member's Profits Interest Units. The cost of the services of the Company Appraiser shall be borne by the Company or the non-Profits Interest Members, as applicable, the cost of the services of the Valuation Member Appraiser shall be borne by the Valuation Member and the cost of the services of the Independent Appraiser shall be borne equally by the Company and the Valuation Member.

9.7 **Closings**. All transactions between and among the parties hereto under Section 9.5 and 9.6 of this Agreement shall be consummated at a closing to be held at the Company's principal offices or at such other location as may be agreed upon by the parties to the transaction. The closing will occur on such date as may be agreed upon by the parties to the transaction, but in no event later than 90 days after the applicable purchase price has been determined. At the closing:

(a) Delivery. Each Profits Interest Unit being sold shall be delivered free and clear of all liens, claims, encumbrances and any other restrictions, unless otherwise contemplated in such transaction.

(b) Certificate of Appointment. If required, a representative of the estate of a deceased Member shall deliver a certified copy of the certificate of appointment of the personal representative and evidence of fiduciary authority and of release of waiver of notice of transfer from federal or state tax officials.

(c) Resignations. If the subject Member is an employee, officer or Manager of the Company, he or she shall deliver to the Company, as the case may be, written resignations from such positions to be effective immediately upon delivery, and, if a nominee of the subject Member is a Manager of the Company, the written resignation of such nominee to be effective immediately upon delivery.

(d) Other Documents. The subject Member shall execute any document which is required by this Agreement or reasonably necessary or desirable to effect the purchase and sale of the Profits Interest Unit contemplated hereby.

9.8 Purchase Price. Each purchaser of Profits Interest Units may pay for such securities in cash or, upon approval by the Board, one-fifth in cash and delivery of a note for the balance. If partial payment by delivery of a note is approved by the Board, such note: (a) will bear interest at 8% per annum; (b) will be payable in four equal installments of principal plus accrued interest on each anniversary of the date thereof; (c) will be secured by a pledge of the Profits Interest Units being purchased; and (d) if the Company is the purchaser, will be subordinate to the Company's senior and subordinate debt if required by its lenders.

ARTICLE X
DISSOLUTION AND TERMINATION

10.1 **Events of Dissolution**. The Company shall be dissolved upon the first to occur of the following:

(a) Any event that under the Act or the Certificate requires dissolution of the Company; provided that, the death, resignation, retirement, expulsion, bankruptcy, or dissolution of a Member or occurrence of any other event that terminates the continued membership of a Member in the Company shall not cause the dissolution of the Company;

(b) The consent of the Manager to dissolve and wind-up the Company; or

(c) The entry of a decree of judicial dissolution of the Company as provided in the Act.

10.2 **Liquidation**. Subject to the provisions of Exhibit 4.2, upon the dissolution or liquidation of the Company, the Company shall wind up its affairs and distribute its assets in accordance with the Act by either or a combination of both of the following methods, as the Manager shall reasonably determine:

(a) Selling the Company's assets and, after the payment of Company liabilities, distributing the net proceeds therefrom to the Members pursuant to Section 10.4 in satisfaction of their Membership Interests; or

(b) Distributing the Company's assets to the Members in-kind with each Member accepting an undivided interest in the Company's assets, subject to its liabilities, in satisfaction of its Membership Interest. In the event of a distribution in liquidation of the Company's property in kind, the fair market value of such property shall be determined by a qualified and disinterested appraiser, selected by the Manager (or the Person(s) carrying out the liquidation), and each Member shall receive an undivided interest in such property equal to the portion of the proceeds to which such Member would be entitled under the immediately preceding subsection if such property were sold at such fair market value.

A merger, acquisition or sale of all or substantially all of the Company's assets, after which transaction the Members of the Company prior to such event do not own a majority of the outstanding interests of the surviving entity will be deemed a liquidation for purposes of distributions pursuant to the Act.

10.3 **Orderly Liquidation**. A reasonable time as determined by the Manager (not to exceed 18 months) shall be allowed for the orderly liquidation of the assets of the Company and the discharge of liabilities to the creditors so as to minimize any losses attendant upon dissolution.

10.4 **Liquidating Distributions**. Upon liquidation, the Company's assets (including any Available Cash) shall be distributed in the following order and in accordance with the following priorities:

(a) First, to the payment of the debts and liabilities of the Company and the expenses of liquidation, including a sales commission to the selling agent, if any; then

(b) Second, to the setting up of any reserves for any contingent or unforeseen liabilities or obligations of the Company, as deemed reasonably necessary by the Manager (or the Person(s) carrying out the liquidation). At the expiration of such period as shall be deemed advisable by the Manager (or the Person(s) carrying out the liquidation), but in no event to exceed 18 months, the Company shall distribute the balance thereof in the manner provided in the preceding subsection; then

(c) Third, to all Members in the manner set forth in Section 5.2.

10.5 **Taxable Gain or Loss**. Taxable income, gain and loss from the sale or distribution of Company property incurred upon or during liquidation and termination of the Company shall be allocated to the Members as provided in Section 5.1 of this Agreement.

10.6 **No Recourse Against Members**. Except as provided by applicable law, upon dissolution, each Member shall look solely to the assets of the Company for the return of such Member's Capital Contribution. If the Company property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the Capital Contribution of each Member, such Member shall have no recourse against any other Member.

ARTICLE XI
MISCELLANEOUS PROVISIONS

11.1 **Notices**. All notices and other communications given or made pursuant to this Agreement shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (a) personal delivery to the party to be notified, (b) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt. All communications shall be sent to the Members at their address as it appears on the records of the Company, or to such e-mail address, facsimile number or address as subsequently modified by written notice given in accordance with this Agreement.

11.2 **Governing Law; Venue**.

(a) ALL MATTERS RELATING TO ARBITRATION WILL BE GOVERNED BY THE FEDERAL ARBITRATION ACT (9 U.S.C. §§ ET SEQ.). EXCEPT TO THE EXTENT PROVIDED BY THE FEDERAL ARBITRATION ACT, THE UNITED STATES TRADEMARK ACT OF 1946 (LANHAM ACT, 15 U.S.C. §1051 ET SEQ.) OR OTHER APPLICABLE FEDERAL LAW, THE TERMS OF THIS AGREEMENT SHALL BE INTERPRETED AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE COMMONWEALTH OF PENNSYLVANIA WITHOUT REGARD TO ITS CONFLICTS OF LAWS PROVISIONS. FOR ACTIONS THAT ARE NOT SUBJECT TO MANDATORY ARBITRATION UNDER this SECTION, THE PARTIES HERETO SUBMIT AND IRREVOCABLY CONSENT TO THE EXCLUSIVE JURISDICTION OF THE FEDERAL AND STATE COURTS LOCATED IN PITTSBURGH, PENNSYLVANIA AND AGREE NOT TO RAISE AND IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY OBJECTION BASED UPON *FORUM NON CONVENIENS* OR ANY OTHER OBJECTION SUCH PARTY MAY NOW HAVE OR HEREAFTER HAVE TO SUCH JURISDICTION OR VENUE. FURTHER, NOTHING HEREIN CONTAINED SHALL BAR THE MANAGER'S RIGHT TO OBTAIN INJUNCTIVE RELIEF AGAINST THREATENED CONDUCT THAT WILL CAUSE IRREPARABLE HARM, UNDER THE USUAL EQUITY RULES INCLUDING THE APPLICABLE RULES FOR OBTAINING SPECIFIC PERFORMANCE, RESTRAINING ORDERS AND PRELIMINARY INJUNCTIONS.

(b) Except to the extent a Party seeks injunctive or other equitable relief to enforce provisions of this agreement, any controversy or claim arising out of or relating to this Agreement, or the breach thereof, (a "*Dispute*"), shall be resolved by arbitration administered by the American Arbitration Association in accordance with its Commercial Arbitration Rules (the "*Rules*").

(c) The arbitration shall be commenced by written request of any party, made in accordance with the notice provisions of this Agreement, and shall be conducted by a single arbitrator appointed in accordance with the Rules in the English language in Pittsburgh, Pennsylvania in accordance with the Federal Arbitration Act. The award of the arbitrator may be entered in any court of competent jurisdiction. The parties agree that it is essential that any Dispute be resolved as rapidly as possible. To that end, the arbitrator, by accepting appointment, undertakes to exert his or her best efforts to conduct the process so as to issue an award within three months of the appointment of the arbitrator, but failure to meet that timetable shall not affect the validity of the award. Unless the parties agree otherwise at the time of the procedural conference with the arbitrator, the arbitration shall be conducted on the following schedule: (a) the arbitrator shall convene a procedural conference within one week of his or her appointment, at which all dates for the arbitration will be established, (b) the parties expect that any arbitration under this Agreement can be conducted without discovery; at most, the arbitrator may permit, for good cause shown, very narrow and targeted requests for documents in no event to exceed the discovery limitations under the IBA Rules on the Taking of Evidence in International Commercial Arbitration, to be addressed by one party to the other, on a schedule to be set by the arbitrator, (c) at the procedural conference, the arbitrator shall fix a date for simultaneous submissions by the parties not later than 30 days after the date of the procedural conference; such submissions shall set forth the case of each party in the form of written witness statements, documentary evidence, and a brief, (d) the arbitrator shall fix a date for reply submissions by each party not later than 10 days following the principal submissions of each party, (e) the arbitrator shall set a date for a hearing of one to three days to permit the parties to cross examine witnesses whose testimony is proffered by another party and to hear argument and (f) the arbitrator shall issue his or her award within 30 days of the hearing. In any event, the arbitrator (A) shall permit each side no more than two depositions (including any depositions of experts), which depositions may not exceed four hours each, one set of ten interrogatories (inclusive of sub-parts) and one set of five document requests (inclusive of sub-parts), (B) shall not permit any requests for admissions, and (C) shall limit any hearing to, at most, three days. Without limitation of the foregoing, in the interest of time, the arbitration may dispense with any formal rules of evidence and allow hearsay testimony so as to limit the number of witnesses required and accept evidence of asset values without formal appraisals and upon such information provided by the parties or other persons. The arbitrator shall have the power in the award to order equitable relief, including specific performance.

(d) The parties agree that the existence of any Dispute, any proceedings to resolve such Dispute, and all submissions received by any party from any other party in connection with either shall be treated as confidential, and shall not be disclosed to any third party except as required by law, compelled by legal process or required to enforce any award of the arbitrator.

11.3 **Waiver of Right to Jury Trial**. THE PARTIES SHALL, AND HEREBY DO, IRREVOCABLY WAIVE THE RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY DISPUTE, CONTROVERSY, CLAIM, OR CAUSE OF ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT (EITHER ALLEGED BREACH OR ENFORCEMENT).

11.4 **Amendments**. Provided that the Manager has obtained any necessary consent from the Requisite Holders, this Agreement and the Certificate may be amended only by a Majority-In-Interest of the Members. Notwithstanding the foregoing, the Manager may update and amend Exhibit A, Exhibit 6.1 and Exhibit 6.4 to reflect new Members, officers or Directors. Notwithstanding the foregoing, with respect to any change, modification, or amendment to this Agreement that would change the name of the Company, reflect the issuance of additional Units which had otherwise been issued properly or admit new or substituted Members, or any other change, modification, or amendment which does not adversely affect any of the Members in any disproportionate and material respect as compared to the other Members, and any change, modification, or amendment which the Board determines is necessary or advisable to ensure that the Company is not and will not be treated as an association taxable as a corporation for federal income tax purposes or to conform with changes in applicable tax law (*provided* such changes do not have a material adverse effect on the Members), such change, modification, or amendment may be contained in a written instrument that has been duly approved by the Board, *provided* that the Board notifies the Members of such change, modification, or amendment.

11.5 **Waivers**. The failure of any party to seek redress for violation of or to insist upon the strict performance of any covenant or condition of this Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation. Each of the Members hereby irrevocably waives for the term of the Company any right that such Member may have to maintain any action for partition with respect to the Company property.

11.6 **Rights and Remedies Cumulative**. The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive the right to use any or all other remedies. Such rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance or otherwise.

11.7 **Severability**. If any provision of this Agreement or the application thereof to any Person or circumstance shall be invalid, illegal or unenforceable to any extent, the remainder of this Agreement and the application thereof shall not be affected and shall be enforceable to the fullest extent permitted by applicable law.

11.8 **Heirs, Successors and Assigns**. Each and all of the covenants, terms, provisions and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Agreement, their respective heirs, legal representatives, successors and assigns.

11.9 **Third-Party Beneficiary; Creditors**. None of the provisions of this Agreement shall be for the benefit of any third-party or creditor of the Company, or enforceable by any third-party or creditor of the Company.

11.10 **Counterparts**. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument. Delivery of an executed counterpart of this Agreement by facsimile or electronic transmission shall be equally as effective as delivery of a manually executed counterpart of this Agreement.

11.11 **Schedules and Exhibits**. All schedules and exhibits referred to in this Agreement are hereby incorporated herein for all purposes.

11.12 **Entire Agreement**. This Agreement sets forth all of the promises, agreements, conditions and understandings between the parties respecting the subject matter hereof and supersedes all prior negotiations, conversations, discussions, correspondence, memoranda and agreements between the parties concerning such subject matter. The undersigned, being all the

Members of the Company, hereby agree, acknowledge and certify that the foregoing Agreement constitutes the sole and entire Agreement of the Company, unanimously adopted by the Members of the Company as of the date first written above.

[*Signature Pages Follow.*]

This Agreement of the Company is executed and entered as of the Effective Date.

2124 BREWING COMPANY LLC,
a Pennsylvania limited liability company

By ______
Na ______
Tit ______

EXHIBIT 1.1

DEFINED TERMS

The following terms used in this Agreement shall have the following meanings:

"***Act***" has the meaning set forth in the Preliminary Statements.

"***Additional Consideration***" has the meaning set forth in Section 2.5.4 of Part B of Exhibit 4.2.

"***Agreement***" has the meaning set forth in the preamble.

"***Affected Member***" has the meaning set forth in Section 9.4.

"***Affiliate***" means, with respect to any Person, any other Person who, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with, such Person. For purposes of this definition, "control," when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

"***Assets***" has the meaning set forth in Section 4.1.

"***Available Cash***" means, at any date, the amount of the Company's cash on hand that the Manager reasonably determines is available for distribution to the Members after taking into account all debts, liabilities, and obligations of the Company, and any contingency reserves reasonably established by the Manager.

"***Available Proceeds***" has the meaning set forth in Section 2.5.2(b) of Part B of Exhibit 4.2.

"***Award Agreement***" has the meaning set forth in Section 4.2(b).

"***BBA Partnership Audit Rules***" has the meaning set forth in Section 8.5(a).

"***Board***" has the meaning set forth in Section 6.1.

"***Business***" has the meaning set forth in Section 4.1.

"***BT***" means BT Aurochs Investments, LP.

"***Certificate***" has the meaning set forth in Section 2.1.

"***Capital Account***" has the meaning set forth in Section 4.5(a).

"***Capital Contribution***" means any contribution to the capital of the Company by a Member in cash, property or services, or a binding obligation to contribute cash, property or services, whenever made.

"***Carrying Value***" means, with respect to any asset, the asset's adjusted basis for United States federal income tax purposes, except as follows:

(a) The initial Carrying Value of any asset contributed by a Member to the Company shall be the gross fair market value of such asset on the date of the contribution.

(b) The Carrying Values of all Company assets shall be adjusted to equal their respective gross fair market values as of the following times: (i) the acquisition of an additional interest in the Company after the date hereof by a new or existing Member in exchange for more than a *de minimis* Capital Contribution, if the Manager reasonably determines that such adjustment is necessary or appropriate to reflect the relative economic interests of the Members in the Company; (ii) the grant of an interest in the Company (other than a *de minimis* interest) as consideration for the provision of services to or for the benefit of the Company by an existing or a new Member acting in a "partner capacity," or in anticipation of becoming a "partner" (in each case within the meaning of Treasury Regulations Section 1.704-1(b)(2)(iv)*(d)*); (iii) the distribution by the Company to a Member of more than a *de minimis* amount of Company property as consideration for an interest in the Company, if the Manager reasonably determines that such adjustment is necessary or appropriate to reflect the relative economic interests of the Members in the Company; (iv) the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)*(g)*; (v) immediately prior to a distribution pursuant to Section 5.2, if the Manager reasonably determines that such adjustment is necessary or appropriate to reflect the relative economic interests of the Members in the Company; and (vi) such other times as the Manager shall reasonably determine to be necessary or advisable.

(c) The Carrying Value of any Company asset distributed to a Member shall be the gross fair market value of such asset on the date of distribution.

(d) The Carrying Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Section 734(b) or Section 743(b) of the Code, but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)*(m)*; provided, however, that Carrying Values shall not be adjusted pursuant to this subparagraph (d) to the extent that the Manager determines that an adjustment pursuant to subparagraph (b) of this definition of Carrying Value is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this subparagraph (d).

(e) With respect to any asset that has a Carrying Value that differs from its adjusted tax basis, Carrying Value shall be adjusted by the amount of Depreciation rather than any other depreciation, amortization or other cost recovery method.

"***Change of Control***" means: (a) the sale of all or substantially all of the consolidated assets of the Company to a Third Party Purchaser; (b) a sale resulting in no less than a majority of the Units on a Fully Diluted Basis being held by a Third Party Purchaser; or (c) a merger, consolidation, recapitalization or reorganization of the Company with or into a Third Party Purchaser that results in the inability of the then current Majority-In-Interest of the Members to designate or appoint the Manager.

"***Code***" means the Internal Revenue Code of 1986, as amended, or corresponding provisions of subsequent superseding federal revenue laws.

"***Common Units***" means the Common Units described in Exhibit 4.2.

"***Common Director***" has the meaning set forth in Exhibit 4.2.

"***Company***" has the meaning set forth in the preamble.

"***Company Appraiser***" has the meaning set forth in Section 9.6.

"***Company Minimum Gain***" has the meaning set forth for "partnership minimum gain" in Treasury Regulations Sections 1.704-2(b)(2) and 1.704-2(d).

"***Company Representative***" has the meaning set forth in Section 8.5(a).

"***Conversion Rights***" has the meaning set forth in Exhibit 4.2.

"***Conversion Time***" has the meaning set forth in Exhibit 4.2.

"***Covered Person***" has the meaning set forth in Section 6.10(a).

"***Director***" has the meaning set forth in Section 6.1.

"***Depreciation***" means, for each taxable year, an amount equal to the depreciation, amortization or other cost recovery deduction allowable with respect to an asset for such taxable year, except that if the Carrying Value of an asset of the Company differs from its adjusted basis for federal income tax purposes at the beginning of such taxable year, Depreciation shall be an amount which bears the same ratio to such beginning Carrying Value as the federal income tax depreciation, amortization or other cost recovery deduction for such taxable year bears to such beginning adjusted tax basis; provided, that if the adjusted basis for federal income tax purposes of an asset of the Company at the beginning of such taxable year is zero, Depreciation shall be determined with reference to such beginning Carrying Value using any reasonable method selected by the Manager.

"***Disability Event***" means, with respect to a Member, the entry by a court of competent jurisdiction adjudicating such Member incompetent to manage his or her person or estate.

"***Dispute***" has the meaning set forth in Section 11.2.

"***Drag-along Member***" has the meaning set forth in Section 9.2(a).

"***Drag-along Notice***" has the meaning set forth in Section 9.2(c).

"***Drag-along Sale***" has the meaning set forth in Section 9.2(a).

"***Dragging Member***" has the meaning set forth in Section 9.2(a).

"***Effective Date***" has the meaning set forth in the preamble.

"***Estate Planning Entity***" means, with respect to a Member, any trust or other entity created during an individual's life that controlled by or for the benefit of such Member or a member of such Member's family or charity, in each case established for estate planning purposes, such as a living trust, limited partnership or limited liability company.

"***Founder***" means each of Ryan Michael Bove and Douglas Foster.

"***Founder Restricted Unit Agreement***" means that certain Restricted Unit Agreement between each Founder and the Company.

"***Fully Diluted Basis***" means, as of any date of determination, (a) with respect to all the Units, all issued and outstanding Units of the Company and all Units issuable upon the exercise of any outstanding Unit Equivalents as of such date, whether or not such Unit Equivalent is at the time exercisable, or (b) with respect to any specified type, class or series of Units, all issued and outstanding Units designated as such type, class or series and all such designated Units issuable upon the exercise of any outstanding Unit Equivalents as of such date, whether or not such Unit Equivalent is at the time exercisable.

"***Independent Appraiser***" has the meaning set forth in Section 9.6.

"***Initial Company Valuation***" has the meaning set forth in Section 9.6.

*"**Initial Consideration**"* has the meaning set forth in Section 2.5.4 of Part B of Exhibit 4.2.

"***Initial Valuation Member Valuation***" has the meaning set forth in Section 9.6.

"***Majority-In-Interest of the Members***" means any Member(s) having more than 50% of the Units of all Members, calculated on an as converted to Common Units basis.

"***Manager***" means the Board.

"***Mandatory Conversion Time***" has the meaning set forth in Exhibit 4.2.

"***Member***" means: (a) each Person identified on Exhibit A as of the Effective Date and who has executed this Agreement or a counterpart thereof; and (b) each Person who is hereafter admitted as a Member in accordance with the terms of this Agreement and the Act, in each case so long as such Person is shown on the Company's books and records as the owner of one or more Units. The Members shall constitute the "members" (as that term is defined in the Act) of the Company.

"***Membership Interest***" means the entire ownership interest of a Member in the Company at any particular time, including the right of such Member to any and all benefits to which such Member may be entitled under this Agreement and, subject to any and all overriding provisions of this Agreement, the Act.

"***Member Nonrecourse Deductions***" has the meaning set forth for "partner nonrecourse deductions" in Treasury Regulations Section 1.704-2(i).

"***Member Nonrecourse Debt***" has the meaning set forth for "partner nonrecourse debt" in Treasury Regulations Section 1.704-2(b)(4).

"***Member Nonrecourse Debt Minimum Gain***" has the meaning set forth in Treasury Regulations Section 1.704-2(i)(2) (determined by substituting "Member" for "partner").

"Merger Agreement" has the meaning set forth in Section 2.5.2(a) of Part B of Exhibit 4.2.

"***Net Profits***" and "***Net Losses***" mean, for each taxable year of the Company (or other period for which Net Profits or Net Losses must be computed), the Company's taxable income or loss determined in accordance with Section 703(a) of the Code, with the following adjustments:

(a) any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Net Profits or Net Losses pursuant to this definition shall be added to such taxable income or loss;

(b) gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes will be computed by reference to the Carrying Value of the property, notwithstanding that the adjusted tax basis of the property differs from its Carrying Value;

(c) in lieu of depreciation, amortization and other cost recovery deductions taken into account in computing taxable income or loss, there will be taken into account Depreciation for the taxable year or other period;

(d) if the Carrying Value of any Company asset is adjusted pursuant to the definition of Carrying Value, the amount of such adjustment will be taken into account as gain or loss from disposition of the asset for purposes of computing Net Profits or Net Losses;

(e) any items that are specially allocated pursuant to Section 5.1(b) shall not be taken into account in computing Net Profits or Net Losses;

(f) to the extent an adjustment to the adjusted tax basis of any Company asset pursuant to Section 734(b) or 743(b) of the Code is required pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)*(m)* to be taken into account in determining Capital Accounts as a result of a distribution other than in liquidation of a Member's interest in the Company, the amount of such adjustment shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases the basis of the asset) from the disposition of the asset and shall be taken into account for purposes of computing Net Profits or Net Losses; and

(g) any expenditure of the Company described in Section 705(a)(2)(B) of the Code (or treated as such under Treasury Regulations Section 1.704-1(b)(2)(iv)(*i*)) and not otherwise taken into account in computing Net Profits or Net Losses pursuant to this definition shall be deducted from such taxable income or loss.

"***New Equity Securities***" shall mean any authorized but unissued Units and any Unit Equivalents convertible into Units, exchangeable or exercisable for Units, or providing a right to subscribe for, purchase or acquire Units.

"***Nonrecourse Deductions***" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(1).

"***Original Issue Date***" has the meaning set forth in Exhibit 4.2.

"***Person***" means any natural person or any general partnership, limited partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative or other association, and the heirs, executors, administrators, legal representatives, successors, and assigns of such Person where the context so admits.

"***Preferred Series Directors***" has the meaning set forth in Section 3.2.1 of Part B of Exhibit 4.2.

"***Preferred Units***" means the Series A Preferred Units and the Series Seed Preferred Units.

"***Pro Rata Share***" means, with respect to any member or a group of Members, such Member's proportionate share of all Units held by the members of such group on a Fully-Diluted Basis; provided, that any Unvested Units outstanding at the time when a determination of Pro Rata Shares is being made (and which would not become fully vested as a result of the event in connection with which such determination is being made) shall not be considered to be outstanding for purposes of determining Pro Rata Share.

"***Profits Interest Member***" means a Member who holds Profits Interest Units.

"***Profits Interest Units***" means a Unit representing a fractional part of the ownership of the Company and having the rights and obligations specified in this Agreement with respect to Profits Interest Units. Profits Interest Units which are issued on or about the same date and having the same Profits Interest Unit Threshold Amount.

"***Profits Interest Unit Threshold Amount***" means, with respect to any Profits Interest Unit, an amount equal to or, in the sole discretion of the Board, greater than the aggregate fair market value of all the Units issued and outstanding immediately before such Profits Interest Unit is issued; provided, that the Profits Interest Unit Threshold Amount shall not be less than zero. The Profits Interest Unit Threshold Amount of all or any Profits Interests may be adjusted by the Board at any time, if the Board determines in good faith that such adjustment is necessary to maintain the characterization of such Profits Interests or Profits Interest as a profits interest within the meaning of Rev. Procs. 93-27 and 2001-43.

"***Qualified Public Offering***" means the sale, in a firm commitment underwritten public offering led by a nationally recognized underwriting firm pursuant to an effective registration statement under the Securities Act, of Units (or common stock of the Company) having an aggregate offering value (net of underwriters' discounts and selling commissions) of at least $10,000,000, following which at least 10% of the total Units (or common stock of the Company) on a Fully Diluted Basis shall have been sold to the public and shall be listed on any national securities exchange or quoted on the NASDAQ Stock Market System.

"***Required Holders***" means the holders of at least 50% of the Series Seed Preferred Units and the holders of at least 50% of the Series A Preferred Units (voting as a single class on an as-converted basis).

"***Requisite Holders***" means the holders of at least a majority of the outstanding Series Seed Preferred Units and the holders of at least a majority of the outstanding Series A Preferred Units (voting as a single class on an as-converted basis).

"***Restricted Units***" means Units (except Profits Interest Units) that, in addition to the restrictions generally applicable to the Units as set forth in this Agreement, are subject to vesting, restriction and termination and to such other terms and conditions as are set forth in a Unit Plan adopted by the Company and the applicable grant agreement; provided, however, that for purposes of Section 5.2, "Restricted Units" shall not include the restricted units subject to the Founder Restricted Unit Agreement.

"***Rules***" has the meaning set forth in Section 11.2.

"***Securities Act***" means the U.S. Securities Act of 1933, as amended.

"***Series A Conversion Price***" has the meaning set forth in Section 4.1.1(b) of Part B of Exhibit 4.2.

"***Series A Preferred Units***" means the Series A Preferred Units described in Exhibit 4.2.

"***Series A Original Issue Price***" has the meaning set forth in Section 1.1 of Part B of Exhibit 4.2.

"***Series A Liquidation Amount***" has the meaning set forth in Section 2.2 of Part B of Exhibit 4.2.

"***Series Seed Conversion Price***" has the meaning set forth in Section 4.1.1 of Part B of Exhibit 4.2.

*"**Series Seed Liquidation Amount**"* has the meaning set forth in Section 2.2 or 2.3 of Part B of Exhibit 4.2, as applicable.

"***Series Seed Original Issue Price***" shall mean the amounts set forth in Section 1.1 of Exhibit 4.2, subject to appropriate adjustment in the event of any equity distribution, equity split, combination or other similar recapitalization with respect to the Series Seed Preferred Units.

"***Series Seed Preferred Units***" means the Series Seed Preferred Units described in Exhibit 4.2.

"***Service Provider***" means any member of the Board, officer, employee, consultant, advisor or other service provider of the Company or any direct or indirect subsidiary of the Company.

"***Third Party Purchaser***" means any Person who, immediately prior to the contemplated transaction, (a) does not directly or indirectly own or have the right to acquire any outstanding Units (or applicable Unit Equivalents), (b) is not a permitted transferee or Affiliate of any Person who directly or indirectly owns or has the right to acquire any Units (or applicable Unit Equivalents), or (c) is a publically traded entity.

"***Transfer***" has the meaning set forth in Section 9.1(a).

"***Treasury Regulations***" means the regulations, including temporary regulations, promulgated by the United States Treasury Department under the Code, as such regulations may be amended from time to time (including corresponding provisions of succeeding regulations).

"***Triggering Event***" has the meaning set forth in Section 9.5.

"***Unit***" means units of ownership in the Company, which shall evidence the Membership Interests (and shall quantify the voting rights) of the Members. Units are either "Series A Preferred Units," "Series Seed Preferred Units," "Common Units," or "Profits Interest Units," and each Member's allocation of Series A Preferred Units, Series Seed Preferred Units, Common Units and Profits Interest Units is listed opposite the name of such Member on Exhibit A attached hereto.

"***Unit Equivalents***" means any security or obligation that is by its terms, directly or indirectly, convertible into, exchangeable or exercisable for Units, and any option, warrant or other right to subscribe for, purchase or acquire Units.

"***Unit and Warrant Purchase Agreement***" means that certain Unit and Warrant Purchase Agreement by and among the Company and the other parties identified therein, dated as of _______ __, 2019.

"***Unvested Units***" means any Profits Interest Units that are not fully vested in accordance with the terms of the applicable Award Agreement.

"***Valuation Member***" has the meaning set forth in Section 9.6.

"***Valuation Member Appraiser***" has the meaning set forth in Section 9.6.

"***Winchester Nominee***" has the meaning set forth in Section 3.2.3 of Part B of Exhibit 4.2.

EXHIBIT 4.2

UNITS

The following is a statement of the designations and the rights, powers and privileges, and the qualifications, limitations or restrictions thereof, in respect of each class of Membership Interest of the Company.

A. COMMON UNITS

1. General. The voting, dividend and liquidation rights of the holders of the Common Units are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Units set forth herein.

2. Voting. The holders of the Common Units are entitled to one vote for each Common Unit held at all meetings of Members (and written actions in lieu of meetings).

B. PREFERRED UNITS

The following rights, preferences, powers, privileges and restrictions, qualifications and limitations, shall apply to the Preferred Units. Unless otherwise indicated, references to "Sections" in this Part B of this Exhibit 4.2 refer to sections of this Part B.

1.1 **Distributions.** Other than distributions pursuant to Section 5.2(b) of the Agreement, the Company shall not declare, pay or set aside any distribution on Units of any other class or series of Membership Interest of the Company (other than distributions on Common Units payable in Common Units) unless (in addition to the obtaining of any consents required elsewhere in this Agreement or otherwise) (A) first, the holders of the Series A Preferred Units then outstanding and the holders of the Series Seed Preferred Units then outstanding each receive, or simultaneously receive, a distribution on each outstanding Series A Preferred Unit and Series Seed Preferred Unit in an amount at least equal to (1) in the case of a distribution on Common Units or any class or series that is convertible into Common Units, that distribution per Series A Preferred Unit and Series Seed Preferred Unit as would be equal to the product of (i) the distribution payable on each Unit of each such class or series determined, if applicable, as if all Units of such class or series had been converted into Common Units and (ii) the number of Common Units issuable upon conversion of a Series A Preferred Unit and Series Seed Preferred Unit, in each case calculated on the record date for determination of holders entitled to receive such distribution or (2) in the case of a distribution on any class or series that is not convertible into Common Units, at a rate per Series A Preferred Unit and rate per Series Seed Preferred Unit determined by (a) dividing the amount of the distribution payable on each Unit of such class(es) or series of Membership Interest by the original issuance price of such class or series of Membership Interest (subject to appropriate adjustment in the event of any equity distribution, equity split, combination or other similar recapitalization with respect to such class or series) and (b) multiplying such fraction by an amount equal to the Series A Original Issue Price (as defined below) and Series Seed Original Issue Price (as defined below), as appropriate; provided that if the Company declares, pays or sets aside, on the same date, a distribution on Units of more than one class or series of Membership Interest of the Company, the distribution payable to the holders of Series Seed Preferred Units and holders of Series A

Preferred Units pursuant to this Section 1.1 shall be calculated based upon the distribution on the class or series of Membership Interest that would result in the highest Series A Preferred Unit dividend and highest Series Seed Preferred Unit dividend. The "***Series A Original Issue Price***" shall be the following amounts for each sub-series:

Series A Preferred Units A1	$1.25
Series A Preferred Units A2	$2.50
Series A Preferred Units A3	$3.75

The "***Series Seed Original Issue Price***" shall be the following amounts for each sub-series:

Series Seed Preferred Units A1	$ 1.08
Series Seed Preferred Units A2	$ 0.972
Series Seed Preferred Units A3	$ 0.864

Such amounts shall be subject to appropriate adjustment in the event of any equity distribution, equity split, combination or other similar recapitalization with respect to the Series A Preferred Units and Series Seed Preferred Units, respectively. Any reference herein to the Series A Original Issue Price or Series Seed Original Issue Price shall mean the above designated amounts with respect to each sub-series.

2. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

2.1 Preferential Payments to Holders of Preferred Units. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, the holders of Series A Preferred Units then outstanding and the holders of Series Seed Preferred Units then outstanding shall be entitled to be paid out of the assets of the Company available for distribution to its Members before any payment shall be made to the holders of Common Units by reason of each such holder's ownership thereof, an amount per Series A Unit equal to one times the Series A Original Issue Price, plus any declared but unpaid distributions thereon, and an amount per Series Seed Unit equal to one times the Series Seed Original Issue Price, plus any declared but unpaid distributions thereon, respectively. If upon any such liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, the assets of the Company available for distribution to its Members shall be insufficient to pay the holders of Series A Preferred Units and the holders of Series Seed Preferred Units the full amount to which they shall be entitled under this Subsection 2.1, the holders of Series A Preferred Units and the holders of Series Seed Preferred Units shall each share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the Units held by them upon such distribution if all amounts payable on or with respect to such Units were paid in full.

2.2 Distribution of Remaining Assets. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of the

Preferred Units, the remaining assets of the Company available for distribution to its members shall be distributed among the holders of the Series A Preferred Units, Series Seed Preferred Units, Common Units and Profits Interest Units (with respect to any distribution of the Profits Interest Units, any such distribution remains subject to the limitations set forth in Section 5.2 of the underlying Operating Agreement), pro rata based on the number of Units held by each such holder, treating for this purpose all such securities as if they had been converted to Common Units pursuant to the terms of this Agreement immediately prior to such liquidation, dissolution or winding up of the Company. The aggregate amount which a holder of Series A Preferred Units is entitled to receive under Subsections 2.1 and 2.2 is hereinafter referred to as the "***Series A Liquidation Amount***" and the aggregate amount which a holder of Series Seed Preferred Units is entitled to receive under Subsections 2.1 and 2.2 is hereinafter referred to as the "***Series Seed Liquidation Amount***".

2.3 Deemed Liquidation Events.

2.3.1 Definition. Each of the following events shall be considered a "***Deemed Liquidation Event***" unless the holders of a majority of the outstanding Series Seed Preferred Units and the holders of a majority of the outstanding Series A Preferred Units elect otherwise by written notice sent to the Company at least five days prior to the effective date of any such event:

(a) a merger or consolidation in which

(i) the Company is a constituent party or

(ii) a subsidiary of the Company is a constituent party and the Company issues equity pursuant to such merger or consolidation,

except any such merger or consolidation involving the Company or a subsidiary in which the equity securities of the Company existing immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; or

(b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all the assets of the Company and its subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Company if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Company.

2.3.2 Effecting a Deemed Liquidation Event.

(a) The Company shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(i) unless the agreement or plan of merger or consolidation for such transaction (the "***Merger Agreement***") provides that the consideration payable to the Members of the Company shall be allocated among the Members of the Company in accordance with Subsections 2.1 and 2.2, as applicable.

(b) In the event of a Deemed Liquidation Event referred to in Subsection 2.3.1(a)(ii) or 2.3.1(b), if the Company does not effect a dissolution of the Company under the Act within 90 days after such Deemed Liquidation Event, then (i) the Company shall send a written notice to each holder of Preferred Units no later than the 90th day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) to require the redemption of such Preferred Units, and (ii) if the holders of at least a majority of the then outstanding Preferred Units so request in a written instrument delivered to the Company not later than 120 days after such Deemed Liquidation Event, the Company shall use the consideration received by the Company for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board), together with any other assets of the Company available for distribution to its Members, all to the extent permitted by Pennsylvania law governing distributions to Members (the "***Available Proceeds***"), on the 150th day after such Deemed Liquidation Event, to redeem all outstanding Series A Preferred Units at a price per Unit equal to the Series A Liquidation Amount and Series Seed Preferred Units at a price per Unit equal to the Series Seed Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding Preferred Units, the Company shall (x) ratably redeem each holder's Preferred Units to the fullest extent of such Available Proceeds, and (z) thereafter redeem the remaining equity as soon as it may lawfully do so under Pennsylvania law governing distributions to Members. The provisions of Section 6 shall apply, with such necessary changes in the details thereof as are necessitated by the context, to the redemption of the Preferred Units pursuant to this Subsection 2.3.2(b). Prior to the distribution or redemption provided for in this Subsection 2.3.2(b), the Company shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

2.3.3 Amount Deemed Paid or Distributed. The amount deemed paid or distributed to the holders of equity of the Company upon any such merger, consolidation, sale, transfer, exclusive license, other disposition or redemption shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Company or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2.3.4 Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event pursuant to Subsection 2.3.1(a)(i), if any portion of the consideration payable to the Members of the Company is payable only upon satisfaction of contingencies (the "***Additional Consideration***"), the Merger Agreement shall provide that (a) the portion of such consideration that is not Additional Consideration (such portion, the "***Initial Consideration***") shall be allocated among the holders of equity of the Company in accordance with Subsections 2.1 and 2.2 as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event; and (b) any Additional Consideration which becomes payable to the Members of the Company upon satisfaction of such contingencies shall be allocated among the holders of equity of the Company in accordance with Subsections 2.1 and 2.2, as applicable, after taking into account the previous payment of the Initial Consideration as part of the same transaction. For the purposes of this Subsection 2.3.4, consideration placed into escrow or retained as holdback to be available for satisfaction of indemnification or similar obligations in connection with such Deemed Liquidation Event shall be deemed to be Additional Consideration.

3. Voting.

3.1 General. On any matter presented to the Members of the Company for their action or consideration at any meeting of Members of the Company (or by written consent of Members in lieu of meeting), each holder of Preferred Units shall be entitled to cast the number of votes equal to the number of Common Units into which the Preferred Units held by such holder are convertible as of the record date for determining Members entitled to vote on such matter. Fractional votes shall not be permitted and any fractional voting rights available on an as-converted basis (after aggregating all Common Units into which Preferred Units held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward). Except as provided by law or by the other provisions of this Agreement, holders of Preferred Units shall vote together with the holders of Common Units as a single class on an as-converted basis, shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Units, and shall be entitled, notwithstanding any provision hereof, to notice of any Members' meeting in accordance with this Agreement.

3.2 Election of Directors. Each Member agrees to vote, or cause to be voted, all Units owned by such Member or over which such Member has voting control from time to time and at all times, in whatever manner as shall be necessary to ensure that at each annual or special meeting of Members at which an election of Directors is held or pursuant to any written consent of the Members by which members of the Board are elected, the Board shall be comprised as follows:

3.2.1 The holders of record of Series A Preferred Units and the holders of record of Series Seed Preferred Units, exclusively and as a separate class, shall be entitled to elect two Directors of the Company (the "***Preferred Series Directors***"), (i) one of which shall be designated by BT for so long as BT holds any Preferred Units and (ii) one of which shall be designated by the 1833 Winchester Group, LLC (the "***Winchester Nominee***") for so long as the 1833 Winchester Group, LLC holds any Preferred Units.

3.2.2 The holders of record of Common Units, exclusively and as a separate class, shall be entitled to elect two Directors of the Company (the "***Common Directors***") one of which shall be the Chief Executive Officer of the Company.

3.2.3 The majority of the other Directors, including the Winchester Nominee, shall designate one Director who shall be an independent director.

3.2.4 Any Director elected as provided herein may be removed without cause by, and only by, the affirmative vote of the Person(s) entitled to nominate that Director. If the Person(s) identified above, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect Directors, then any directorship not so filled shall remain vacant until such time as such Person(s) elect a person to fill such directorship; and no such directorship may be filled by Members of the Company other than by the Members of the Company that are entitled to elect such directors. At any meeting held for the purpose of electing a Director, the presence in person or by proxy of the holders of a majority of the outstanding Units of the class or series entitled to elect such Director shall constitute a quorum for the purpose of electing such director. A vacancy in any directorship shall be filled only by vote or written consent in lieu of a meeting of the Person(s) entitled to elect that Director. A vacancy in any directorship shall be filled only by vote or written consent in lieu of a meeting of the Person(s) entitled to designate that Director. Any committee of the Board shall include at least one Preferred Series Director.

3.2.5 For so long as Innovation Works, Inc. is a Member of the Company, the Board shall meet at least quarterly.

3.3 Preferred Unit Protective Provisions. At any time when at least 50% of the Preferred Units are outstanding, the Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate) the written consent or affirmative vote of the holders of at least 50% of the then outstanding Preferred Units, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect:

3.3.1 liquidate, dissolve or wind-up the business and affairs of the Company, or consent, to any of the foregoing;

3.3.2 amend, alter or repeal any provision of the Certificate or this Agreement in a manner that adversely affects the powers, preferences or rights of the Preferred Units;

3.3.3 create, or authorize the creation of, or issue or obligate itself to issue any additional class or series of equity unless the same ranks junior to the Preferred Units with respect to the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of distributions and rights of redemption, or increase the number of Series A Preferred Units or Series Seed Preferred Units or increase the number of Units of any additional class or series of equity unless the same ranks junior to the Preferred Units with respect to the distribution of assets on the liquidation, dissolution or winding up of the Company, the payment of distributions and rights of redemption;

3.3.4 purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any distribution or make any distribution on, any equity of the Company other than (i) redemptions of or distributions on the Preferred Units as expressly authorized herein, (ii) distributions payable on the Common Units solely in the form of additional Common Units and (iii) repurchases of Profits Interest Units or other equity from former employees, officers, directors, consultants or other persons who performed services for the Company or any subsidiary in connection with the cessation of such employment or service at the lower of the original purchase price or the then-current fair market value thereof as approved by the Board, including the approval of at least one Preferred Series Director;

3.3.5 create, or authorize the creation of, or issue, or authorize the issuance of any debt security, or permit any subsidiary to take any such action with respect to any debt security, if the aggregate indebtedness of the Company and its subsidiaries for borrowed money following such action would exceed $500,000 unless such debt security has received the prior approval of the Board, including the approval of at least one Preferred Series Director;

3.3.6 create, or hold equity in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Company, or sell, transfer or otherwise dispose of any equity of any direct or indirect subsidiary of the Company, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary; or

3.3.7 increase or decrease the authorized number of Directors constituting the Board.

4. Conversion. The holders of the Series Seed Preferred Units and the holders of Series A Preferred Units shall have conversion rights as follows (the "***Conversion Rights***"):

4.1 Right to Convert.

4.1.1 Conversion Ratio.

(a) Each Series Seed Preferred Unit shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable Common Units as is determined by dividing the Series Seed Original Issue Price by the Series Seed Conversion Price (as defined below) in effect at the time of conversion. The "***Series Seed Conversion Price***" shall initially be equal to the Series Seed Original Issue Price. Such initial Series Seed Conversion Price, and the rate at which Series Seed Preferred Units may be converted into Common Units, shall be subject to adjustment as provided below.

(b) Each Series A Preferred Unit shall be convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable

Common Units as is determined by dividing the Series A Original Issue Price by the Series A Conversion Price (as defined below) in effect at the time of conversion. The "***Series A Conversion Price***" shall initially be equal to the Series A Original Issue Price. Such initial Series Seed Conversion Price, and the rate at which Series A Preferred Units may be converted into Common Units, shall be subject to adjustment as provided below.

4.1.2 Termination of Conversion Rights. In the event of a notice of redemption of any Preferred Units pursuant to Section 6, the Conversion Rights of the Units designated for redemption shall terminate at the close of business on the last full day preceding the date fixed for redemption, unless the Redemption Price (as defined in Section 6) is not fully paid on such Redemption Date (as defined in Section 6), in which case the Conversion Rights for such Units shall continue until such price is paid in full. In the event of a liquidation, dissolution or winding up of the Company or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Preferred Units.

4.2 Fractional Units. No fractional Common Units shall be issued upon conversion of the Preferred Units. In lieu of any fractional Units to which the holder would otherwise be entitled, the Company shall pay cash equal to such fraction multiplied by the fair market value of a Common Unit as determined in good faith by the Board. Whether or not fractional Common Units would be issuable upon such conversion shall be determined on the basis of the total number of Preferred Units the holder is at the time converting into Common Units and the aggregate number of Common Units issuable upon such conversion.

4.3 Mechanics of Conversion.

4.3.1 Notice of Conversion. In order for a holder of Preferred Units to voluntarily convert Preferred Units into Common Units, such holder shall (a) provide written notice to the Company's transfer agent at the office of the transfer agent for the Preferred Units (or at the principal office of the Company if the Company serves as its own transfer agent) that such holder elects to convert all or any number of such holder's Preferred Units and, if applicable, any event on which such conversion is contingent and (b), if such holder's Units are certificated, surrender the certificate or certificates for such Preferred Units (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Company to indemnify the Company against any claim that may be made against the Company on account of the alleged loss, theft or destruction of such certificate), at the office of the transfer agent for the Preferred Units (or at the principal office of the Company if the Company serves as its own transfer agent). Such notice shall state such holder's name or the names of the nominees in which such holder wishes the Common Units to be issued. If required by the Company, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Company, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Company if the Company serves as its own transfer agent) of such notice and, if applicable, certificates (or lost certificate affidavit and agreement) shall be the time of conversion (the "***Conversion Time***"), and the Common Units issuable upon conversion of the specified

Units shall be deemed to be outstanding of record as of such date. The Company shall, as soon as practicable after the Conversion Time (i) issue and deliver to such holder of Preferred Units, or to his, her or its nominees, a notice of issuance of uncertificated Units and may, upon written request, issue and deliver a certificate for the number of Common Units issuable upon such conversion in accordance with the provisions hereof and, may, if applicable and upon written request, issue and deliver a certificate for the number (if any) of the Preferred Units represented by any surrendered certificate that were not converted into Common Units, (ii) pay in cash such amount as provided in Subsection 4.2 in lieu of any fraction of a Common Unit otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the Preferred Units converted.

4.3.2 Reserved.

4.3.3 Effect of Conversion. All Preferred Units which shall have been surrendered for conversion as herein provided shall no longer be deemed to be outstanding and all rights with respect to such Units shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive Common Units in exchange therefor, to receive payment in lieu of any fraction of a Unit otherwise issuable upon such conversion as provided in Subsection 4.2 and to receive payment of any dividends declared but unpaid thereon. Any Preferred Units so converted shall be retired and cancelled and may not be reissued.

4.3.4 No Further Adjustment. Upon any such conversion, no adjustment to the Series Seed Conversion Price or the Series A Conversion Price shall be made for any declared but unpaid dividends on the Series Seed Preferred Units or Series A Preferred Units surrendered for conversion or on the Common Units delivered upon conversion.

4.3.5 Taxes. The Company shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of Common Units upon conversion of Series A Preferred Units or Series Seed Preferred Units pursuant to this Section 4. The Company shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of Common Units in a name other than that in which the Series A Preferred Units or Series Seed Preferred Units so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Company the amount of any such tax or has established, to the satisfaction of the Company, that such tax has been paid.

4.4 Adjustments to Series Seed Conversion Price and Series A Conversion Price for Diluting Issues.

4.4.1 Special Definitions. The following definitions shall apply:

(a) "***Option***" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Units or Convertible Securities.

(b) "***Series A Original Issue Date***" shall mean the date on which the first Series A Preferred Units were issued.

(c) "***Convertible Securities***" shall mean any evidences of indebtedness, Units or other securities directly or indirectly convertible into or exchangeable for Common Units, but excluding Options.

(d) "***Additional Common Units***" shall mean all Common Units issued (or, pursuant to Subsection 4.4.3 below, deemed to be issued) by the Company after the Series A Original Issue Date, other than (1) the following Common Units and (2) Common Units deemed issued pursuant to the following options and Convertible Securities (clauses (1) and (2), collectively, "***Exempted Securities***"):

(i) Common Units, Options or Convertible Securities issued as a dividend or distribution on Series Seed Preferred Units or Series A Preferred Units;

(ii) Common Units, Options or Convertible Securities issued by reason of a dividend, equity split, split-up or other distribution on Common Units that is covered by Subsection 4.5, 4.6, 4.7 or 4.8**;**

(iii) Common Units or Options issued to employees or directors of, or consultants or advisors to, the Company or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board, including at least one Preferred Series Director;

(iv) Common Units or Convertible Securities actually issued upon the exercise of Options or Common Units actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

(v) Common Units or Convertible Securities issued to banks, equipment lessors or other financial institutions, or to real property lessors, pursuant to a debt financing, equipment leasing or real property leasing transaction approved by the Manager including at least one Preferred Series Director;

(vi) Common Units or Convertible Securities issued to suppliers or third-party service providers in connection with the provision of goods or services pursuant to transactions approved by the

Manager, including at least one Preferred Series Director;

(vii) Common Units or Convertible Securities issued pursuant to the acquisition of another company by the Company by merger, purchase of substantially all the assets or other reorganization or to a joint venture agreement, provided that such issuances are approved by the Manager including at least one Preferred Series Director

(viii) Common Units or Convertible Securities issued in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Manager, including at least one Preferred Series Director; or

(ix) Preferred Units, Profits Interest Units and the Warrants.

4.4.2 No Adjustment of Series Seed Conversion Price or Series A Conversion Price. No adjustment in the Series Seed Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Common Units if the Company receives written notice from the holders of a majority of the then outstanding Series Seed Preferred Units agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Common Units. No adjustment in the Series A Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Common Units if the Company receives written notice from the holders of a majority of the then outstanding Series A Preferred Units agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Common Units.

4.4.3 Deemed Issue of Additional Common Units.

(a) If the Company at any time or from time to time after the Series A Original Issue Date shall issue any Options or Convertible Securities (excluding Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of Common Units (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Common Units issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(b) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Series Seed Conversion Price or Series A Conversion Price pursuant to the terms of Subsection 4.4.4, are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase or decrease in the number of Common Units issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (2) any increase or decrease in the consideration payable to the Company upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Series Seed Conversion Price or Series A Conversion Price, as the case may be, computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Series Seed Conversion Price or Series A Conversion Price as would have obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this clause (b) shall have the effect of increasing the Series Seed Conversion Price or Series A Conversion Price, respectively, to an amount which exceeds the lower of (i) the Series Seed Conversion Price or Series A Conversion Price, as the case may be, in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security, or (ii) the Series Seed Conversion Price or Series A Conversion Price that would have resulted from any issuances of Additional Common Units (other than deemed issuances of Additional Common Units as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(c) If the terms of any Option or Convertible Security (excluding Exempted Securities), the issuance of which did not result in an adjustment to the Series Seed Conversion Price or Series A Conversion Price pursuant to the terms of Subsection 4.4.4 (either because the consideration per Unit (determined pursuant to Subsection 4.4.5) of the Additional Common Units subject thereto was equal to or greater than the Series Seed Conversion Price then in effect or Series A Conversion Price then in effect, or because such Option or Convertible Security was issued before the Series A Original Issue Date), are revised after the Series A Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (1) any increase in the number of Common Units issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (2) any decrease in the consideration payable to the Company upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Common Units subject thereto (determined in the manner provided in Subsection 4.4.3(a) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(d) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Series Seed Conversion Price or Series A Conversion Price pursuant to the terms of Subsection 4.4.4, the Series Seed Conversion Price or Series A Conversion Price, as the case may be, shall be readjusted to such Series Seed Conversion Price and Series A Conversion Price as would have obtained had such Option or Convertible Security (or portion thereof) never been issued.

(e) If the number of Common Units issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Company upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Series Seed Conversion Price and Series A Conversion Price provided for in this Subsection 4.4.3 shall be effected at the time of such issuance or amendment based on such number of Units or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (b) and (c) of this Subsection 4.4.3). If the number of Common Units issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Company upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Series Seed Conversion Price or Series A Conversion Price that would result under the terms of this Subsection 4.4.3 at the time of such issuance or amendment shall instead be effected at the time such number of Units and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Series Seed Conversion Price or Series A Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

4.4.4 Adjustment of Conversion Price Upon Issuance of Additional Common Units. In the event the Company shall at any time after the Series A Original Issue Date issue Additional Common Units (including Additional Common Units deemed to be issued pursuant to Subsection 4.4.3), without consideration or for a consideration per Unit less than the Series Seed Conversion Price and/or the Series A Conversion Price, as the case may be, in effect immediately prior to such issue, then the Series Seed Conversion Price and the Series A Conversion Price, as applicable, shall be reduced, concurrently with such issue, to a price (calculated to the nearest one-hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C).$$

For purposes of the foregoing formula, the following definitions shall apply:

(a) "CP_2" shall mean the respective Series Seed Conversion Price or Series A Conversion Price in effect immediately after such issue of Additional Common Units

(b) "CP_1" shall mean the respective Series Seed Conversion Price or Series A Conversion Price in effect immediately prior to such issue of Additional Common Units;

(c) "A" shall mean the number of Common Units outstanding immediately prior to such issue of Additional Common Units (treating for this purpose as outstanding all Common Units issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion or exchange of Convertible Securities (including the Series Seed Preferred Units and Series A Preferred Units) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(d) "B" shall mean the number of Common Units that would have been issued if such Additional Common Units had been issued at a price per Unit equal to CP_1 (determined by dividing the aggregate consideration received by the Company in respect of such issue by CP_1); and

(e) "C" shall mean the number of such Additional Common Units issued in such transaction.

4.4.5 Determination of Consideration. For purposes of this Subsection 4.4, the consideration received by the Company for the issue of any Additional Common Units shall be computed as follows:

(a) Cash and Property: Such consideration shall:

(i) insofar as it consists of cash, be computed at the aggregate amount of cash received by the Company, excluding amounts paid or payable for accrued interest;

(ii) insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board; and

(iii) in the event Additional Common Units are issued together with other securities or other assets of the Company for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (i) and (ii) above, as determined in good faith by the Board.

(b) Options and Convertible Securities. The consideration per Unit received by the Company for Additional Common Units deemed to have been issued pursuant to Subsection 4.4.3, relating to Options and Convertible Securities, shall be determined by dividing:

(i) The total amount, if any, received or receivable by the Company as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Company upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(ii) the maximum number of Common Units (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

4.4.6 Multiple Closing Dates. In the event the Company shall issue on more than one date Additional Common Units that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Series Seed Conversion Price or Series A Conversion Price pursuant to the terms of Subsection 4.4.4, then, upon the final such issuance, the Series Seed Conversion Price and/or Series A Conversion Price, as the case may be, shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

4.5 Adjustment for Splits and Combinations. If the Company shall at any time or from time to time after the Series A Original Issue Date effect a subdivision of the outstanding Common Units, the Series Seed Conversion Price and Series A Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of Common Units issuable on conversion of each Unit of such series shall be increased in proportion to such increase in the aggregate number of Common Units outstanding. If the Company shall at any time or from time to time after the Series A Original Issue Date combine the outstanding Common Units, the Series Seed Conversion Price and Series A Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of Common Units issuable on conversion of each Unit of such series shall be decreased in proportion to such decrease in the aggregate number of Common Units outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

4.6 Adjustment for Certain Distributions. In the event the Company at any time or from time to time after the Series A Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Units entitled to receive, a distribution payable on the Common Units in additional Common Units, then and in each such event the Series Seed Conversion Price and Series A Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Series Seed Conversion Price and Series A Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of Common Units issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of Common Units issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of Common Units issuable in payment of such dividend or distribution.

Notwithstanding the foregoing (a) if such record date shall have been fixed and such distribution is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series Seed Conversion Price and Series A Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Series Seed Conversion Price and Series A Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such distributions; and (b) that no such adjustment shall be made if the holders of Preferred Units simultaneously receive a distribution of Common Units in a number equal to the number of Common Units as they would have received if all outstanding Preferred Units had been converted into Common Units on the date of such event.

4.7 Adjustments for Other Distributions. In the event the Company at any time or from time to time after the Series A Original Issue Date shall make or issue, or fix a record date for the determination of holders of Common Units entitled to receive, a distribution payable in securities of the Company (other than a distribution of Common Units in respect of outstanding Common Units) or in other property and the provisions of Section 1 do not apply to such distribution, then and in each such event the holders of Preferred Units shall receive, simultaneously with the distribution to the holders of Common Units, a distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding Preferred Units had been converted into Common Units on the date of such event.

4.8 Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 2.3, if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Company in which the Common Units (but not the Preferred Units) are converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections, 4.4, 4.6 or 4.7), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each Preferred Unit shall thereafter be convertible in lieu of the Common Units into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of Common Units of the Company issuable upon conversion of one Preferred Unit immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Section 4 with respect to the rights and interests thereafter of the holders of the Preferred Units, to the end that the provisions set forth in this Section 4 (including provisions with respect to changes in and other adjustments of the Series Seed Conversion Price and Series A Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Preferred Units. For the avoidance of doubt, nothing in this Subsection 4.8 shall be construed as preventing the holders of Preferred Units from seeking any appraisal rights to which they are otherwise entitled under the Act, if any, in connection with a merger triggering an adjustment hereunder, nor shall this Subsection 4.8 be deemed conclusive evidence of the fair value of the Preferred Units in any such appraisal proceeding.

4.9 Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Series Seed Conversion Price and Series A Conversion Price pursuant to this Section 4, the Company at its expense shall, as promptly as reasonably practicable but in any event not later than 10 days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Units a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Preferred Units are convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Company shall, as promptly as reasonably practicable after the written request at any time of any holder of Preferred Units (but in any event not later than 10 days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Series Seed Conversion Price and Series A Conversion Price then in effect, and (ii) the number of Common Units and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Preferred Units.

4.10 Notice of Record Date. In the event:

(a) the Company shall take a record of the holders of its Common Units (or other equity or securities at the time issuable upon conversion of the Preferred Units) for the purpose of entitling or enabling them to receive any distribution, or to receive any right to subscribe for or purchase any equity of any class or any other securities, or to receive any other security; or

(b) of any reorganization of the Company, any reclassification of the Common Units of the Company, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Company, then, and in each such case, the Company will send or cause to be sent to the holders of the Preferred Units a notice specifying, as the case may be, (i) the record date for such distribution or right, and the amount and character of such distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of Common Units (or such other equity or securities at the time issuable upon the conversion of the Preferred Units) shall be entitled to exchange their Common Units (or such other equity or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the amount per Unit and character of such exchange applicable to the Preferred Units and the Common Units. Such notice shall be sent at least 10 days prior to the record date or effective date for the event specified in such notice.

5. Mandatory Conversion.

5.1 Trigger Events. Upon either (a) the closing of the sale of equity of the Company to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended or (b) the date and time, or the occurrence of an event, specified by vote or written consent of a majority of the then outstanding Series Seed Preferred Units and a majority of the then outstanding Series A Preferred Units at the time of such vote or consent, including BT and the 1833 Winchester Group, LLC, voting as a single class on an as-converted basis (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "***Mandatory Conversion Time***"), (i) all outstanding Preferred Units shall automatically be converted into Common Units, at the applicable ratio described in Section 4.1.1 as the same may be adjusted from time to time in accordance with this Section 5 and (ii) such Units may not be reissued by the Company.

5.2 Procedural Requirements. All holders of record of Preferred Units shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion of all such Preferred Units pursuant to this Section 5. Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of Preferred Units in certificated form shall surrender his, her or its certificate or certificates for all such Units (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Company to indemnify the Company against any claim that may be made against the Company on account of the alleged loss, theft or destruction of such certificate) to the Company at the place designated in such notice. If so required by the Company, any certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Company, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Preferred Units converted pursuant to Subsection 5.1, including the rights, if any, to receive notices and vote (other than as a holder of Common Units), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender any certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of any certificate or certificates of such holders (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 5.2. As soon as practicable after the Mandatory Conversion Time and, if applicable, the surrender of any certificate or certificates (or lost certificate affidavit and agreement) for Preferred Units, the Company shall (a) issue and deliver to such holder, or to his, her or its nominees, a notice of issuance of uncertificated Units and may, upon written request, issue and deliver a certificate for the number of Common Units issuable upon such conversion in accordance with the provisions hereof and (b) pay cash as provided in Subsection 4.2 in lieu of any fraction of a Common Unit otherwise issuable upon such conversion. Such converted Preferred Units shall be retired and cancelled and may not be reissued.

6. Redemption.

6.1 General. Unless prohibited by Pennsylvania law governing distributions to members, all Series Seed Preferred Units and all Series A Preferred Units (other than Excluded Units) shall be redeemed by the Company at a price equal to the Series Seed Original Issue Price per Unit, plus all declared but unpaid distributions thereon and Series A Original Issue Price per Unit, plus all declared but unpaid distributions thereon, as the case may be (the "***Redemption Price***"), upon written notice from the holders of at least 50% of the then outstanding Series Seed Preferred Units requesting redemption of all Series Seed Preferred Units and the holders of at least 50% of the then outstanding Series A Preferred Units requesting redemption of all Series A Preferred Units (the "***Redemption Request***"), which Redemption Request the holders of Preferred Units shall be permitted to submit no earlier than August 1, 2024. If the Company receives a Redemption Request, it may choose to pay the Redemption Price in not more than 20 equal quarterly installments commencing three months after the date the Company receives the Redemption Request Each date on which Series Seed Preferred Units and Series A Preferred Units are redeemed is a "***Redemption Date***". On each Redemption Date, the Company shall redeem, on a pro rata basis in accordance with the number of Series Seed Preferred Units and Series A Preferred Units owned by each holder, that number of outstanding Series Seed Preferred Units and Series A Preferred Units determined by dividing (i) the total number of Series Seed Preferred Units and Series A Preferred Units outstanding immediately prior to such Redemption Date (other than Excluded Units) by (ii) the number of remaining quarterly payments (including the payment to which such calculation applies). The Company may prepay all or any portion of the Redemption Price at any time. If all Series Seed Preferred Units and Series A Preferred Units (other than Excluded Units) are not redeemed within six months of the date the Company receives the Redemption Request, the Redemption Price will increase by 0.667% per month thereafter. Upon receipt of a Redemption Request, the Company will not make any other distributions with respect to any other Units until the Redemption Price has been paid in full. If on any Redemption Date Pennsylvania law governing distributions to members prevents the Company from redeeming all Series Seed Preferred Units and Series A Preferred Units to be redeemed, the Company shall pay the maximum amount it is able to pay against the Redemption Price and accrued but unpaid interest consistent with such law, and shall pay the remaining amounts due as soon as it may lawfully do so under such law.

6.2 Redemption Notice. The Company shall send written notice of the mandatory redemption (the "***Redemption Notice***") to each holder of record of Series Seed Preferred Units and/or Series A Preferred Units at least 40 days prior to each Redemption Date. Each Redemption Notice shall state:

(a) the number of Series Seed Preferred Units and/or Series A Preferred Units held by the holder that the Company shall redeem on the Redemption Date specified in the Redemption Notice;

(b) the Redemption Date and the Redemption Price;

(c) the date upon which the holder's right to convert such Units terminates (as determined in accordance with Subsection 4.1); and

(d) for holders of Units in certificated form, that the holder is to surrender to the Company, in the manner and at the place designated, his, her or its certificate or certificates representing the Series Seed Preferred Units and Series A Preferred Units to be redeemed.

If the Company receives, on or prior to the 20th day after the date of delivery of the Redemption Notice to a holder of Series Seed Preferred Units and/or Series A Preferred Units, written notice from such holder that such holder elects to be excluded from the redemption provided in this Section 6, then the Series Seed Preferred Units and Series A Preferred Units registered on the books of the Company in the name of such holder at the time of the Company's receipt of such notice shall thereafter be "***Excluded Units***." Excluded Units shall not be redeemed or redeemable pursuant to this Section 6, whether on such Redemption Date or thereafter.

6.3 Surrender of Certificates; Payment. On or before the applicable Redemption Date, each holder of Series Seed Preferred Units and Series A Preferred Units to be redeemed on such Redemption Date, unless such holder has exercised his, her or its right to convert such Units as provided in Section 4, shall, if a holder of Units in certificated form, surrender the certificate or certificates representing such Units (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Company to indemnify the Company against any claim that may be made against the Company on account of the alleged loss, theft or destruction of such certificate) to the Company, in the manner and at the place designated in the Redemption Notice, and thereupon the Redemption Price for such Units shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the Series Seed Preferred Units and/or Series A Preferred Units represented by a certificate are redeemed, a new certificate, instrument, or book entry representing the unredeemed Series Seed Preferred Units and Series A Preferred Units shall promptly be issued to such holder.

6.4 Rights Subsequent to Redemption. If the Redemption Notice shall have been duly given, and if on the applicable Redemption Date the Redemption Price payable upon redemption of the Series Seed Preferred Units and Series A Preferred Units to be redeemed on such Redemption Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that any certificates evidencing any of the Series Seed Preferred Units and Series A Preferred Units so called for redemption shall not have been surrendered and all rights with respect to such Units shall forthwith after the Redemption Date terminate, except only the right of the holders to receive the Redemption Price without interest upon surrender of any such certificate or certificates therefor.

7. **Redeemed or Otherwise Acquired Units.** Any Preferred Units that are redeemed or otherwise acquired by the Company or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Company nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Units following redemption.

8. **Waiver.** Any of the rights, powers, privileges and other terms of the Series Seed Preferred Units set forth herein may be waived prospectively or retrospectively on behalf of all holders of Series Seed Preferred Units by the affirmative written consent or vote of the holders of a majority of the Series Seed Preferred Units. Any of the rights, powers, privileges and other terms of the Series A Preferred Units set forth herein may be waived prospectively or retrospectively on behalf of all holders of Series A Preferred Units by the affirmative written consent or vote of the holders of a majority of the Series A Preferred Units. Any of the rights, powers, privileges and other terms of the Preferred Units set forth herein applicable to all Preferred Units may be waived prospectively or retrospectively on behalf of all holders of Preferred Units by the affirmative written consent or vote of the holders of a majority of the Preferred Units voting as a single class.

9. **Notices.** Except as otherwise provided herein, any notice required or permitted by the provisions of this Exhibit 4.2 to be given to a holder of Preferred Units shall be mailed, postage prepaid, to the post office address last shown on the records of the Company, or given by electronic communication in compliance with the provisions of the Act, and shall be deemed sent upon such mailing or electronic transmission.

EXHIBIT 6.1

DIRECTORS

The following person(s) are elected as Directors of the Board:

Preferred Series Directors:

Ted Hobart (Series A Preferred Unit investor nominee)
Brian Scott (BT Aurochs Investments, LP designee)

Common Directors:

Ryan Michael Bove, CEO
Doug Michael Foster

Independent Director:

[to be determined]

EXHIBIT 6.4

OFFICERS

The following person(s) are elected as officers of the Company:

Name of Officer	Title
Ryan Michael Bove	President and Chief Executive Officer
Doug Michael Foster	Chief Sales Officer

The President and Chief Executive Officer shall have the power and authority generally conferred upon a president of a corporation and such officer hereby is authorized and empowered to take, or cause to be taken, any actions as may be appropriate for a president of a corporation and to execute, file and deliver, or cause to be filed or delivered, for, in the name of and on behalf of the Company, all instruments, agreements and documents as may be appropriate for a president of a corporation.

EXHIBIT 9.1

NEW MEMBER'S CONSENT

The undersigned hereby executes the Third Amended and Operating Agreement of 2124 Brewing Company LLC, a Pennsylvania limited liability company, as amended (the "Operating Agreement") and agrees to be bound by the terms thereof effective as of the date hereof. By executing this New Member's Consent, the undersigned: (a) acknowledges that the undersigned has received a copy of the Operating Agreement; (b) makes all the representations and warranties of the Members set forth therein; and (c) agrees to be bound by all of the provisions of the Operating Agreement. For purposes of providing notices to the undersigned in connection with the Operating Agreement, the address of the undersigned is as follows:

____
____
____

____
(Signature)

Name: ___________________________________

Date: ____________________________________

CONVERTIBLE NOTE SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY STARTENGINE CAPITAL LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(d). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE

TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: %%NAME_OF_ISSUER%%
%%ADDRESS_OF_ISSUER%%

Ladies and Gentlemen:

1. Note Subscription.

(a) The undersigned ("Subscriber") hereby subscribes for and agrees to purchase a Convertible Note (the "Securities"), of %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%%, %%COMPANY_TYPE%% (the "Company"), upon the terms and conditions set forth herein. The rights of the Securities are as set forth in the Convertible Note and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b) By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c) This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d) The aggregate value of Securities sold shall not exceed $%%MAX_FUNDING_AMOUNT%% (the "Oversubscription Offering"). Providing that subscriptions for $%%MIN_FUNDING_AMOUNT%% Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e) In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a) Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b) Escrow arrangements. Payment for the Securities shall be received by Prime Trust, LLC (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in on the signature page attached hereto below and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company as recorded by CrowdManage (a "Cap Table Management service operated by StartEngine Crowdfunding, Inc.."), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

(c) **Special provisions for cryptocurrency payments.** Notwithstanding Section 2(b), cryptocurrency payments will be received by the Escrow Agent from the undersigned and converted to U.S. dollars once per day. Once converted to U.S. dollars, the undersigned will be subscribed for the number of Securities he is eligible to receive based upon the investment value in U.S. dollars (the "Final Investment Amount"). Subscriber understands that the Final Investment Amount will be determined following the exchange of the cryptocurrency to U.S.

dollars at the current exchange rate, minus the Digital Asset Handling Fee of the Escrow Agent. Subscriber has read and understands the terms, conditions, and fees of the Escrow Agent for payments made in cryptocurrency available here, http://primetrust.com/assets/downloads/Digital_Asset_Disclosures.pdf. Cryptocurrency payments received at any time other than business hours in New York City (9:00am to 4:00pm Eastern Time, Monday through Friday) will be converted to U.S. dollars on the next business day. Subscriber further understands and affirms that Subscriber will be subscribed for the Securities equalling one-hundred percent (100%) of the Final Investment Amount. In the event that the Final Investment Amount exceeds the annual limit for the Subscriber, or that the Final Investment Amount exceeds the number of Securities available to the Subscriber, Subscriber will be refunded the amount not applied to his subscription. Any refunds, including those for cancelled investments, will be made only in the same cryptocurrency used for the initial payment and will be refunded to the same digital wallet address from which the initial payment was made.

3. Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a) Organization and Standing. The Company is a %%COMPANY_TYPE%% duly formed, validly existing and in good standing under the laws of the State of %%STATE_INCORPORATED%%. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b) Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c) Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued and outstanding and will constitute valid and legally binding obligations of the Company enforceable against the Company in accordance with their terms. The company will take measures necessary so the conversion of shares will be authorized and issued when required.

(d) Authority for Agreement. The execution and delivery by the Company of this Subscription

Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e) No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f) Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as of December 31, 2020 and the related consolidated statements of income and cash flows for the two-year period then ended or since inception (the "Financial Statements") have been made available to the Subscriber and appear in the Offering Statement and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. IndigoSpire P, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g) Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h) Litigation. There is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which

representations and warranties are true and complete in all material respects as of the date of the Subscriber's Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement, the Operating Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e) Investment Limits. Subscriber represents that either:

(i) Either of Subscriber's net worth or annual income is less than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is either less than (A) 5% of the lower of its annual income or net worth, or (B) $2,200; or

(ii) Both of Subscriber's net worth and annual income are more than $107,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, is less than 10% of the lower of its annual income or net worth, and does not exceed $107,000.

(f) Subscriber information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g) Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Offering Materials. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h) Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i) Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j) Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5. Revisions to Manner of Holding.

In the event that statutory or regulatory changes are adopted such that it becomes possible for companies whose purpose is limited to acquiring, holding and disposing of securities issued by a single company ("Crowdfunding SPVs") to make offerings under Section 4(a)(6) of the Securities Act, Subscriber agrees to exchange the Securities for securities issued by a Crowdfunding SPV in a transaction complying with the requirements of Section 3(a)(9) of the Securities Act. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such exchange in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors. Subscriber further agrees to transfer its holdings of securities issued under Section 4(a)(6) of the Securities Act into "street name" in a brokerage account in Subscriber's name, provided that the Company pay all costs of such transfer. Subscriber agrees that in the event the Subscriber does not provide information sufficient to effect such transfer in a timely manner, the Company may repurchase the Securities at a price to be determined by the Board of Directors.

6. Indemnity.

The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

7. Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of %%STATE_INCORPORATED%%.

EACH OF THE SUBSCRIBERS AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF %%STATE_INCORPORATED%%, AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 9 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS

SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

8. Notices.

Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

If to the Company, to: %%ADDRESS_OF_ISSUER%%

If to a Subscriber, to Subscriber's address as shown on the signature page hereto

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

9. Miscellaneous.

(a) All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b) This Subscription Agreement is not transferable or assignable by Subscriber.

(c) The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d) None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e) In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f) The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g) This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h) The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i) The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(j) This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(k) If any recapitalization or other transaction affecting the stock of the Company is affected, then any new, substituted or additional securities or other property which is distributed with respect to the Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(l) No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

[*SIGNATURE PAGE FOLLOWS*]

%%NAME_OF_ISSUER%%
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Convertible Notes of %%NAME_OF_ISSUER%%, by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

(a) The aggregate purchase price for the Convertible Notes the undersigned hereby irrevocably subscribes for is:	%%VESTING_AMOUNT%%

(b) The Securities being subscribed for will be owned by, and should be recorded on the Company's books as held in the name of:

%%SUBSCRIBER_DETAILS_WITH_TAX_ID%%

%%SUBSCRIBER_SIGNATURE%%

Date

* * * * *

This Subscription is accepted on %%TODAY%%.	%%NAME_OF_ISSUER%% By: %%ISSUER_SIGNATURE%%

[CONVERTIBLE NOTE FOLLOWS]

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY

OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

CONVERTIBLE PROMISSORY NOTE
SERIES 2021 - CF

$%%VESTING_AMOUNT%%   %%TODAY%%

For value received %%NAME_OF_ISSUER%%, a %%STATE_INCORPORATED%% corporation (the "Company"), promises to pay to %%VESTING_AS%%, the investor party hereto ("Investor") who is recorded in the books and records of the Company as having subscribed to this convertible promissory note (the "Note") the principal amount set forth above and on the signature page of his/her subscription agreement (the "Subscription Agreement"), together with accrued and unpaid interest thereon, each due and payable on the date and in the manner set forth below. This Note is issued as part of a series of similar convertible promissory notes issued by the Company pursuant to Regulation Crowdfunding (collectively, the "Crowdfunding Notes") to qualified purchasers on the funding portal StartEngine Capital LLC (collectively, the "Investors").

1. Repayment. All payments of interest and principal shall be in lawful money of the United States of America and shall be made pro rata among all Investors. All payments shall be applied first to accrued interest, and thereafter to principal. The outstanding principal amount of the Note shall be due and payable on September 1, 2024 (the "Maturity Date").

2. Interest Rate. The Company promises to pay simple interest on the outstanding principal amount hereof from the date hereof until payment in full, which interest shall be payable at the rate of %%INTEREST_RATE%% % per annum or the maximum rate permissible by law, whichever is less. Interest shall be due and payable on the Maturity Date and shall be calculated on the basis of a 365-day year for the actual number of days elapsed.

3. Conversion; Repayment Premium Upon Sale of the Company.

(a) In the event that the Company issues and sells shares of its Common Units to investors (the "**Equity Investors**") on or before the date of the repayment in full of this Note in a transaction or series of transactions pursuant to which the Company issues and sells shares of its Common Units resulting in gross proceeds to the Company of at least $5,000,000 (excluding the conversion of the Notes and any other debt) (a "**Qualified Financing**"), then it converts into Common Units at conversion price equal to the lesser of (i) 85% of the per share price paid by the Investors or (ii) the price equal to the quotient of $15,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.)

(b) If the conversion of the Note would result in the issuance of a fractional share, the Company shall, in lieu of issuance of any fractional share, pay the Investor otherwise entitled to such fraction a sum in cash equal to the product resulting from multiplying the then current fair market value of one share of the class and series of capital stock into which this Note has converted by such fraction.

(c) Notwithstanding any provision of this Note to the contrary, if the Company consummates a Sale of the Company (as defined below) prior to the conversion or repayment in full of this Note, then (i) the Company will give the Investor at least 15 days prior written notice of the anticipated closing date of such Sale of the Company and (ii) at the closing of such Sale of the Company, in full satisfaction of the Company's obligations under this Note, the Company will pay to the Investor an aggregate amount equal to the greater of (a) the aggregate amount of the principal and all unaccrued and unpaid interest under this Note or (b) the amount the Investor would have been entitled to receive in connection with such Sale of the Company if the aggregate amount of principal and interest then outstanding under this Note had been converted into shares of Common Units of the Company pursuant to Section 3(a) immediately prior to the closing of such Sale of the Company.

(d) For the purposes of this Note: "**Sale of the Company**" shall mean (i) any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, continue to hold at least a majority of the voting power of the surviving entity in substantially the same proportions (or, if the surviving entity is a wholly owned subsidiary, its parent) immediately after such consolidation, merger or reorganization; (ii) any transaction or series of related transactions to which the Company is a party in which in excess of 50% of the Company's voting power is transferred; *provided, however*, that a Sale of the Company shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor or indebtedness of the Company is cancelled or converted or a combination thereof; or (iii) a sale, lease, exclusive license or other disposition of all or substantially all of the assets of the Company.

4. Maturity. Unless this Note has been previously converted in accordance with the terms of this Note, the entire outstanding principal balance and all unpaid accrued interest shall automatically be converted into Common Units at a price per security equal to the quotient of $15,000,000 divided by the aggregate number of outstanding common shares of the Company as of immediately prior to the conversion of these Notes (assuming full conversion or exercise of all convertible and exercisable securities then outstanding other than the Notes.) as soon a reasonably practicable following the Maturity Date.

5. Expenses. In the event of any default hereunder, the Company shall pay all reasonable attorneys' fees and court costs incurred by Investor in enforcing and collecting this Note.

6. Prepayment. The Company may not prepay this Note prior to the Maturity Date without the written consent of 51% in interest of the Investors.

7. Default. In the event of any "**Event of Default**" hereunder, the Convertible Notes shall accelerate and all principal and unpaid accrued interest shall become due and payable. Each of the following shall constitute an "**Event of Default**", provided, however that the 51% of the interest of Investors may waive any Event of Default as set forth:

a) The Company's failure to pay when due any amount payable by it hereunder and such failure continues uncured for 10 business days.

b) The Company's failure to comply with any of its reporting obligations under Regulation Crowdfunding and such failure continues uncured for 10 business days.

c) Voluntary commencement by the Company of any proceedings to have itself adjudicated as bankrupt.

d) The entry of an order or decree under any bankruptcy law that adjudicates the Company as bankrupt, where the order or decree remains unstayed and in effect for 90 days after such entry.

e) The entry of any final judgment against the Company for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not appealed within 30 days after such entry.

f) The issuance or entry of any attachment or the receipt of actual notice of any lien against any of the property of the Company, each for an amount in excess of $100,000, if undischarged, unbonded, undismissed or not being diligently contested in good faith in appropriate proceedings within 30 days after such issuance, entry or receipt.

g) Any representation or warranty made by the Company under the Convertible Note Subscription Agreement shall prove to have been false or misleading in any material respect when made or deemed to have been made; provided that no Event of Default will occur under this clause if the underlying issue is capable of being remedied and is remedied within 30 days of the earlier of the Company becoming aware of the issue.

8. Waiver. The Company hereby waives demand, notice, presentment, protest and notice of dishonor.

9. Governing Law. This Note shall be governed by and construed under the laws of the state of %%STATE_INCORPORATED%%, as applied to agreements among %%STATE_INCORPORATED%% residents, made and to be performed entirely within the state of %%STATE_INCORPORATED%%, without giving effect to conflicts of laws principles.

10. Parity with Other Notes. The Company's repayment obligation to the Investor under this Note shall be on parity with the Company's obligation to repay all Notes issued pursuant to the Agreement. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay the Notes in full, payment shall be made to Investors of the Notes on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Investor hereunder.

11. Modification; Waiver. Any term of this Note may be amended or waived with the written consent of the Company and 51% in interest of investors.

12. Assignment. Subject to compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Note), this Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company. Thereupon, this Note shall be registered in the Company's books and records in the name of, the transferee. Interest and principal shall be paid solely to the registered holder of this Note. Such payment shall constitute full discharge of the Company's obligation to pay such interest and principal.

13. Electronic Signature. The Company has signed this Note electronically and agrees that its electronic signature is the legal equivalent of its manual signature on this Note.

14. Liquor Matters. The Company is subject to regulation by the Pennsylvania Liquor Control Board and may be subject to regulation, now or in the future, by other government agencies. As owners of the Company, the Members may be subject to registration, approval and other requirements from one or more government agencies. Each Member agrees to complete, execute and deliver such forms, provide such information, and cooperate with other requests as the Company may request in order to comply with such requirements. Failure of a Member to do so could have a material adverse effect on the Company. Accordingly, to the extent that the Manager determines that a Member's continued membership in the Company could jeopardize any license held or required to be held by the Company pursuant to applicable requirements, the Manager, after providing written notice to the Member whose membership is potentially problematic and giving such Member a reasonable period of time in which to cure such matter (if such matter is capable of cure), may take such actions as it may reasonably deem appropriate under the circumstances, including terminating such membership or requiring a Member, one or more of whose owners are creating the problem, to terminate such ownership. The Company and Member and, if applicable, owner of a Member, shall negotiate in good faith the terms of any such termination. In the event they cannot reach an agreement within a reasonable period, the Company may take such steps as it may reasonably determine in light of the prior investment in the Company so that the Company will be in compliance with applicable legal requirements.

15. Voting Rights (applies when the convertible notes of this Reg. CF offering convert into Common Units). Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

%%NAME_OF_ISSUER%%:

By: ____%%ISSUER_SIGNATURE%%____

Name: %%NAME_OF_ISSUER%%
Title: %%ISSUER_TITLE%%

Investor:
By: %%INVESTOR_SIGNATURES%%
Name: %%VESTING_AS%%
Title: %%INVESTOR_TITLE%%
Email: %%VESTING_AS_EMAIL%%

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